                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-37202
PROSPECTUS

                           BIO-RAD LABORATORIES, INC.

                               OFFER TO EXCHANGE

                      $150,000,000 principal amount of its
                  11 5/8% senior subordinated notes due 2007,
              which have been registered under the Securities Act,
 for any and all of its outstanding 11 5/8% senior subordinated notes due 2007

                      Material Terms of the Exchange Offer

 . The exchange offer expires at 5:00 p.m., New York City time, on June 29,
  2000, unless extended.

 . We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

 . The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

 . You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

 . The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

 . We will not receive any proceeds from the exchange offer.

 . The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

 . You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

 . Our affiliates may not participate in the exchange offer.

   Please refer to "Risk Factors" beginning on page 9 of this document for a description of the risks you should consider when evaluating this investment.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is June 2, 2000.

   We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

   The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

   This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547, Attention: Legal Department, or call (510) 724-7000 and ask to speak to someone in our Legal Department. In addition, to obtain timely delivery of any information you request, you must submit your request no later than June 22, 2000, which is five business days before the date the exchange offer expires.

                               ----------------

                               TABLE OF CONTENTS

Summary...................................................................    1
Risk Factors..............................................................    9
The Exchange Offer........................................................   16
The Acquisition...........................................................   25
Use of Proceeds...........................................................   27
Capitalization............................................................   27
Selected Historical and Unaudited Pro Forma Consolidated Financial
 Statements...............................................................   28
Selected Historical Consolidated Financial Data of Bio-Rad................   30
Selected Historical Consolidated Financial Data of PSD....................   31
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   32
Business..................................................................   39
Management................................................................   51
Principal and Management Stockholders.....................................   53
Certain Relationships and Related Party Transactions......................   54
Description of the Credit Facility........................................   55
Description of Notes......................................................   57
Material U.S. Federal Income Tax Consequences of the Exchange.............   92
Plan of Distribution......................................................   93
Legal Matters.............................................................   93
Independent Auditors......................................................   94
Available Information.....................................................   94
Incorporation by Reference................................................   95
Glossary of Terms.........................................................   96
Index to Consolidated Financial Statements................................  F-1

                           FORWARD-LOOKING STATEMENTS

   Other than statements of historical fact, statements made in this prospectus or incorporated by reference into this prospectus include forward-looking statements, such as statements with respect to our future financial performance, operating results, plans and objectives. We have based these forward-looking statements on our current expectations and projections about future events. However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including, among other things:

  . our ability to successfully integrate with Pasteur Sanofi Diagnostics
    S.A. ("PSD"), which we recently renamed "Bio-Rad Pasteur";

  . our substantial leverage and ability to service our debt;

  . our ability to successfully develop and market new products;

  . our reliance on and access to necessary intellectual property;

  . our ability to achieve management's objectives;

  . competition in and government regulation of the industries in which we operate;

  . the continued performance of our business partners; and

  . the monetary policies of various countries.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For a more detailed discussion of these and other potential risk factors, see the section "Risk Factors."

                                 INDUSTRY DATA

   Industry data used throughout this prospectus reflect the good faith estimates of our management, based upon how we define our market, upon management's review of our internal surveys and upon published industry sources and other publicly available information. Although we believe that these sources are reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

                                 EXCHANGE RATES

   When we refer to "dollars," or "$" we mean United States dollars. PSD's functional currency is the French Franc. In this prospectus, as well as the accompanying financial statements included in this prospectus, assets and liabilities are translated into United States dollars at the current exchange rate as of the applicable balance sheet dates. Revenues and expenses are translated at the weighted average exchange rate prevailing during the applicable periods. You should not interpret these conversions as expectations that the French Franc amounts actually represent such United States dollar amounts or could be converted into United States dollar amounts at the rates indicated or used, or at any other rates.

   The following table provides the French Franc exchange rates, set forth in French Francs per United States dollar, solely for your convenience.

                                                            French Francs per
                                                          United States dollar
                                                          ---------------------
                                                          Year/Period
     Calendar period                                          End     Average(1)
     ---------------                                      ----------- ---------
     1997................................................    6.02       5.84
     1998................................................    5.59       5.90
     1999................................................    6.52       6.16
     2000 (through March 31, 2000).......................    6.85       6.65

--------
(1) Based on the Pacific Exchange buying rate for French Francs during the period listed.

   All conversions of Euros have been translated into United States dollars at the rate of 1.04 Euros per United States dollar, the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2000.

                                    SUMMARY

   On October 1, 1999, Bio-Rad acquired the stock of PSD and the rights to certain other ancillary assets for $210 million, subject to downward adjustments (the "Acquisition"). We paid for PSD with borrowings under a senior subordinated credit facility and our senior credit facility, which includes a term loan and a revolving credit facility. For ease of reference, we will sometimes refer to the Acquisition and entering into the senior subordinated credit facility and our Credit Facility, collectively, as the "Transactions." We will refer to the offering of the private notes as the "Private Offering." As used in this prospectus: (1) the terms "Company," "Bio-Rad," "we," "our," "ours," and "us" refer to Bio-Rad Laboratories, Inc. and its subsidiaries prior to the Acquisition, except in the section "Description of Notes" and where it is clear that such terms mean only Bio-Rad Laboratories, Inc. or Bio-Rad and its consolidated subsidiaries, including PSD; and (2) "PSD" refers to Pasteur Sanofi Diagnostics S.A. and its subsidiaries prior to the Acquisition. The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we reference herein.

                               The Exchange Offer

The Exchange Offer.......... We are offering to exchange our exchange notes for our outstanding private notes that are properly tendered and accepted. You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $150,000,000 principal amount of private notes is outstanding.

Expiration Date............. The exchange offer will expire at 5:00 p.m., New
                             York City time, on June 29, 2000, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange   The exchange offer is not subject to any
 Offer...................... conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering
 Private Notes..............
                             If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to Norwest Bank Minnesota, N.A., as exchange agent, on or before the expiration date, either:

                             . a computer generated message transmitted
                               through The Depository Trust Company's
                               Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

                             . a properly completed and duly executed letter
                               of transmittal, which accompanies this
                               prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

                             If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under "The Exchange Offer--Procedures for Tendering."

Special Procedures for
 Beneficial Owners.......... If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the private notes in your name or
                             (2) obtain a properly completed bond power from the registered holder, before completing and executing the letter of transmittal and delivering your private notes.

Guaranteed Delivery
 Procedures................. If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of Private Notes
 and Delivery of Exchange
 Notes...................... Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights........... You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange Offer--Withdrawal of Tenders."

Material U.S. Federal
 Income Tax Consequences.... The exchange of notes will not be a taxable event for United States federal income tax purposes. For a discussion of the material federal income tax consequences relating to the exchange of notes, see the section "Material U.S. Federal Income Tax Consequences of the Exchange."

Exchange Agent.............. Norwest Bank Minnesota, N.A., the trustee under the indenture governing the private notes, is serving as the exchange agent.

Consequences of Failure to
 Exchange Notes............. If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Registration Rights
 Agreement.................. You are entitled to exchange your private notes for exchange notes with substantially identical terms. The exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes. Under the circumstances described in the registration rights agreement, you may require us to file a shelf registration statement under the Securities Act.

   We explain the exchange offer in greater detail beginning on page 16.

                               The Exchange Notes

   The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and both the private notes and the exchange notes, collectively, the "notes", are governed by the same indenture.

Securities Offered.......... $150.0 million principal amount of 11 5/8% senior subordinated notes due 2007.

Issuer...................... Bio-Rad Laboratories, Inc.

Maturity Date............... February 15, 2007.

Interest.................... The exchange notes will bear interest at the rate of 11 5/8% per year, payable every six months on February 15 and August 15, beginning August 15, 2000.

Optional Redemption......... We have the option to redeem any or all of the exchange notes at any time prior to February 15, 2004 at a redemption price equal to 100% of the principal amount thereof plus the applicable premium plus accrued and unpaid interest and liquidated damages, if any. Thereafter, we can redeem some or all of the notes at the redemption prices listed in the section "Description of Notes" under the heading "Optional Redemption," plus accrued and unpaid interest and liquidated damages, if any.

Optional Redemption after
 Sales of Common Stock...... At any time (which may be more than once) on or before February 15, 2003, we can choose to redeem up to 35% of the original principal amount of the notes with money that we raise from sales of our common stock, as long as:

                             . we pay to holders of the notes a redemption
                               price of 111.625% on the face amount of the notes we redeem, plus accrued and unpaid interest and liquidated damages, if any;

                             . we redeem the notes within 90 days of
                               completing such equity offering; and

                             . at least 65% of the original aggregate amount
                               of the notes issued remains outstanding
                               afterwards.

Ranking..................... The notes:

                             . are our senior subordinated, unsecured general
                               obligations;

                             . rank junior in right of payment to all of our
                               existing and future senior debt (other than trade payables);

                             . rank equally in right of payment with all of
                               our existing and future senior subordinated debt;

                             . rank senior in right of payment to all of our
                               existing and future subordinated indebtedness;
                               and

                             . are effectively behind all existing and future
                               debt of our subsidiaries that are not
                               guarantors, including trade payables.

                             As of March 31, 2000, we and our subsidiaries had approximately $117.5 million of debt outstanding (excluding trade payables) that is senior to the notes.

Future Guarantees........... None of our subsidiaries were guarantors upon issuance of the private notes. Our future domestic subsidiaries that are material to our business will be required to guarantee the notes. For more details, see the section "Description of Notes" under the heading "Certain Covenants-- Future Guarantors."

Change of Control........... If we go through a Change of Control, we must give holders of the notes the opportunity to sell to us their notes at a purchase price of 101% of their face amount, plus accrued interest. The term Change of Control is defined in the section "Description of Notes."

Certain Covenants........... The indenture contains covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

                             . incur additional debt;

                             . pay dividends, redeem capital stock or make
                               certain other restricted payments or
                               investments;

                             . enter into agreements that prohibit our
                               subsidiaries from paying dividends, making loans or otherwise transferring assets to us or to any of our other subsidiaries;

                             . encumber or sell assets; or

                             . merge, consolidate or sell all or substantially
                               all of our assets.

Form of Exchange Notes...... The exchange notes will be represented by one or more permanent global certificates, in fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, as depositary. You will not receive exchange notes in certificated form unless one of the events described in the section "Description of Notes" under the heading "Book-Entry, Delivery and Form" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these notes will be effected only through, records maintained in book-entry form by The Depository Trust Company and its participants.

Use of Proceeds............. We will not receive any cash proceeds from the exchange offer.

  We explain the exchange notes in greater detail beginning on page 57.

                                  The Company

   We are a world leader in serving the life science, clinical diagnostics and analytical instruments markets, providing more than 8,000 products and services to scientific research, healthcare, industrial, educational and government customers in more than 70 countries. We have a worldwide reputation for quality, innovative products and well-recognized brand names within our industry. We are a leader in many of the market segments in which we compete, and operate in three primary segments: Life Science, Clinical Diagnostics and Analytical Instruments.

Life Science Segment

   Our Life Science segment is at the forefront of discovery, creating advanced tools for biological exploration. We are a leading life science company based on Life Science segment net sales. Our Life Science segment develops, manufactures and markets a complete range of laboratory instruments, apparatus and consumables which are used in many established research techniques. These techniques are typically used to separate, purify and analyze biological materials such as proteins or nucleic acids, primarily within a laboratory setting. We are a leading supplier of broad product lines in the following areas:

  . Electrophoresis

  . Image analysis

  . Gene transfer

  . Chromatography

   Our principal life science customers include prominent universities and research institutions as well as government agencies and leading pharmaceutical and biotechnology firms.

Clinical Diagnostics Segment

   Our Clinical Diagnostics segment designs, manufactures, sells and supports automated in vitro diagnostic ("IVD") test systems, reagents and quality control ("QC") systems that serve clinical laboratories worldwide. In the estimated $20 billion global diagnostics market, we believe we have leading positions in certain specific diagnostic test areas. For instance, we believe we are the world leader in the supply of QC systems to clinical laboratories. We derive a substantial portion of our clinical diagnostics net sales from long-term agreements for the supply of reagents and services for installed instruments and for QC systems, both of which historically have generated a stable and recurring stream of net sales. In addition to our leadership position in QC systems, the clinical diagnostics industry recognizes our technology as the "gold standard" for the following diagnostic tests and procedures:

  . Diabetes monitoring

  . Broad-spectrum drug screening

  . Hospital epidemiology

   We also supply more than 350 different products covering more than 100 clinical diagnostic tests to what we estimate to be the approximately $1.9 billion specialty IVD test market, especially within the growing area of genetic disorders. These tests are conducted outside the body and are used to identify and measure substances in a patient's tissue, blood or urine.

   The Clinical Diagnostics segment has also established significant commercial alliances with Bayer Diagnostics (formerly Chiron Diagnostics Corporation), and more recently with Abbott Laboratories, for the development, manufacture and distribution of customized QC products. Abbott and Bayer, which are acknowledged industry leaders in the supply of diagnostic equipment, will exclusively offer these QC products for use on their worldwide installed base of instrumentation.

Analytical Instruments Segment

   Our Analytical Instruments segment designs, manufactures, sells and services analytical instruments used by industrial companies and government and university laboratories to better understand the quality, quantity or chemical identity of materials or processes. We provide analytical instruments for use in measuring the critical dimensions and characterization of silicon chips and wafers, and are at the forefront of the development of advanced systems for the metrology and Fourier transform infrared ("FT-IR") characterization of 300mm (12 inch) silicon wafers. We produced the first commercial rapid-scanning FT-IR spectrometer in 1969 and have a reputation for innovation in molecular spectroscopy technology. We produce and publish spectral databases under the Sadtler name. Through Sadtler, we have the largest FT-IR and nuclear magnetic resonance ("NMR") spectral databases. Sadtler is the world-recognized reference used by spectroscopists for FT-IR.

   We have determined that the sale or disposal of certain portions of this segment is appropriate. We have engaged an investment bank to assist us in this matter and are having discussions with a third party regarding a potential strategic alliance with respect to these assets. These discussions may not lead to any definitive agreement among the parties. In the event that we do not complete this transaction, we may pursue other strategic alternatives, including a joint venture with a third party or an internal reorganization. We cannot assure you that we will be successful in consummating any of these transactions.

                                The Acquisition

   We believe our acquisition of PSD will increase our global presence in the clinical diagnostics market. PSD is a global IVD company with leading positions in selected segments of the market. For instance, PSD is an industry leader in the supply of test kits for autoimmune-related disorders. PSD is also a worldwide leader in the supply (either directly or through agreements with third parties) of tests and bloodbank screens for HIV. In addition, PSD has a significant presence in the bacteriology, infectious disease and immuno-hematology diagnostic markets. PSD also is the exclusive supplier of certain reagents for the Beckman Coulter automated analyzer, Access(TM).

   PSD was founded by the Institut Pasteur to commercialize its diagnostics research, and currently holds certain exclusive licenses from the Institut Pasteur in the HIV and infectious disease product segments. Through a Cooperation Agreement with Institut Pasteur, PSD has the exclusive right to use the Pasteur name for IVD products and a priority to commercialize Institut Pasteur's discoveries in the IVD market.

   We believe that the Acquisition enhances Bio-Rad's clinical diagnostics market position for the following reasons:

  . Bio-Rad and PSD have complementary product lines.

  . The combined company has increased geographic reach.

  . The Cooperation Agreement provides us with a priority to commercialize
    Institut Pasteur's discoveries in the IVD market.

  . We have the opportunity to apply emerging Bio-Rad technologies to the combined product portfolio.

  . We expect to achieve operational efficiencies.

   For more details, see the section "The Acquisition."

     Summary Historical and Unaudited Pro Forma Consolidated Financial Data
                                 (in millions)

   The table below includes summary historical financial information for Bio-Rad and unaudited pro forma consolidated financial information for Bio-Rad and PSD. You should read the information set forth below together with the other financial information contained in this prospectus.

                                                                Three Months
                               Year Ended December               Ended March
                                       31,               Pro         31,
                               ----------------------   Forma   --------------
                                1997    1998    1999   1999(1)   1999    2000
                               ------  ------  ------  -------  ------  ------
Net sales....................  $426.9  $441.9  $549.5  $722.0   $125.7  $183.7
Cost of goods sold...........   189.3   202.4   255.2   347.7     55.6    86.7
                               ------  ------  ------  ------   ------  ------
Gross profit.................   237.6   239.5   294.3   374.3     70.2    97.0
Selling, general and
 administrative expense......   164.8   167.0   194.5   255.7     43.0    60.7
Product research and
 development expense.........    46.1    41.4    51.2    66.7     10.5    17.9
Purchased in-process research
 and development expense.....     --      --     15.5     --       --      --
                               ------  ------  ------  ------   ------  ------
Income from operations.......    26.7    31.1    33.1    51.9     16.6    18.4
Interest expense, net........    (1.2)   (3.7)  (12.8)  (34.3)    (0.9)   (8.8)
Other income (expense).......    (2.7)    6.8    (3.9)  (11.8)    (0.6)   (5.3)
                               ------  ------  ------  ------   ------  ------
Income before taxes..........    22.8    34.2    16.4     5.8     15.1     4.3
Provision for income tax.....     6.4     9.9     4.7     3.5      4.3     1.4
                               ------  ------  ------  ------   ------  ------
Net income (loss)............  $ 16.4  $ 24.3  $ 11.7  $  2.3   $ 10.8  $  3.0
                               ======  ======  ======  ======   ======  ======
Other Financial Data:
EBITDA(2)....................  $ 43.5  $ 58.9  $ 56.7  $ 80.1   $ 21.2  $ 23.8
Depreciation and
 amortization................    19.5    21.0    27.5    40.0      5.2    10.7
Capital expenditures, net....    23.6    21.2    27.3    27.3      4.6     8.3


Selected Ratios:
EBITDA to interest expense...                            2.3x
Total debt to EBITDA.........                            3.3x
Net debt to EBITDA(3)........                            3.0x


Balance Sheet Information:
Cash.........................  $ 10.8  $ 10.1  $ 17.1  $ 17.1   $  8.0  $ 15.3
Total assets.................   351.9   367.3   668.9   668.9    369.6   671.4
Total debt...................    49.8    51.7   261.1   261.1     51.2   271.9
Stockholders' equity.........   196.7   214.3   220.1   220.1    220.9   219.0

--------
(1) The pro forma financial information gives effect to the Transactions and the Private Offering as if they had occurred on January 1, 1999 in the case of statements of operations data but does not give effect to any cost savings we expect to realize as a result of the Acquisition.

(2) "EBITDA" is defined as net income (loss) from operations before interest, taxes, depreciation and amortization. We believe that EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

(3) "Net debt" is defined as total debt less cash and cash equivalents.

                                  RISK FACTORS

   You should read and consider carefully each of the following factors, as well as the other information contained in or incorporated by reference into this prospectus, before making a decision to tender your private notes in the Exchange Offer. The risk factors set forth below (other than the first risk factor described below) are generally applicable to the private notes as well as the exchange notes.

If you do not exchange your notes pursuant to this exchange, you may never be able to sell your notes.

   It may be difficult for you to sell notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

   If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

  . the indenture;

  . the legend on the private notes; and

  . the offering memorandum relating to the private notes.

   The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for the private notes would be adversely affected.

Our substantial amount of debt and debt service obligations could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

   We have a substantial amount of debt outstanding. The following chart shows certain important credit statistics as of March 31, 2000.

                                                               At March 31, 2000
                                                               -----------------
     Total debt...............................................  $271.9 million
     Stockholders' equity.....................................  $219.0 million
     Debt to equity ratio................................... .       1.2x

   Our substantial amount of debt could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes;

  . require us to dedicate a substantial portion of our cash flow to payments on our debt;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  . limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

   We and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. As of March 31, 2000, our Credit Facility would permit additional borrowings of up to $63.0 million and all of those borrowings would be senior to the notes. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

   Our ability to make payments on and to refinance our debt, including these notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Credit Facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our Credit Facility and the notes, on commercially reasonable terms or at all.

The indenture and our Credit Facility contain provisions that could materially restrict our business.

   The indenture and our Credit Facility contain a number of significant covenants that, among other things, restrict our ability to:

  . dispose of assets;

  . incur additional debt;

  . guarantee third-party obligations;

  . repay other debt or amend other debt instruments;

  . create liens on assets;

  . enter into capital leases;

  . make investments, loans or advances;

  . make acquisitions or engage in mergers or consolidations;

  . make capital expenditures; and

  . engage in certain transactions with our subsidiaries and affiliates.

   In addition, under our Credit Facility, we are required to meet a number of financial ratios and tests.

   Our ability to comply with such agreements may be affected by events beyond our control. The breach of any such covenants or restrictions could result in an event of default under our Credit Facility or the indenture, which would permit certain lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under our Credit Facility could be terminated. If we were unable to repay debt to our senior lenders, such lenders could proceed against the collateral securing such debt. For more details, see the section "Description of the Credit Facility."

Your right to receive payments on the notes is junior to our existing debt and possibly all of our future borrowings.

   The indebtedness evidenced by the notes ranks behind all of our existing debt (other than trade payables) and all of our future borrowings (other than trade payables), except any future debt that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes. We cannot assure you that we will have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior debt.

   In addition, all payments on the notes will be blocked in the event of a payment default on designated senior debt and may be blocked for up to 179 of 360 consecutive days in the event of non-payment defaults on designated senior debt. For more details, see the section "Description of Notes" under the heading "Subordination."

   The notes are also effectively behind all debt of our subsidiaries which, as of March 31, 2000, was $6.1 million.

Our ability to repay the notes and other debt depends in part on cash flow from our subsidiaries.

   Most of our active subsidiaries operate overseas. Our subsidiaries generated 58% of our net sales in the year ended December 31, 1999, and held 39% of our consolidated assets as of March 31, 2000. Consequently, we depend in part on distributions or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including with respect to the notes. Our subsidiaries are not obligated to make funds available to us for payment on the notes, so long as they do not become guarantors. In addition, distributions and intercompany transfers to us from our subsidiaries will depend on:

  . their earnings;

  . covenants contained in their debt agreements;

  . covenants contained in other agreements to which our subsidiaries are or may become subject;

  . business and tax considerations; and

  . applicable law.

   We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us and that these distributions and/or payments will be adequate to pay principal and interest on the notes when due. In addition, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries that are not guarantors upon their liquidation or recapitalization will generally be subject to the prior claims of the subsidiaries' creditors.

   The Credit Facility grants to the lenders security interests in the capital stock of certain of our subsidiaries. As a result, if an event of default occurs under the Credit Facility, the lenders would be able to exercise certain remedies with respect to that capital stock which would have the effect of giving the lenders control over those subsidiaries and their assets.

We may face significant business disruption attempting to integrate PSD into our company successfully.

   The integration and consolidation of PSD is requiring substantial management, financial and other resources. While we believe that we have sufficient resources to manage the Acquisition, the Acquisition involves a number of significant risks, including diversion of management's attention, difficulties in assimilating the technologies, services and products of PSD and unanticipated events or circumstances, some or all of which could have a material adverse effect on our business, financial condition or results of operations. If we are unable to integrate and manage PSD successfully, it could have a material adverse effect on our business, financial condition or results of operations.

   We also cannot assure you that we will realize any expected benefits of the Acquisition. Although we expect to realize certain cost savings and operating efficiencies from the integration of PSD with Bio-Rad, these expectations are based on our estimates and assumptions, which are subject to significant business, economic and other uncertainties and contingencies. These uncertainties and contingencies are difficult to predict and, for the most part, are beyond our control. For example, we may not realize the cost savings we expect with respect to headcount reductions because work force laws and regulations in Europe may make severance costs higher than we have estimated. Actual cost savings and efficiencies, if any, could differ materially from our expectations. For more information about the Acquisition, see the sections "The Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The industries and market segments in which we operate are highly competitive, and we may not be able to compete effectively with larger companies with greater financial resources than we have.

   The life science, clinical diagnostics and analytical instruments markets are each highly competitive. Some of our competitors have greater financial resources than we do and are less leveraged than we are, making them better equipped to license technologies and intellectual property from third parties or to fund research and development, manufacturing and marketing efforts. Moreover, competitive and regulatory conditions in many markets in which we operate restrict our ability to fully recover, through price increases, higher costs of acquired goods and services resulting from inflation. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require us to continue to invest in research and development, sales and marketing and customer service and support. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will be successful in maintaining such advantages. For more details, see the section "Business" under the heading "Competition."

We have significant international operations which subject us to various foreign risks such as general economic and market conditions in the countries in which we operate.

   A significant portion of our sales are made outside of the United States. As a result, our international operations are subject to risks common to foreign operations, such as general economic and market conditions in the countries in which we operate, changes in governmental regulations, political instability, import restrictions and currency exchange rate risks. In particular, the economic downturn in Asia had an impact on our operating results in 1998. Although we enter into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect our intercompany receivables and payables denominated in foreign currencies, we cannot assure you that shifts in currency exchange rates will not have a material adverse effect on our operating results and financial condition.

   On January 1, 1999, certain member countries of the European Union began to fix the conversion rates between their national currencies and a common currency, the "Euro." Between January 1, 1999 and January 1, 2002, participating countries will gradually transition from their national currencies to the Euro.

   This transition will have business implications including the need to adjust internal systems to accommodate the Euro and cross-border price transparency. We have assigned a group of Corporate and European managers the task of preparing and accommodating the changes required to continue to do business in the European Union. We have not experienced to date nor do we expect that these changes will have a material impact on our business, operations, financial position or liquidity. There will be increased competitive pressures as a result of the change, and marketing strategies will need to be continuously evaluated until the transition is complete. As a result of competitive forces and government regulations, we cannot guarantee that all problems will be foreseen and remediated, and that no material disruption will occur. For more details, see the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Euro--A New European Currency."

We are dependent on government funding and the capital spending policies of our customers, and the effect of potential healthcare reform on government funding and our customers' ability to purchase our products is uncertain.

   Our customers include universities, clinical diagnostics laboratories, hospitals and pharmaceutical, biotechnology and chemical companies. The capital spending policies of these institutions and companies have a significant effect on the demand for our products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the availability of funding from grants by governments or government agencies, the spending priorities among various types of equipment and the policies regarding capital expenditures during industry downturns or recessionary periods. If government funding to our customers were to decrease, or if our customers were to decrease or reallocate in a manner adverse to us their capital spending budgets, it could have a material adverse effect on our business, financial condition or results of operations.

   Healthcare reform and the growth of managed care organizations have been and continue to be significant factors in the clinical diagnostics market. The trend towards managed care, together with efforts to reform the healthcare delivery system in the U.S. and Europe, has resulted in increased pressure on healthcare providers and other participants in the healthcare industry to reduce costs. These competitive forces place constraints on the levels of overall pricing, and thus could have a material adverse effect on our profit margins for products we sell in clinical diagnostics markets. To the extent that our customers in the healthcare industry seek to address the need to contain costs by limiting the number of clinical tests being performed, our results of operations could be materially and adversely affected. If these changes in the United States and European healthcare markets continue, we could be forced to alter our approach in selling, marketing, distributing and servicing our products. For more details, see the section "Business" under the heading "Regulatory Matters."

Our failure to respond to technological changes may negatively impact our business.

   Our future success depends on our ability to continue to improve our product offerings and develop and introduce new product lines and extensions that integrate new technological advances. If we are unable to integrate technological advances into our product offerings or to design, develop, manufacture and market new product lines and extensions successfully and in a timely manner, our operating results will be adversely affected. While we expect to continue to invest in research and development for all of our market segments, we cannot assure you that our product and process development efforts will be successful or that new products we introduce will achieve market acceptance.

Risks relating to intellectual property rights may negatively impact our business.

   We rely on a combination of copyright, trade secret, patent and trademark laws and third-party nondisclosure agreements to protect our intellectual property rights and products. However, we cannot assure you that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable, or that meaningful protection or adequate remedies will be available to us. For instance, it may be possible for unauthorized third parties to copy our intellectual property, to reverse engineer or obtain and use information that we regard as proprietary, or to develop equivalent technologies independently. Additionally, third parties may assert exclusive patent, copyright and other intellectual property rights to technologies that are important to us. If we are unable to license or otherwise access protected technology used in our products, or if we lose our rights under any existing licenses, such as the HCV License with Ortho Diagnostics Systems, Inc. and Chiron Corporation, we could be prohibited from manufacturing and marketing such products. We may find it necessary to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs to us and divert our resources. We also could incur substantial costs to redesign our products, to defend any legal action taken against us or to pay damages to an infringed party. The foregoing matters could adversely impact our business.

We are subject to substantial government regulation.

   Some of our products (primarily diagnostic products), production processes and our marketing are subject to foreign and federal, state and local regulation, including the U.S. Food and Drug Administration and its foreign counterparts. We are also subject to government regulation of the use and handling of a number of materials and controlled substances. Failure to comply with present or future regulations could result in substantial liability to us, suspension or cessation of our operations, restrictions on our ability to expand at our present locations or requirements for the acquisition of significant equipment or other significant expenses.

We are currently subject to environmental regulations and enforcement proceedings.

   Our operations are subject to federal, state, local and foreign environmental laws and regulations that govern such activities as emissions to air and discharges to water, as well as handling and disposal practices for solid, hazardous and medical wastes. In addition to environmental laws that regulate our operations, we are also subject to environmental laws and regulations that create liability and clean-up responsibility for spills, disposals or other releases of hazardous substances into the environment as a result of our operations or otherwise impacting real property that we own or operate. The environmental laws and regulations also subject us to claims by third parties for damages resulting from any spills, disposals or releases resulting from our operations or at any of our properties.

   We will in the future incur capital and operating costs to comply with currently existing laws and regulations, and possible new statutory enactments, and these expenditures may be significant. We have incurred, and may in the future incur, fines related to environmental matters and liability for costs or damages related to spills or other releases of hazardous substances into the environment at sites where we have operated, or at off-site locations where we have sent hazardous substances for disposal. In that regard, we currently are investigating soil and groundwater contamination at one of our properties under the oversight of a state agency pursuant to a statewide assessment and investigation of certain manufacturing operations. Based on the currently available information, we believe that the costs to clean up this contamination will not have a material adverse effect on the future results of our operations or our financial condition. We can provide no assurance, however, that such matters or any future obligations to comply with environmental laws and regulations will not have a material impact on our operations or financial condition.

A significant portion of our voting stock is held by a majority shareholder.

   We have two classes of voting stock, Class A Common Stock and Class B Common Stock. With a few exceptions, holders of Class A and Class B Common Stock vote as a single class. When voting as a single class, each share of Class A Common Stock is entitled to one-tenth of a vote, while each share of Class B Common Stock has one vote. In the election or removal of directors, the classes vote separately and the holders of Class A Common Stock are entitled to elect 25% of the Board of Directors, with holders of Class B Common Stock electing the remaining directors.

   The Schwartz family currently holds a majority of the outstanding shares of Class B Common Stock. As a result, the Schwartz family is able to elect a majority of the directors and effect fundamental changes in our direction.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

   Upon the occurrence of a change of control of Bio-Rad, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our Credit Facility will not allow such repurchases. These repurchase requirements may also delay or make it harder for others to obtain control of us. For more details, see the section "Description of Notes" under the heading "Certain Covenants--Repurchase of Notes at the Option of the Holder Upon a Change of Control."

You cannot be sure that an active trading market will develop for the exchange notes.

   Before this exchange offer, there was no established trading market for the exchange notes. We have been informed by the initial purchasers of the private notes that they intend to make a market in the exchange notes. However, they may cease their market-making at any time. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

Volatile trading prices may require you to hold the notes for an indefinite period of time.

   If a market develops for the notes, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the notes may be subject to such disruptions, which could have an adverse effect on the price of the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer

   We issued the private notes on February 17, 2000 to Warburg Dillon Read LLC and ABN AMRO Incorporated, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on February 17, 2000. Pursuant to the registration rights agreement, we agreed that we would:

  (1) file a registration statement with the SEC with respect to the exchange notes on or before May 17, 2000;

  (2) use our best efforts to cause the registration statement to be declared effective by the SEC on or before August 15, 2000;

  (3) use our best efforts to keep the registration statement effective until the closing of the exchange offer;

  (4) use our best efforts to keep the exchange offer open for a period of not less than 20 business days; and

  (5) use our best efforts to cause the exchange offer to be completed no later than the 30th business day after it is declared effective by the SEC.

   Upon the effectiveness of the registration statement, we will offer the exchange notes in exchange for the private notes. We filed a copy of the registration rights agreement as an exhibit to the registration statement.

Resale of the Exchange Notes

   Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are:

  . a broker-dealer who purchases the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or

  . you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

  In addition, if:

  . you are a broker-dealer; or

  . you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes,

you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

   Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in integral multiples of $1,000.

   The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

  . we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

  . holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

   As of the date of this prospectus, $150,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

   You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

   We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

   If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

   The term expiration date will mean 5:00 p.m., New York City time on June 29, 2000, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

   To extend the exchange offer, we will:

  . notify the exchange agent of any extension orally or in writing; and

  . mail to each registered holder an announcement that will include disclosure of the approximate number of private notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   We reserve the right, in our reasonable discretion:

  . to delay accepting any private notes;

  . to extend the exchange offer; or

  . if any conditions listed below under "--Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

   We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

   The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 11 5/8% per annum. Interest will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2000.

   You will receive interest on August 15, 2000 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from the date of delivery to the date of exchange. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

   You may tender private notes in the exchange offer only if you are a registered holder of private notes. To tender in the exchange offer, you must:

  . complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

  . have the signatures guaranteed if required by the letter of transmittal;
    and

  . mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under "--Exchange Agent" for receipt before the expiration date.

   In addition, either:

  . the exchange agent must receive certificates for the private notes along with the letter of transmittal into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date;

  . the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

  . you must comply with the guaranteed delivery procedures described below.

   Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

   The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or private notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

   If you are a beneficial owner of private notes whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the private notes you must either:

  . make appropriate arrangements to register ownership of the private notes in your name; or

  . obtain a properly completed bond power from the registered holder.

   The transfer of registered ownership may take considerable time. Unless the private notes are tendered:

  (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  (2) for the account of:

    . a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

    . a commercial bank or trust company having an office or correspondent in the United States; or

    . an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under "--Withdrawal of Tenders."

   If the letter of transmittal is signed by a person other than the registered holder, the private notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the private notes.

   If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

   The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary's system may utilize the depositary's Automated Tender Offer Program to tender notes.

   We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of private notes to have been made until you cure the defects or irregularities.

   While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "-- Conditions," and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

   If you wish to tender private notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

  . you are not an affiliate of ours;

  . you will acquire any exchange notes in the ordinary course of your business; and

  . at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the exchange notes.

   In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with the prospectus contained in the registration statement.

Return of Notes

   If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of private notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the private notes to an account maintained with the depositary as promptly as practicable.

Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the private notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary's systems may make book-entry delivery of private notes by causing the depositary to transfer the private notes into the exchange agent's account at the depositary in accordance with the depositary's procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at the depositary, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under "--Exchange Agent" on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   If you wish to tender your private notes and (1) the notes are not immediately available or (2) you cannot deliver the private notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

   (a) the tender is made through an eligible guarantor institution;

   (b) before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that:

  . states your name and address, the certificate number(s) of the private notes and the principal amount of private notes tendered,

  . states that the tender is being made by that notice of guaranteed delivery, and

  . guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

   (c) within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered private notes in proper form for transfer and all other documents required by the letter of transmittal.

   Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 5:00 p.m. on the expiration date.

   To withdraw a tender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

  . specify the name of the person who deposited the private notes to be withdrawn;

  . identify the private notes to be withdrawn, including the certificate number(s) and principal amount of the private notes; and

  . be signed in the same manner as the original signature on the letter of transmittal by which the private notes were tendered, including any required signature guarantees.

   We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following one of the procedures described above under "--Procedures for Tendering" at any time before the expiration date.

Conditions

   Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

   If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

  . refuse to accept any private notes and return all tendered private notes to you;

  . extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

  . waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

   If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Termination of Rights

   All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

  . to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

  . to provide, upon your request, the information required by Rule
    144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf Registration

   If (1) applicable law or SEC policy does not permit the exchange offer or
(2) you notify us before the 20th business day following the consummation deadline for the exchange offer that:

  . you are prohibited by law or SEC policy from participating in the exchange offer;

  . you may not resell the exchange notes acquired by you in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for resales by you; or

  . you are a broker-dealer and hold notes acquired directly from us,

we will file with the SEC a shelf registration statement to register for public resale the transfer restricted securities held by you if you provide us with the necessary information for inclusion in the shelf registration statement.

   For the purposes of the registration rights agreement, "transfer restricted securities" means each private note until the earliest date on which:

  . the private note is exchanged in the exchange offer and entitled to be resold to the public without complying with the prospectus delivery requirements of the Securities Act;

  . the private note is disposed of in accordance with the shelf registration statement;

  . the private note is disposed of by a broker-dealer pursuant to the "Plan of Distribution" contemplated by the registration statement; or

  . the private note is distributed to the public pursuant to Rule 144 under the Securities Act.

Liquidated Damages

   If:

  (1) we do not file the registration statement with the SEC on or before May 17, 2000;

  (2) the SEC does not declare the registration statement effective on or before August 15, 2000;

  (3) we do not complete the exchange offer on or before the 30th business day after the SEC declares the registration statement effective;

  (4) if we are obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or before the 30th day after the filing obligation arises;

  (5) if we are obligated to file a shelf registration statement, the SEC does not declare the shelf registration statement effective on or before the 60th day after the deadline to file a shelf registration statement; or

  (6) the registration statement or the shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or useable in connection with resales of the transfer restricted securities, for the time of non-effectiveness or non-usability, with each of items (1) through (6) constituting a "registration default," we agree to pay you liquidated damages in an amount equal to $0.05 per week per $1,000 in principal amount of transfer restricted securities held by you for each week or portion of a week that the registration default continues for the first 90-day period immediately following the occurrence of the registration default. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 in principal amount of transfer restricted securities at the beginning of and for each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages of $0.30 per week per $1,000 in principal amount of transfer restricted securities. We will not be required to pay liquidated damages for more than one registration default at any given time. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Exchange Agent

   We have appointed Norwest Bank Minnesota, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

      By registered or Certified Mail:                       By Hand Delivery:

        Norwest Bank Minnesota, N.A.                    Norwest Bank Minnesota, N.A.
     707 Wilshire Boulevard, 17th Floor              707 Wilshire Boulevard, 17th Floor
        Los Angeles, California 90017                  Los Angeles, California 90017
      Attn: Corporate Trust Department                Attn: Corporate Trust Department

           By Overnight Delivery:                              By Facsimile:

        Norwest Bank Minnesota, N.A.                           (213) 614-3355
     707 Wilshire Boulevard, 17th Floor                    Attn: Customer Service
        Los Angeles, California 90017               Confirm by Telephone: (213) 614-3349
      Attn: Corporate Trust Department

   Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

   We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

   We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

   We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $0.5 million. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

   We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

Consequence of Failures to Exchange

   Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

  . to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act;

  . in a transaction meeting the requirements of Rule 144 under the Securities Act;

  . outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

  . in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  . to us; or

  . pursuant to an effective registration statement.

   In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                THE ACQUISITION

   On October 1, 1999, Bio-Rad acquired the stock of PSD and the rights to certain other ancillary assets for $210 million, subject to downward adjustments. We paid for PSD with borrowings under a senior subordinated credit facility and our senior credit facility, which includes a term loan and a revolving credit facility.

   In February 2000, after complying with certain procedures described in the PSD purchase agreement, we provided the former stockholders of PSD with Arthur Andersen's report on the PSD balance sheet as of September 30, 1999 and the final calculation of PSD's debt as of that date. We have requested a downward adjustment of the purchase price of approximately $11.0 million based on the conclusions in that report. The former stockholders of PSD and we have submitted those points on which we disagree to Deloitte Touche Tomatsu. Deloitte's conclusions will be final and binding. As a result of this process, it will be some time before we know the final amount, if any, of the adjustment to the purchase price.

   We believe our acquisition of PSD will increase our global presence in the clinical diagnostics market. PSD is a global IVD company with leading positions in selected segments of the market. For instance, PSD is an industry leader in the supply of test kits for autoimmune-related disorders. PSD is also a worldwide leader in the supply (either directly or through agreements with third parties) of tests and bloodbank screens for HIV. In addition, PSD has a significant presence in the bacteriology, infectious disease and immuno-hematology diagnostic markets. PSD also is the exclusive supplier of certain reagents for the Beckman Coulter automated analyzer, Access(TM).

   PSD was founded by the Institut Pasteur to commercialize its diagnostics research and currently holds certain exclusive licenses from the Institut Pasteur in the HIV and infectious disease product segments. Through a Cooperation Agreement with Institut Pasteur, PSD has the exclusive right to use the Pasteur name for IVD products and a priority to commercialize Institut Pasteur's discoveries in the IVD market.

   We believe that the Acquisition enhances Bio-Rad's clinical diagnostics market position for the following reasons:

  . Bio-Rad and PSD have complementary product lines. There is essentially no overlap between our clinical diagnostics products and those of PSD. We are a leader in genetic tests, diabetes monitoring, toxicology and QC systems. PSD holds leading positions in the autoimmunity-related disorder, bacteriology, infectious disease and immuno-hematology diagnostic market segments. We believe that the Acquisition represents a unique opportunity to expand our leadership position in QC systems by leveraging our expertise in this area with PSD's knowledge in its areas of discipline.

  . The combined company has increased geographic reach. We believe PSD's significant presence in France, Japan and Latin America will complement our strengths in the Americas, Asia Pacific and Northern Europe. New sales territories for our products and PSD's products will give us the opportunity to cross-sell our product lines and leverage our strong brands.

  . The Cooperation Agreement provides us with a priority to commercialize
    Institut Pasteur's discoveries in the IVD market. Through the Cooperation Agreement, we have a priority to commercialize Institut Pasteur's discoveries in the IVD market. We intend to leverage our proven and successful commercialization track record to exploit PSD's intellectual property rights with respect to blood viruses (including HIV and hepatitis), clinical and industrial bacteriology, infectious diseases, immuno-hematology, cardiology, coagulation, immunoassays and other areas.

  . We have the opportunity to apply emerging Bio-Rad technologies to the combined product portfolio. We have a proven record of introducing automation options and information technologies for clinical diagnostic use. We intend to apply this experience to both existing and new products in the combined portfolio. We also have extensive experience in the development of testing platforms. We are currently developing a multi-analyte system designed to accommodate many of the tests in the combined portfolio.

  . We expect to achieve operational efficiencies. The Acquisition presents several opportunities to reduce costs of the combined company, including the consolidation of our sales operations, the rationalization of manufacturing activities and the refocusing of research and development resources. In addition, the increased size of the combined operations of Bio-Rad and PSD is expected to present purchasing synergies. These benefits, together with the advantages of increased global presence and expanding customer bases, are expected to provide opportunities to improve the profitability of the combined company in a manner that would not be possible if both companies had remained independent.

   Under the Purchase Agreement, the sellers must indemnify Bio-Rad for losses Bio-Rad suffers due to inaccuracies or breaches of sellers' representations and warranties or breaches of sellers' covenants in the Purchase Agreement. The sellers must indemnify Bio-Rad in full for breaches of the representations and warranties related to taxes and the environment and for any damages PSD may suffer as a result of liabilities related to the HIV blood contamination that occurred in France prior to 1986. However, for any other claims covered by the indemnification provisions, the sellers cannot be required to pay more than Euro 39.1 million (approximately $38 million) to indemnify Bio-Rad. This Euro
39.1 million increases up to a maximum of Euro 48.8 million (approximately $47 million) in the event PSD loses its HCV License Agreement with Ortho Diagnostics Systems, Inc. and Chiron Corporation.

   If these indemnification provisions are not adequate to compensate us for losses we suffer as a result of sellers' breaches under the Purchase Agreement, or if the sellers do not comply with their indemnification obligations, we may be materially adversely affected.

The Relationship with Institut Pasteur

   Institut Pasteur, a scientific research institution, originally founded PSD as a vehicle for commercializing its IVD discoveries. Presently, the nature of this scientific collaborative relationship is outlined in the Cooperation Agreement dated July 11, 1990. The Cooperation Agreement grants to PSD and its affiliates the right of first refusal for an exclusive license to exploit all Institut Pasteur patents and know-how in the field of IVD technology for the duration of the licensed patents or 15 years from the first marketing in countries where there is no patented technology. The Cooperation Agreement also grants PSD a worldwide exclusive license to use the "Pasteur" trademarks in the IVD market. The Cooperation Agreement is for a 10-year term, expiring on December 31, 2000. Although PSD and Institut Pasteur have not reached an agreement regarding the renewal or extension of the Cooperation Agreement, Bio-Rad and the Institut Pasteur have exchanged correspondence indicating each party's intention to renew that agreement and have commenced discussions in this regard. We cannot assure you that the parties will agree on the terms of a new cooperation agreement.

   While the commercialization of future IVD discoveries of Institut Pasteur is covered by the Cooperation Agreement, PSD's rights to use existing Institut Pasteur intellectual property in the IVD field is covered by a License Agreement, pursuant to which Institut Pasteur confirmed its grant to PSD of exclusive and nonexclusive licenses to manufacture, use and sell IVD products presently covered by Institut Pasteur patents or know-how. The License Agreement will remain in effect for the life of the corresponding Institut Pasteur patents. The first patent covered by an exclusive license expires in 2004.

                                USE OF PROCEEDS

   The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

                                 CAPITALIZATION
                                 (in millions)

   The following table sets forth our short-term debt and consolidated capitalization at March 31, 2000.

                                                                       March 31,
                                                                         2000
                                                                       ---------
Short-term debt:
  Notes payable and current maturities of long-term debt..............  $ 13.8
                                                                        ------
    Total short-term debt.............................................  $ 13.8
                                                                        ======
Long-term debt:
  Revolving facility(1)...............................................  $ 37.0
  Term loan(1)........................................................    72.6
  Other long-term debt................................................     0.2
  11 5/8% Senior Subordinated Notes due 2007(2).......................   148.3
                                                                        ------
    Total long-term debt..............................................   258.1

Stockholders' equity:
    Total stockholders' equity .......................................   219.0
                                                                        ------
Total capitalization..................................................  $477.1
                                                                        ======

--------
(1) See the section "Description of the Credit Facility."

(2) The Senior Subordinated Notes are presented net of $1.7 million, which represents the unamortized discount from the offering price.

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed consolidated financial information is based on the historical consolidated financial statements of Bio-Rad and PSD included elsewhere in this prospectus, adjusted to give effect to the Transactions and the Private Offering and the proceeds therefrom.

   The unaudited pro forma consolidated income statement for the year ended December 31, 1999 gives effect to the Transactions and the Private Offering as if they had occurred on January 1, 1999. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated income statement does not purport to represent what our results of operations would actually have been had the Transactions and the Private Offering in fact occurred on such dates, nor do they purport to project our results of operations for any future period. The information set forth below should be read together with the other information contained in the sections "Capitalization," "Selected Historical Consolidated Financial Data of Bio-Rad," "Selected Historical Consolidated Financial Data of PSD," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Bio-Rad's and PSD's consolidated financial statements and related notes.

   The unaudited pro forma consolidated income statement does not reflect any of the anticipated cost savings that we expect to achieve through the integration of the operations of Bio-Rad and PSD.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     (in millions, except per share data)

                          Bio-Rad   PSD    Acquisition     Debt
                          Actual   Actual  Adjustments  Adjustments   Pro Forma
                          -------  ------  -----------  -----------   ---------
Total revenue...........  $549.5   $173.3     $(0.8)(A)                $722.0
Cost of goods sold......   255.2     92.9      (0.4)(A)                 347.7
                          ------   ------     -----       ------       ------
Gross profit............   294.3     80.4      (0.4)(A)                 374.3
Selling, general and
 administrative
 expense................   194.5     61.2                               255.7
Research and development
 expense................    51.2     15.5                                66.7
Purchased in-process
 research and
 development expense....    15.5      --      (15.5)(B)                   --
                          ------   ------     -----       ------       ------
Income from operations..    33.1      3.7      15.1                      51.9
Interest expense, net...   (12.8)    (2.7)                $(18.8)(D)    (34.3)
Other income (expense)..    (3.9)    (0.7)     (4.2)(C)     (3.0)(E)    (11.8)
                          ------   ------     -----       ------       ------
Income (loss) before
 taxes..................    16.4      0.3      10.9        (21.8)         5.8
Provision for income
 tax....................     4.7      0.2       4.8         (6.2)         3.5 (F)
                          ------   ------     -----       ------       ------
Net income (loss).......  $ 11.7   $  0.1     $ 6.1       $(15.6)      $  2.3
                          ======   ======     =====       ======       ======
Basic earnings per
 share: 12.1 weighted
 average common shares..  $ 0.97                                       $ 0.19
                          ======                                       ======
Diluted earnings per
 share: 12.2 weighted
 average common shares..  $ 0.96                                       $ 0.19
                          ======                                       ======
EBITDA..................    56.7                                         80.1

          NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                                 (in millions)

(A) Eliminates intercompany sales and related cost of sales.

(B) In-process research and development costs of $15.5 million was included in income in the Company's consolidated financial statements in the fourth quarter of 1999. These costs have not been considered in the pro forma income statements.

(C) Represents an adjustment necessary to record a full year of goodwill amortization including capitalized transaction and restructuring costs arising from the Acquisition over a 15-year period.

(D) Represents an adjustment to interest expense to record a full year of interest based on the actual transactions for the first six months since the Acquisition and pro forma borrowings at March 31, 2000 interest rates for the remainder of the year.

(E) Represents a payment to settle a dispute arising under the terms of an engagement letter between the Company and an investment bank.

(F) Represents the tax expense after additional interest expense, elimination of purchased in-process research and development expense, goodwill amortization and PSD taxes at our effective rate.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BIO-RAD
                                 (in millions)

   The selected consolidated income statement data and balance sheet data presented below for the years ended December 31, 1999, 1998 and 1997 and as of December 31, 1999 and 1998 are derived from Bio-Rad's consolidated financial statements, audited by Arthur Andersen LLP, independent auditors, and should be read in conjunction with Bio-Rad's audited financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated income statement data and balance sheet data presented below for the years ended December 31, 1996 and 1995 and as of December 31, 1997, 1996 and 1995 are derived from Bio-Rad's audited consolidated financial statements not included in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented below provide all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods specified. Such results, however, are not necessarily indicative of the results which may be expected for the full fiscal year. The following information should be read in conjunction with the section "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements included elsewhere in this prospectus.

                                                                                Three Months
                                                                                    Ended
                                             Year Ended December 31,              March 31,
                                        --------------------------------------  --------------
                                         1995    1996    1997    1998    1999    1999    2000
                                        ------  ------  ------  ------  ------  ------  ------
Net sales.............................  $396.6  $418.8  $426.9  $441.9  $549.5  $125.7  $183.7
Cost of goods sold....................   171.9   182.1   189.3   202.4   255.2    55.6    86.7
                                        ------  ------  ------  ------  ------  ------  ------
Gross profit..........................   224.7   236.7   237.6   239.5   294.3    70.2    97.0
Selling, general and administrative
 expense..............................   150.3   155.5   164.8   167.0   194.5    43.0    60.7
Product research and development
 expense..............................    34.7    39.6    46.1    41.4    51.2    10.5    17.9
Purchased in-process research and
 development expense..................     --      --      --      --     15.5     --      --
Restructuring costs...................     1.5     2.7     --      --      --      --      --
                                        ------  ------  ------  ------  ------  ------  ------
Income from operations................    38.2    38.9    26.7    31.1    33.1    16.6    18.4
Interest expense, net.................    (4.5)   (3.0)   (1.2)   (3.7)  (12.8)   (0.9)   (8.8)
Other income (expense)................    (0.2)    0.6    (2.7)    6.8    (3.9)   (0.6)   (5.3)
                                        ------  ------  ------  ------  ------  ------  ------
Income before taxes and extraordinary
 charge...............................    33.5    36.5    22.8    34.2    16.4    15.1     4.3
Provision for income tax..............     8.4     9.1     6.4     9.9     4.7     4.3     1.4
                                        ------  ------  ------  ------  ------  ------  ------
Income before extraordinary charge....    25.1    27.4    16.4    24.3    11.7    10.8     3.0
Extraordinary charge(1)...............     --     (1.2)    --      --      --      --      --
                                        ------  ------  ------  ------  ------  ------  ------
Net income............................  $ 25.1  $ 26.2  $ 16.4  $ 24.3  $ 11.7  $ 10.8  $  3.0
                                        ======  ======  ======  ======  ======  ======  ======
Other Financial Data:
EBITDA(2).............................  $ 54.7  $ 57.4  $ 43.5  $ 58.9  $ 56.7  $ 21.2  $ 23.8
Depreciation and amortization.........    16.7    17.9    19.5    21.0    27.5     5.2    10.7
Capital expenditures, net.............    12.3    15.2    23.6    21.2    27.3     4.6     8.3
Earnings to fixed charges.............     5.1     6.4     5.6     5.3     1.9     8.6     1.4

Balance Sheet Information:
Cash..................................  $ 14.8  $  9.4  $ 10.8  $ 10.1  $ 17.1  $  8.0  $ 15.3
Working capital.......................   111.8   119.4   126.6   138.0   176.2   147.0   196.3
Total assets..........................   285.1   284.9   351.9   367.3   668.9   369.6   671.4
Total debt............................    35.2    12.3    49.8    51.7   261.1    51.2   271.9
Stockholders' equity..................   157.1   183.5   196.7   214.3   220.1   220.9   219.0

--------
(1) Extraordinary charge in 1996 of $1.2 million, net of tax effect of $0.8 million, is for the redemption of subordinated debt.

(2) For the definition of "EBITDA," see footnote (2) in the section "Summary" under the heading "Summary Historical and Unaudited Pro Forma Consolidated Financial Data."

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PSD
                                 (in millions)

   The selected consolidated balance sheet and income statement data presented below as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 are derived from PSD's consolidated financial statements, audited by PGA, a Member Firm of Andersen Worldwide, independent auditors, and should be read in conjunction with PSD's audited financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated income statement data and balance sheet data as of September 30, 1999 and for the nine months then ended are derived from unaudited financial statements. In the opinion of our management, the unaudited consolidated financial data presented below provide all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods specified. Such results, however, are not necessarily indicative of the results which may be expected for the full fiscal year.

                                                                  Nine Months
                                      Year Ended December 31,        Ended
                                      -------------------------  September 30,
                                       1996     1997     1998        1999
                                      -------  -------  -------  -------------
Net sales............................ $ 288.5  $ 256.6  $ 228.9     $173.3
Cost of sales........................   140.5    131.2    121.0       92.9
                                      -------  -------  -------     ------
Gross profit.........................   148.0    125.4    107.9       80.4
Selling, general and administrative
 expense.............................   122.5     98.4     83.0       61.2
Research and development expense.....    38.5     23.8     22.6       15.5
                                      -------  -------  -------     ------
Income (loss) from operations........   (13.0)     3.2      2.3        3.7
Interest expense, net................    (8.9)    (5.9)    (5.4)      (2.7)
Other income (expense)(1)............   (26.8)    (5.6)     0.3       (0.7)
                                      -------  -------  -------     ------
Income before taxes..................   (48.7)    (8.3)    (2.8)       0.3
Provision for income tax.............    (0.2)     0.7      1.0        0.2
                                      -------  -------  -------     ------
Net income (loss).................... $ (48.5) $  (9.0) $  (3.8)    $  0.1
                                      =======  =======  =======     ======
Other Financial Data:
EBITDA(2)............................ $  10.6  $  13.0  $  13.9     $ 11.3
Depreciation and amortization........    24.0     15.4     11.3        8.3
Capital expenditures, net............    25.8      2.9     14.0        6.5

Balance Sheet Information:
Cash.................................          $   3.7  $   6.9     $  8.4
Working capital......................            (23.3)   (24.6)     (18.4)
Total assets.........................            200.3    211.9      190.3
Total debt...........................             95.2    112.6       17.8
Stockholders' equity.................             30.1     26.8       25.1

--------
(1) On April 30, 1997, PSD sold its Access(TM) product line to Beckman Instruments Inc., including all Access-related intellectual property rights, the U.S. production facility and other Access assets worldwide. The costs of the disposal were provided for in the financial statements for the year ended December 31, 1996 for an aggregate amount of $26.4 million.

(2) EBITDA for the year ended December 31, 1996 has been adjusted to exclude the impact of the $26.4 million accrual related to the disposal of Access(TM) (see footnote (1) above). For the definition of EBITDA, see footnote (2) in the section "Summary" under the heading "Summary Historical and Unaudited Pro Forma Consolidated Financial Data."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Results of Operations of Bio-Rad

   The following table shows operating income and expense items as a percentage of net sales for the periods indicated:

                                                               Three Months
                                   Year Ended December 31,    Ended March 31,
                                   -------------------------  ----------------
                                    1997     1998     1999     1999     2000
                                   -------  -------  -------  -------  -------
Net sales........................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold...............     44.3     45.8     46.5     44.2     47.2
                                   -------  -------  -------  -------  -------
Gross profit.....................     55.7     54.2     53.5     55.8     52.8
Selling, general and
 administrative expense..........     38.7     37.8     35.4     34.2     33.1
Product research and development
 expense.........................     10.8      9.4      9.3      8.4      9.7
Purchased in-process research and
 development.....................      --       --       2.8      --       --
                                   -------  -------  -------  -------  -------
Income from operations...........      6.2      7.0      6.0     13.2     10.0
                                   -------  -------  -------  -------  -------
Net income.......................      3.8%     5.5%     2.1%     8.6%     1.6%
                                   =======  =======  =======  =======  =======

   The year 1999 was highlighted by the acquisition of PSD. The details of the Acquisition are discussed and disclosed throughout the remainder of this section of the prospectus. The significance of this transaction is that the Acquisition enhances our clinical diagnostics market position in the following ways:

  . the companies have complementary product lines with few actual overlapping products;

  . the combined company has increased geographic reach;

  . there is an opportunity to apply emerging Bio-Rad technologies to the combined product portfolio; and

  . we expect to achieve operational efficiencies.

   Profit performance in 2000 and 2001 could be impacted when compared to prior years or until PSD is fully assimilated and reorganized.

 Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
 1999

   Our net sales (sales) in the first quarter of 2000 were $183.7 million compared to $125.7 million in the first quarter of 1999, an increase of 46%. Sales increased 11.0% in the Life Science segment, 107.4% in the Clinical Diagnostics segment and were unchanged in the Analytical Instruments segment when compared to the first quarter of 1999. Both we and the Clinical Diagnostics segment benefited from the Acquisition. Excluding the sales attributable to PSD, our total sales and the Clinical Diagnostics segment's sales grew by 7% and 5%, respectively. The growth in the Life Science segment is attributed to a broad line of core and new products. Sales growth was especially strong in European markets. The Clinical Diagnostics segment experienced limited growth overall, in part from exchange rates lowering comparable period sales by approximately 5%. In the Analytical Instruments segment, sales of our semiconductor test and manufacturing instruments improved but were offset by sales declines in our FTIR product line.

   Consolidated gross margins were 52.8% for the first quarter of 2000 compared to 55.8% for the first quarter of 1999 and 53.5% for all of 1999. Excluding the impact of the Acquisition, gross margins would have been 55.8%. Margins on the PSD products are lower than our historical rates. Gross margins improved in the Life Science segment, as production rose above planned levels improving overhead absorption. The Analytical Instruments segment's gross margin increased as a result of increased sales volume for the semiconductor products along with firmer pricing. The Clinical Diagnostics segment's margins were impacted by increased temporary manufacturing and services costs for diagnostic equipment.

   Selling, general and administrative expense decreased to 33.1% of sales in the first quarter of 2000 from 34.2% of sales in the first quarter of 1999. The program to lower costs through work force reductions is currently on schedule as we comply with European statutory requirements and social customs. These reductions, the majority of which are in Europe, should be complete and savings should begin to be realized during the third quarter of 2000. Selling, general and administrative expense for the Life Science segment grew at the same rate as sales. Investments in e-commerce and the redefining of the Asian operations represent current period increased costs. The long-term goal for management remains a consistent gradual reduction in selling, general and administrative spending as a percent of sales.

   Product research and development expense increased to 9.7% as a percentage of sales including the operations of PSD. The majority of increased research and development expense is attributable to increased Clinical Diagnostics spending and the Acquisition. The Clinical Diagnostics segment has completed the realignment and review of research and development projects at PSD and has assigned researchers to projects in support of its expanded strategic goals. The Life Science segment's product research and development expense has increased in the area of bulk process chromatography as our initial product introductions have been met with positive acceptance.

   Interest expense increased significantly from the prior year reflecting the debt incurred to finance the Acquisition. During the first quarter, we incurred an additional $1.0 million of non-recurring bank fees to replace the original $100 million bridge loan with another senior subordinated bridge loan. Additionally, we sold $150 million of 11 5/8% Senior Subordinated Notes due 2007 in a private placement, allowing us to replace the $100 million bridge loan and reduce borrowings under our Senior Credit Facility. Investment income in both years includes gains on sales of marketable securities. Net other income and expense in the first quarter of 2000 includes a $3.0 million non-recurring payment to settle a dispute arising under the terms of an engagement letter between us and an investment bank. Net other income and expense in both years includes net goodwill amortization and non-operating legal costs.

   Our effective tax rate rose to 32% for the first quarter of 2000 compared to 29% in the first quarter of 1999. The increased rate reflects the limitation on the deductibility of goodwill amortization associated with the Acquisition, the utilization of loss carryforwards and a change in source of income.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 and Year Ended December 31, 1997

   Our net sales (sales) for the fiscal year ended December 31, 1999 were $549.5 million, an increase of 24.3% over 1998 sales. Included in the 1999 fourth quarter sales was $60.2 million from the recently acquired PSD operations (see Note 2 to our Consolidated Financial Statements). Excluding this amount, our sales grew by 10.7% over fiscal year 1998. The impact from currency translation in 1999 on sales was less than $1.0 million. The strengthening of the Japanese Yen offset the negative impact from most European currencies. Excluding any impact from currency translation in 1999 and the PSD acquisition, the Life Science and Clinical Diagnostics segments grew by 11.9% and 11.2%, respectively. The growth in the Life Science segment was attributable to laboratory products and scientific imaging equipment excellent performance. The Clinical Diagnostics segment growth was a result of the continuing demand for our diabetes monitoring and quality control systems. The Analytical Instruments segment grew by 2.8% as the market for our semiconductor test and manufacturing equipment grew significantly in the second half of 1999.

   Our sales for the fiscal year ended December 31, 1998 were $441.9 million, an increase of 3.5% over sales in 1997. The effect of a strengthening U.S. dollar caused a reduction in sales growth in 1998 of 2.5% or approximately $10.5 million. When 1998 sales are compared to 1997 at constant 1997 exchange rates, our sales grew 6.0%. Eliminating the effect of a strengthened U.S. dollar, sales increased 16% and 4% in the Clinical Diagnostics and Life Science segments, respectively. The Analytical Instruments segment experienced lower sales as the markets it served contracted almost worldwide. The growth in the Clinical Diagnostics segment was attributed to the December 1997 purchase of the controls business from Chiron Diagnostics Corporation.

The Life Science segment experienced strong growth in the U.S., especially in the imaging and microscopy product lines.

   Consolidated gross margins were 53.5% for 1999 compared to 54.2% in the prior year. After adjusting for the Acquisition, gross margins for the businesses operated for 12 months were 55.3%, an improvement over the 54.2% recorded in 1998. The Life Science segment's gross margin improved by 1% as sales growth provided the opportunity to lower fixed factory overhead and new product pricing remained firm. The Clinical Diagnostics segment's gross margin declined slightly, by 0.3%, as pricing pressure in the healthcare industry remained a considerable factor. Also, the cost of foreign sourced products rose as the Yen strengthened when compared to the dollar. The Analytical Instruments segment's gross margin improved as demand increased and pricing improved for our semiconductor test and manufacturing equipment. Cost reductions begun in prior years have been fully implemented across this segment.

   Consolidated gross margins were 54.2% for 1998 compared to 55.7% for 1997. Gross margins were adversely affected by lower prices on international sales caused by a strengthening U.S. dollar and a majority of manufacturing costs being U.S. dollar denominated. The Life Science segment margins declined from higher service and warranty costs, and were particularly impacted in Asia. The Clinical Diagnostics segment gross margins declined by 3.1% of sales, in part, from the Chiron acquisition, where several large supply agreements existed. Continued consolidation in the diagnostic laboratory and the role of government in diagnostic reimbursement maintained severe pressure on prices received for diagnostics products. Analytical Instruments segment margins were negatively impacted by an increasingly weak semiconductor market and the strengthening dollar.

   Consolidated selling, general and administrative expense decreased to 35.4% of sales in 1999 when compared to 37.8% for 1998. After adjusting for the Acquisition, selling, general and administrative expense for the Company was 36.2%, a decline of 1.6% of sales from the prior year. For the Company excluding PSD, total selling, general and administrative expense grew by less than 60% of sales growth. We continue to make the efficient use of selling, general and administrative expense a priority. The Acquisition should allow us to further leverage this expense in a larger sales environment through the elimination of redundant facilities and positions. In absolute dollars, the largest increase in selling, general and administrative expense was in the Life Science segment as the Clinical Diagnostics segment grew only slightly and Analytical Instruments segment declined.

   Consolidated selling, general and administrative expense decreased to 37.8% of sales in 1998 from 38.7% for 1997. Spending increased in absolute dollars only in the Clinical Diagnostics segment, yet at a growth rate of approximately half the growth rate in sales. The Life Science and Analytical Instruments segments each had declines in absolute spending both from the currency effect on foreign incurred selling, general and administrative expenses and cost elimination programs begun in late 1997.

   Product research and development expense, including the operations of PSD, increased by 23.7% in 1999 to $51.2 million compared to $41.4 million for the year 1998. Both Life Science and Clinical Diagnostics segments, excluding PSD, increased research and development spending at a rate higher than sales growth as we are focusing on programs to increase sales both through new product development and the acquisition of existing businesses. Future spending levels are expected to be at or near current levels as a percentage of sales. The write-off of $15.5 million "purchased in-process research and development expense" is included in income from operations. Purchased in-process research and development expense represents the value assigned in a purchase business combination to research and development projects of the acquired business that have been commenced but not completed at acquisition. In accordance with SFAS No. 2, "Accounting for Research and Development Costs" the value of purchased in-process research and development expense must be charged to expense as part of the allocation of the purchase price.

   Product research and development expense decreased in 1998 by 10% to $41.4 million compared to $46.1 million for the year 1997. Spending declined in the Life Science and Analytical Instruments segments and increased 3% in the Clinical Diagnostics segment. Declines in the Life Science and Analytical Instruments segments were due to the completion or termination of projects.

   Interest expense increased substantially for the year 1999 as the purchase of PSD was financed almost entirely with borrowed funds. We borrowed approximately $225 million on October 1, 1999 to pay for the Acquisition, including one time bank charges and fees for a $200 million Credit Facility and an interim $100 million Senior Subordinated Credit Facility. Costs associated with the Credit Facility were capitalized and will be amortized over the five-year life of the revolver and term loan. Expenses for the Senior Subordinated Credit Facility amounted to $3.6 million at December 31, 1999. Going forward, we expect to experience significantly higher interest expense. At December 31, 1999 our debt to equity ratio was 119% compared to 24% at December 31, 1998. Average borrowings for the years 1999 and 1998 were $97.8 million and $52.3 million, respectively.

   Investment income in 1999, 1998 and 1997 includes gains on sales of marketable securities. During 1999, we realized $0.9 million of investment income as we liquidated our investment of marketable securities to raise cash just prior to the Acquisition. During 1998, we realized significant investment income, $8.6 million, as we sold some of our investments in marketable securities in order to increase our investment in Instrumentation Laboratory (see Note 4 to our Consolidated Financial Statements).

   Net other income and expense for 1999 is comprised principally of amortization of goodwill and exchange losses (see Note 9 to our Consolidated Financial Statements). Net other income and expense for 1998 was principally amortization of goodwill. Net other income and expense for 1997 was principally non-operating litigation costs and amortization of goodwill. Our hedging program is limited to non-speculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and from transaction charges.

   Our consolidated effective tax rate was 29%, 29% and 28% in 1999, 1998 and 1997, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. The effective tax rate in future periods is expected to rise as the deductibility of goodwill amortization, interest expense as well as the utilization of loss carryforwards are dependent on the source and amount of income generated by us.

Liquidity and Capital Resources

   As a result of the substantial amount of debt and debt service obligations undertaken in relation to the Acquisition, we now face increased risk from inadequate levels of liquidity and capital resources.

   We became substantially leveraged as we entered into new credit facilities. We entered into a $200 million Credit Facility (consisting of a $100 million term loan and a $100 million revolving facility) on September 30, 1999, replacing the $100 million credit agreement previously in place. The new facility provides for borrowing on a secured basis through September 30, 2004. Interest is based upon the Eurodollar rate, the Federal Funds effective rate or corporate based (prime) rate.

   We also entered into an interim $100 million Senior Subordinated Credit Agreement on September 30, 1999. This agreement had a one-year term and provided for an automatic rollover for an additional term expiring September 30, 2005. This credit facility was replaced on January 29, 2000 with a new interim $100 million Senior Subordinated Credit Agreement. We repaid amounts outstanding under this agreement with proceeds from the offering of the private notes.

   The lenders have placed restrictions on our ability to borrow further, service this and other debt, make expenditures for capital improvements, pay dividends, repurchase our own stock and/or make strategic and tactical investments in support of operating the business. We are also required to comply with certain financial ratios. The amount of debt undertaken in connection with the Acquisition could materially impact our financial condition if management's plan for operating the new entity is not successful.

   At March 31, 2000, we had available $15.3 million in cash and cash equivalents, approximately $19.0 million under various foreign lines of credit and approximately $63.0 million under our principal revolving credit agreement (see Note 5 to our Consolidated Financial Statements). We believe that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development, and investment in our systems and equipment.

   Net Cash. Net cash provided by (used in) operations was ($5.8 million), $45.0 million, $27.3 million and $21.1 million for the three months ended March 31, 2000 and the years ended 1999, 1998 and 1997, respectively.

   Consolidated Net Accounts Receivable. At March 31, 2000, consolidated net accounts receivable decreased by $4.3 million from December 31, 1999. The decrease represents the net impact of a strengthened U.S. dollar lowering foreign denominated receivables, and the weighting of the recently acquired PSD which historically offered more favorable credit terms.

   Consolidated net accounts receivable increased approximately $90 million in 1999 when compared to 1998. This increase is primarily attributable to receivables acquired from PSD of approximately $75 million and an increase in fourth quarter sales of $15 million for our same period comparable operations. Our management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

   Consolidated Inventories. At March 31, 2000, consolidated net inventories increased by $10.0 million from December 31, 1999. Inventory increased in the Life Science segment to meet anticipated requirements associated with the introduction in the U.S. of its internet sales site, and to meet orders for the segment's equipment and bulk process chemicals. The Clinical Diagnostics segment's inventory grew related to a short term supplier problem that requires the application of additional test and rework, and scheduled manufacturing for the quality controls business. Inventory for the Clinical Diagnostics segment's quality controls business is characterized by long lead times and large infrequent batch production, which is necessary to meet customers' requirements.

   For the year ended December 1999, consolidated inventories rose $34.0 million to $126.3 million. The Acquisition added approximately $36.0 million to the Clinical Diagnostics segment inventories. Inventory changes for comparable segments were generally in line with sales activity, rising in the Life Science segment, and declining in the Analytical Instruments segment. Management regularly reviews the impact of obsolescence on current inventory caused by the introduction of new products. Management will continue its focus on inventory control in the coming year to moderate capital requirements.

   A valuation reserve is necessary for deferred tax assets (see Note 6 to our Consolidated Financial Statements) primarily because realization of tax attributable to foreign loss carryforwards is uncertain.

   Net Capital Expenditures. Net capital expenditures totaled $8.3 million for the first three months of 2000 compared to $4.6 million for the same period of 1999. Expenditures rose as we invested in data communication and business systems to standardize and integrate our new acquisition and production equipment. Capital expenditures include additions of reagent rental equipment placed with Clinical Diagnostics customers who then commit to purchasing our diagnostic reagents for use. This was also a sales option offered by PSD.

   Net capital expenditures in 1999 totaled $27.3 million compared to $21.2 million and $23.6 million in 1998 and 1997, respectively. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with our diagnostic reagents. Expenditures in 1998 include additions to the Clinical Diagnostics segment's southern California manufacturing facilities to accommodate the consolidation of operations and assets acquired in the fourth quarter of 1997. Management regularly approves capital spending in the normal course of business.

   Our Board of Directors has authorized us to repurchase up to $18 million of common stock over an indefinite period of time. From July 1996 through March 31, 2000, we have repurchased 567,786 shares of Class A Common Stock and 30,000 shares of Class B Common Stock for a total of $14.1 million. The indenture restricts our ability to repurchase our own stock to an amount not to exceed $4.0 million in the aggregate. We did not repurchase any shares in the quarter ended March 31, 2000. Share repurchases made during 1999 amounted to $2.2 million. The repurchase is designed to improve shareholder value and to satisfy our obligations under the employee stock purchase and stock option plans.

Year 2000

   The scope of our Year 2000 compliance effort included (i) IT, such as software and hardware; (ii) non-IT systems or embedded technology for manufacturing and laboratory equipment, environmental and safety systems, facilities and utilities; (iii) date-sensitive Company products; and (iv) the readiness of key third-party suppliers and customers.

   From inception of our effort on the Year 2000 issues through December 31, 1999, we spent an estimated $8.0 million related to the Year 2000 readiness issue. The costs captured include external consultants, and purchased software and hardware. No internal costs were captured as they principally related to payroll costs for the information systems group working on the Year 2000 project. We expensed as incurred costs related to assessment and remediation. These costs were funded through operating cash flows. From December 31, 1999 to March 31, 2000, no material problems were reported in any of our facilities or operations. As of the date of this filing, we have not experienced any material Year 2000 problems with our IT or non-IT systems or products, nor have we experienced any material problems with any of our key customers or suppliers. We have no indication of any problems related to any customers or vendors.

Euro--A New European Currency

   On January 1, 1999, certain member countries of the European Union began to fix the conversion rates between their national currencies and a common currency, the "Euro." Over the period January 1, 1999 through January 1, 2002 participating countries will gradually transition from their national currencies to the Euro.

   This transition will have business implications including the need to adjust internal systems to accommodate the Euro and cross-border price transparency. We have assigned a group of Corporate and European managers the task of preparing and accommodating the changes required to continue to do business in the European Union. We have not experienced to date nor do we expect that these changes will have a material impact on our operations, financial position or liquidity. There will be increased competitive pressures as a result of the change, and marketing strategies will need to be continuously evaluated until the transition is complete. As a result of competitive forces and government regulations, we cannot guarantee that all problems will be foreseen and remediated, and that no material disruption will occur.

Financial Risk Management

   We use derivative financial instruments to reduce our exposure to fluctuations in foreign exchange rates and interest rates. We do not enter into derivative financial instruments for the purpose of speculating or trading. Our policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure that can be effectively correlated to our chosen hedging vehicle. Changes in the value of the derivative are generally offset by reciprocal changes in our underlying asset.

   We operate and conduct business in many foreign countries and are exposed to movements in foreign currency exchange rates. Additionally, our consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. dollar. Our Treasury Department manages foreign currency exposures on a centralized basis. This allows for the netting of natural offsets and lowers transaction costs and exposures. We currently make more than 50% of our sales outside the United States, and weakening in one currency can often be offset by strengthening in another.

   We typically enter into forward exchange contracts to sell our foreign currency. Our contracts are typically for 30 to 60 days, primarily in pounds sterling, yen, Italian lira and German marks. We recognize the costs monthly in income and the costs are generally the reciprocal of the change in underlying assets. We do not hold any derivative contracts that hedge our foreign currency denominated net asset exposures.

   We use sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. The forward foreign exchange contracts at December 31, 1999 had a net fair value of $58.1 million. A 10% adverse loss on quoted foreign currency exchange rates would result in a $5.8 million loss to us. This impact of a change in exchange rates excludes from the analysis the offset derived from the change in our underlying assets and liabilities, which could reduce the effect to zero.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Number 133, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999, with early adoption permitted. The FASB has now delayed the implementation of SFAS No. 133 for all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The impact of SFAS No. 133 on our financial statements will depend on a variety of factors, including future interpretive guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of our hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, we do not expect the adoption of SFAS No. 133 to have a material effect on our financial statements.

                                    BUSINESS

Our Company

   We are a world leader in serving the life science, clinical diagnostics and analytical instruments markets, providing more than 8,000 products and services to scientific research, healthcare, industrial, educational and government customers in more than 70 countries. We have a worldwide reputation for quality, innovative products and well-recognized brand names within our industry. We are a leader in many of the market segments in which we compete, and operate in three primary segments: Life Science, Clinical Diagnostics and Analytical Instruments.

 Life Science Segment.

   Our Life Science segment is at the forefront of discovery, creating advanced tools for biological exploration. We are a leading life science company based on Life Science segment net sales. Our Life Science segment develops, manufactures and markets a complete range of laboratory instruments, apparatus and consumables which are used in many established research techniques. These techniques are typically used to separate, purify and analyze biological materials such as proteins or nucleic acids, primarily within a laboratory setting. We are a leading supplier of broad product lines in the following areas:

  . Electrophoresis

  . Image analysis

  . Gene transfer

  . Chromatography

   Our principal life science customers include prominent universities and research institutions as well as government agencies and leading pharmaceutical and biotechnology firms.

 Clinical Diagnostics Segment.

   Our Clinical Diagnostics segment designs, manufactures, sells and supports automated IVD test systems, reagents and QC systems that serve clinical laboratories worldwide. In the estimated $20 billion global diagnostics market, we believe we have leading positions in certain specific diagnostic test areas. For instance, we believe we are the world leader in the supply of QC systems to clinical laboratories. We derive a substantial portion of our clinical diagnostics net sales from long-term agreements for the supply of reagents and services for installed instruments and for QC systems, both of which historically have generated a stable and recurring stream of net sales. In addition to our leadership position in QC systems, the clinical diagnostics industry recognizes our technology as the "gold standard" for the following diagnostic tests and procedures:

  . Diabetes monitoring

  . Broad-spectrum drug screening

  . Hospital epidemiology

   We also supply more than 350 different products covering more than 100 clinical diagnostic tests to what we estimate to be the approximately $1.9 billion specialty IVD test market, especially within the growing area of genetic disorders. These tests are conducted outside the body and are used to identify and measure substances in a patient's tissue, blood or urine.

   The Clinical Diagnostics segment has also established significant commercial alliances with Bayer Diagnostics (formerly Chiron Diagnostics Corporation), and more recently with Abbott Laboratories, for the development, manufacture and distribution of customized QC products. Abbott and Bayer, which are acknowledged industry leaders in the supply of diagnostic equipment, will exclusively offer these QC products for use on their worldwide installed base of instrumentation.

 Analytical Instruments Segment.

   Our Analytical Instruments segment designs, manufacturers, sells and services analytical instruments used by industrial companies and government and university laboratories to better understand the quality, quantity or chemical identity of materials or processes. We provide analytical instruments for use in measuring the critical dimensions and characterization of silicon chips and wafers, and are at the forefront of the development of advanced systems for the metrology and FT-IR characterization of 300mm (12 inch) silicon wafers. We produced the first commercial rapid-scanning FT-IR spectrometer in 1969 and have a reputation for innovation in molecular spectroscopy technology. We produce and publish spectral databases under the Sadtler name. Through Sadtler, we have the largest FT-IR and NMR spectral databases. Sadtler is the world-recognized reference used by spectroscopists for FT-IR.

   We have determined that the sale or disposal of certain portions of this segment is appropriate. We have engaged an investment bank to assist us in this matter and are having discussions with a third party regarding a potential strategic alliance with respect to these assets. These discussions may not lead to any definitive agreement among the parties. In the event that we do not complete this transaction, we may pursue other strategic alternatives, including a joint venture with a third party or an internal reorganization. We cannot assure you that we will be successful in consummating any of these transactions.

Industry Overview

 Life Science Segment.

   Life science is the study of the characteristics, behavior, and structure of living organisms and their component systems. Life science researchers use a variety of products and systems--including reagents, instruments, software and apparatus--to advance the study of life processes, drug discovery and biotechnology, primarily within a laboratory setting.

   We focus on selected segments of the life science market--laboratory devices, biomaterials, imaging products and microscopy systems. The primary technological applications that we supply to these segments are diverse and consist of electrophoresis, image analysis and microplate readers, chromatography, gene transfer and sample preparation and amplification. The primary end-users in our sectors of the market are universities and medical schools, industrial research organizations, government agencies, pharmaceutical manufacturers and biotechnology researchers.

   We believe that we are well-positioned to capitalize on the following favorable trends influencing the life science industry:

  . the rapid pace of drug discovery and commercialization by pharmaceutical and biotechnology companies;

  . the increasing importance of proteomics with respect to gene expression and biological processes;

  . the growth in research and development expenditures by pharmaceutical manufacturers and in research grants from government agencies; and

  . the vital role of the academic community in developing new analytical methods for pharmaceutical and biotechnological applications.

 Clinical Diagnostics Segment.

   The clinical diagnostics industry encompasses a broad array of technologies incorporated into a variety of tests used to detect, identify and quantify substances in blood or other bodily fluids and tissues. The test results are used as aids for medical diagnosis, detection, evaluation, monitoring and treatment of diseases and other medical conditions. The bulk of tests are performed in vitro (literally, "in glass"), while the remainder consists of in vivo ("in the body") tests. The most common type of in vitro tests are routine chemistry tests that measure important health parameters, such as glucose, cholesterol or sodium, as part of routine blood checks. A second type of diagnostic tests, on which we focus, are more specialized and require more sophisticated equipment and materials than do routine tests. These specialized tests are also lower-volume and higher-priced than routine tests.

   Within the global clinical diagnostics industry, we selectively compete in niche areas:

  . Quality Control Systems. Quality Control systems are used to assure the accuracy of test results that are sent to physicians. We believe that we are the leading provider of QC systems and provide the most comprehensive line of control products, software and services in the industry. Our UNITY(TM) information management programs allow multiple users the ability to store, access and share their QC data and documents with and between laboratory locations.

  . Diabetes Monitoring. Within this niche of the clinical diagnostics industry, we introduced the "gold standard" Hemoglobin Alc technology in 1983. Our recent introduction of the VARIANT(TM)II Automated Hemoglobin Analyzer supports our strong position in diabetes monitoring, and the compact DiaSTAT(TM) Analyzer allows for the monitoring and adjustment of diabetic therapy in the doctor's office. Bio-Rad's diabetes monitoring products are certified under the Diabetes Control Complications Trial
    (DCCT).

  . Toxicology. Within this niche of the clinical diagnostics industry, we supply broad-spectrum drug screening instruments, including the REMEDi(TM) HS Drug Profiling System which provides rapid detection of drugs in overdosed patients, detecting up to 700 drugs in 20 minutes.

  . Genetic Disorders Testing. Within this niche of the clinical diagnostics industry, we provide conventional methods of genetic disorders screening for both newborns and adults, involving immunoassay, chromatography and biochemistry technologies. Common tests include those for sickle cell anemia and other neonatal applications, as well as thalassemia testing for adults and newborns.

  . Specialty Chemistry. The majority of our specialty immunoassay tests, including immunoassay kits for autoimmune disorders and infectious diseases, such as H. pylori, HIV confirmation, syphilis and toxoplasmosis, fall under the virology/serology market segment. This testing area includes our radioimmunoassay and enzyme immunoassay kits for anemia, thyroid, steroids and bone metabolism testing. Additional assays for biogenic amines and certain vitamins utilize the high performance liquid chromatography methodology.

  . Molecular Pathology. An emerging technology-specific subset of many traditional diagnostic markets, molecular pathology is also an emerging technology for the confirmation of genetic disorders using DNA markers. We use our mDx(TM) gene-based kits to confirm sickle cell anemia in newborns, as well as Factor V Leiden, thalassemia and other hemoglobin disorders in adults.

  . Internet-based Software. Clinical Systems Network(TM) ("CSN") is an
    Internet-based product pointed toward the healthcare informatics market. Informatics involves software programs that create, annotate and link various databases, plus software tools that use complex search algorithms to make sense of diagnostic information. The CSN product allows users to securely transmit patient data, instrument performance parameters and usage statistics among numerous sites. In addition, it provides online access to service manuals, user libraries, newsletters, journal articles, user-approved links to medically-related web sites and Bio-Rad support 24 hours a day.

   The primary end-users in the areas of the clinical diagnostics industry we target are hospital laboratories, reference laboratories, physician office laboratories, government agencies and other diagnostics manufacturers.

   The global focus on reducing healthcare costs presents challenges as well as opportunities for all diagnostic companies. Consolidation among healthcare providers has resulted in more powerful groups whose purchasing power gives them cost containment leverage. Consequently, the focus on economic outcomes has made it imperative that manufacturers provide cost-effective diagnostics systems and services to remain competitive. Broader product offerings that encompass a wider range of testing capability, greater automation and higher-volume capacity have become essential. In addition, consolidation has made it increasingly necessary for diagnostics manufacturers to automate a wide variety of tests on integrated workstations that link patient, test and QC data.

   Notwithstanding the challenges presented above, we believe that we are well-positioned to capitalize on the following favorable trends influencing the clinical diagnostics industry:

  . the aging demographic profile within both the U.S. and international markets;

  . the emphasis on reducing downstream healthcare costs;

  . the continuation of technological advances;

  . the effective disease management of conditions requiring costly treatment, such as HIV/AIDS, hepatitis and heart disease;

  . the vital role that genetic disorders screening plays in identifying predisposition to disease and reducing healthcare costs;

  . the rapid growth and importance of information management systems within the healthcare industry; and

  . the expanding demand for improved healthcare services in developing countries.

 Analytical Instruments Segment.

  . Spectroscopy. Spectrometers measure the infrared spectra of materials, providing quantitative and qualitative information about their chemical composition. The primary end-users for spectrometers are scientists and researchers in a wide range of industries, including chemicals, pharmaceuticals, biotechnology and food. Applications for the products are varied but range from general analytical purposes to research and development and QC. Today's market dynamics increasingly dictate single-job instruments, from which end-users derive cost and time savings. Users also require that these instruments provide validated analytical methods to assure quality results.

  . Semiconductor Measurement. Our Semiconductor division designs, manufactures, and sells instruments and systems that measure the critical dimensions of integrated circuits ("ICs") and the characterization of silicon wafers and compound semiconductor materials. The primary end-users for these instruments and systems include IC, silicon substrate and compound semiconductor manufacturers, as well as universities and research institutes. Overall investment demand within the silicon chip and semiconductor industries drives the dynamics within this division. Consequently, two of the more important market trends are the short product life cycles within the industry and the mandatory conformance to a wide range of rigorous standards.

  . Sadtler. The primary end-users for spectral databases, chemists and spectroscopists, use them to identify a sample through the spectrum it produces against a spectra of known compounds. A variety of market segments use these products, including the chemical, pharmaceutical, biotechnology, forensic and environmental chemistry industries, as well as academic researchers. The dynamics of today's market demand the use of multiple spectroscopic techniques, as well as the ability to centrally store, search, retrieve and communicate all chemical and analytical information.

Bio-Rad Products

   Life Science Segment. The primary use for our Life Science products is the separation, purification and analysis of complex biological materials. Applications of these products are diverse but are generally categorized into six areas, including electrophoresis, image analysis, liquid chromatography, gene transfer, sample preparation and amplification. Our customers use these products for biochemistry, cellular and molecular biology, immunology and other areas of life science, including cancer and genetic research as well as manufacturing and quality control applications.

   We believe that the breadth of our Life Science segment product line and our ability to provide complete life science systems distinguish us from our competitors. For example, our laboratory devices equipment includes products ranging from tubing and fittings, heaters, power supplies and electrophoresis cells to particle delivery equipment and automated capillary and DNA electrophoresis equipment. Researchers use our biomaterial products, such as empty and prefilled chromatography columns, resins, staining gels and buffer reagents in protein and nucleic acid electrophoresis. Our imaging products consist of high-specification imaging equipment and image analysis software for the analysis of protein and DNA separations. Our principal microscopy products are confocal microscopes, which enable high-quality imaging of thick tissue reactions in three dimensions and permit the direct study of living cells without damage.

   During 1998, the Life Science segment launched two new imaging systems used by researchers to detect, image and quantitate radioisotopic and fluorescent labeled samples. Additionally, the Biotechnology Explorer(TM) product line, designed to teach molecular biology to high school and college students, helps introduce our name to future researchers and scientists.

   Selected Life Science products and applications by target market include:

  Target Market          Products               Applications
-------------------------------------------------------------------------------------
  Electrophoresis--      Electrophoresis        Separation of protein and DNA into
  separation of          apparatus, gels,       components, identification of
  biological materials   reagents and power     specific bacteria in certain
  utilizing an           supplies               infections and tracking of the source
  electrical charge
                                                DNA testing
-------------------------------------------------------------------------------------
  Image Analysis--image  Instruments and        Analysis of protein, DNA and cellular
  capture and analysis   specialized analysis   structure
  of biological          software
  materials
-------------------------------------------------------------------------------------
  Liquid                 Instruments and        Separation and purification of new
  Chromatography--       reagents               drugs produced by genetic engineering
  separation and                                techniques
  purification of
  complex biomolecules
-------------------------------------------------------------------------------------
  Gene Transfer--        Instruments and        Infusion of DNA into cells to
  transfer of genetic    reagents               understand gene function
  material
-------------------------------------------------------------------------------------
  Sample Preparation--   Kits and reagents      Purification of nucleic acids
  preparation of
  samples
-------------------------------------------------------------------------------------
  Amplification and      Thermal cycler         PCR amplification of nucleic acids
  PCR--duplication and   instruments and gene   DNA fingerprinting
  amplification of       expression assays
  genetic material

   The Life Science segment's customers include government agencies, universities and pharmaceutical and biotechnology companies.

   Clinical Diagnostics Segment. The Clinical Diagnostics segment supports clinical laboratories worldwide in their challenge to provide quality patient care while containing costs and streamlining work flow. This segment develops and manufactures automated test systems, test kits and quality control systems for hospitals and clinical laboratories to diagnose diseases, monitor patients and assess the quality of laboratory test results. We develop, manufacture and distribute quality control systems for immunoassay testing, therapeutic drug monitoring and other applications. This segment also provides a broad range of instrumentation, reagents and informatics. New clinical offerings include the VARIANT(TM)II Automated Hemoglobin Analyzer, an automated system for laboratories that require a high volume instrument for hemoglobin testing, and CSN, an internet-based software program that enables licensed users to review on-line service manuals, connect to medically related web sites, review patient data from any location and access Bio-Rad on-line 24 hours a day. We have also introduced UNITY(TM) for Windows(C), a network management program that enables multiple users to store, access and share their quality control data and documents within and between laboratory locations.

   Selected Clinical Diagnostics products and applications by target market include:

  Target Market          Products               Applications
-------------------------------------------------------------------------------------
  Diabetes Monitoring--  Automated hemoglobin   Measurement of hemoglobin to
  analysis of blood      testing systems        determine long-term sugar levels
  providing information
  for diabetes disease
  management
-------------------------------------------------------------------------------------
  Quality Control        Test specimens,        Monitoring testing accuracy of
  Systems--assures the   analytical software    therapeutic drugs, toxic substances,
  accuracy of test       and data management    blood chemistries, blood clotting and
  results and            reports                immune response
  facilitates mandated
  documentation
-------------------------------------------------------------------------------------
  Molecular              DNA electrophoresis    Strain-typing of hospital-borne
  Epidemiology--         equipment, test kits   (nosocomial) infections and outbreaks
  analysis of DNA to     and image analysis     due to food contamination
  determine the source   software
  of bacterial
  outbreaks
-------------------------------------------------------------------------------------
  Genetic Disorders      Automated hemoglobin   Detection of sickle cell anemia,
  Testing--use of        testing systems and    thalassemia, cardiovascular
  protein or nucleic     immunoassays and DNA   complications and iron overload
  acid markers to        test kits
  detect the genetic
  link to certain
  clinical diseases
-------------------------------------------------------------------------------------
  Toxicology--rapid      REMEDi(TM)--Automated  Treatment of comatose emergency
  identification of      chromatography         patients
  drugs                  system, which detects
                         up to 700 drugs
                         within 20 minutes

   The Clinical Diagnostics segment's customers include clinical and hospital laboratories, physician office laboratories, diagnostic manufacturers and public health laboratories.

   Analytical Instruments Segment. The Analytical Instruments segment develops products and services for use in advanced research, quality control and production environments in industrial, medical, semiconductor and academic applications. This segment's products range from general purpose instrumentation to dedicated analyzers and scientific databases that are used to better understand the quality, quantity or chemical identity of materials and processes. Furthermore, this segment develops, produces and sells FT-IR spectrometer systems, semiconductor measurement instruments and spectral reference databases. We sell these products primarily to industrial customers, semiconductor manufacturers, government agencies and universities.

   The predecessor to our spectroscopy division developed the world's first commercial rapid-scanning FT-IR spectrometer, and we believe that our spectrometers and accessories offer scientists cost-effective sensitivity, resolution, spectral range and computational power. In April 1998, we introduced the Excalibur(TM) series of FT-IR spectrometers, which addresses the analytical needs of both quality control and research personnel in the pharmaceutical, chemical and polymer industries, as well as educational and research institutions.

   We also provide spectral databases under the Sadtler name. Through Sadtler, we control the industry's largest FT-IR and NMR spectral databases. Sadtler is the world-recognized reference used by spectroscopists for FT-IR.

   Selected Analytical Instruments products and applications by target market include:

  Target Market          Products               Applications
----------------------------------------------------------------------------------
  FT-IR--infrared        Instruments,           Industrial process quality control
  spectrometers used to  accessories,           Incoming raw material inspection
  determine "chemical    specialized software,  Life science method development,
  fingerprint" of        upgrades and spectral  fluid and tissue imaging and
  complex compounds      reference libraries    characterization
----------------------------------------------------------------------------------
  Semiconductor process  Sophisticated optical  Semiconductor Test Measurement--
  and materials          measuring equipment    verify the precise overlay
  control--specialized   to monitor             registration of stacked integrated
  measuring tools for    manufacturing          circuits to ensure yield
  device manufacturing   processes              Semiconductor materials
  process control for                           classification
  semi-conductor
  materials markets
----------------------------------------------------------------------------------
  Spectral reference     Sadtler                Unknown compound identification
  databases--databases   Suite(TM)ChemWindow    Chemical structure elucidation
  with value-added       IR-NMR--Raman          Validation and quality control
  software               databases

   The Analytical Instruments segment's customers include industrial companies, government and university laboratories and semiconductor manufacturing companies.

PSD Products

   PSD has strong commercial alliances in the diagnostics market for the development, manufacture and distribution of test kits and systems. PSD also is the exclusive supplier of certain reagents for the Beckman Coulter automated analyzer, Access(TM). In the U.S., Ortho Diagnostics Systems, Inc. distributes PSD's HIV and hepatitis products, and in Japan, Sanofi Fujirebio Diagnostics, Inc., a joint venture between PSD and Fujirebio, Inc., sells and markets PSD's infectious disease products.

   Selected PSD products and applications by target market include:

  Target Market          Products               Applications
------------------------------------------------------------------------------------
  Virology--testing of   Reagents, consumable   The detection and identification of
  blood for virus        supplies and manual,   HIV and hepatitis infections
  infections             semi-automated and
                         automated test
                         systems for HIV and
                         hepatitis
------------------------------------------------------------------------------------
  Bacteriology--         Culture media,         The culture (growth) of bacterial
  analysis of patient    antibiotic             organisms
  specimens for          susceptibility test    The detection and identification of
  pathogenic bacterial   systems, rapid         bacteria
  infections             immuno-bacteriology    The determination of antibiotic
                         tests and DNA-based    resistance and susceptibility
                         tests (PCR technology)
------------------------------------------------------------------------------------
  Auto-immune--testing   Immuno-fluorescence    The testing for systemic lupus
  of patient samples     kits, enzyme           erythematosis (SLE),
  for immune response    immunoassay kits,      connective tissue disease,
  disorders              automated processing   scleroderma and rheumatoid arthritis
                         systems and quality
                         control specimens
------------------------------------------------------------------------------------
  Immuno-hematology--    Consumable reagents,   Blood typing (Group A, B or O),
  testing of blood for   test systems and       RH typing (+ or -) and antibody
  donors and for         control specimens      detection and identification
  patients receiving
  transfusions

   PSD's customers include transfusion centers, public, commercial and hospital laboratories and the food industry.

Product Research and Development

   We conduct extensive product research and development activities in all areas of our business, employing over 300 people worldwide in these activities. Research and development have played a major role in our growth and are expected to continue to do so in the future. Our research teams are continuously developing new products and new applications for existing products. In our development and testing of new products and applications, we consult with scientific and medical professionals at universities, hospitals and medical schools, and in industry. We spent approximately $51.2 million (excluding $15.5 million of purchased in-process research and development expense), $41.4 million and $46.1 million on research and development activities during the years ended December 31, 1999, 1998 and 1997, respectively.

   PSD has a broad array of research and development expertise with an emphasis on innovation. It also benefits from a network of worldwide research cooperation agreements, most notably with the Instituts Pasteur. PSD has a history of developing state-of-the-art reagents and testing systems and a reputation for test development in difficult market segments, such as testing for blood viruses.

Sales and Distribution

   Each of our segments maintains a sales force to sell its products on a direct basis. Every member of our sales force is technically trained in the disciplines associated with its products. We also generate sales through direct mail advertising, exhibits at trade shows and technical meetings, telemarketing, and by extensive advertising in technical and trade publications. Sales and marketing efforts are augmented by technical service departments that assist customers in effective product installation, utilization and new product applications. We also produce and distribute technical literature and hold seminars for customers on the use of our products.

   Life Science Segment. We believe we have a strong position in the life science research community in North America, Europe and Asia Pacific (more than 100,000 scientists in the United States alone). Historically, life science research was conducted primarily at universities and government funded institutions throughout the world. During the past ten years, this activity has expanded to include biotechnology and pharmaceutical companies. We have successfully followed this trend by maintaining direct contact with our customers. We provide customers with periodic catalogs and regular updates on the latest product innovations, applications and technology.

   Clinical Diagnostics Segment. Clinical Diagnostics has an effective direct distribution network in North America, Europe and Asia Pacific. Customers are primarily clinical reference laboratories and larger hospital laboratories. While laboratory results are ultimately provided to physicians, our dedicated sales force markets our products directly to the laboratories.

   Analytical Instruments Segment. Most of our sales are generated by our direct sales force throughout the world. While our international operations are subject to certain risks common to foreign operations in general, such as changes in governmental regulations, import restrictions and foreign exchange fluctuations, our international operations are principally in developed nations.

Seasonality, Backlog and Material Customers

   Our business is not inherently seasonal. However, the custom of taking vacations during the summer months usually has had a negative impact on our third quarter sales volume and operating income.

   Although the markets in which we operate are generally characterized by short lead times and the absence of significant backlogs, we produce several analytical instruments against an order backlog. Our management has concluded that backlog information is not material to our business as a whole.

   Our customer base is broad and diversified. In 1999, no single customer or product accounted for more than 2% of our total net sales. However, our sales are affected by certain external factors. For example, a number of our customers, particularly in Life Science, are substantially dependent on government grants and research contracts for their funding, and a portion of the Analytical Instruments segment depends on contracts with large semiconductor manufacturers. Thus, the loss of government funding or a large contract or a severe downturn in the semiconductor market would have a detrimental effect on the results of these segments.

Competition

   Most markets served by our product groups are competitive. Our competitors range in size from start-ups to large multi-national corporations. Reliable independent information on sales and market share of products produced by our competitors is not generally available. We believe, however, based on our own marketing information, that while some competitors are dominant with respect to certain individual products, no one company, including us, is dominant with respect to a material portion of any segment of our business.

   Life Science Segment. Because of the breadth of its product lines, Life Science does not face the same competitor for all of its products. Competitors in this market include Amersham Pharmacia Biotech, Life Technologies, Qiagen, Zeiss and PE Applied Biosystems. We compete primarily on meeting performance specifications.

   Clinical Diagnostics Segment. Competitors in this segment range in size from small private companies to large multi-national corporations. We compete only in very specific market niches and do not attempt to pursue the most competitive general diagnostics markets. We compete based on our technological ability to provide customers with very specific tests and believe we are usually a significant competitor within our market niche. Competitors include Abbott Laboratories, Roche Diagnostics, BioChem Pharma, Inova, diaSorin and Medical Analysis Systems.

   Analytical Instruments Segment. We compete in the high-end analytical instruments market primarily on the basis of technology and features. Competitors in this segment include Nicolet Instruments (a division of Thermo Instruments) and EG&G (formerly Perkin-Elmer) in spectroscopy; and Hitachi and KLA-Tencor in semiconductor measurement instruments.

   PSD has a different competitive landscape in each of its served market segments. Its competitors range from small suppliers like Diamedix, Inova, Helix Diagnostics and diaSorin to more prominent manufacturers such as Abbott Laboratories, Biomerieux and Dade Behring. PSD has historically distinguished itself from its competitors by focusing on technological superiority, customized region-specific product offerings and command of key intellectual property rights.

Intellectual Property

   We own numerous U.S. and international patents and patent licenses. We believe, however, that our ability to develop and manufacture our products depends primarily on our knowledge, technology and special skills. Under several patent license agreements, we pay royalties on the sales of certain products. We view these patents and license agreements as valuable assets.

   PSD has a broad portfolio of intellectual property which it uses to advance and promote its competitive position within the markets of blood viruses, bacteriology, immuno-hematology, infectious diseases and cardiovascular testing. Its portfolio is comprised of patents owned by PSD and its affiliates, patent rights licensed from Institut Pasteur and other rights secured under third-party licensing agreements.

   PSD has a wide array of patents and patent applications which are owned and licensed in the area of HIV testing. These include patents on purified virus proteins, antigens used for detection of HIV, monoclonal antibodies, cloned DNA sequences, primers and probes.

   We expect to continue to rely on our rights under the Cooperation Agreement with Institut Pasteur to be able to exploit all future Institut Pasteur patents and know-how in IVD technology and for the use of the "Pasteur" trademarks. Although PSD and Institut Pasteur have not reached an agreement regarding the renewal or extension of the Cooperation Agreement, Bio-Rad and the Institut Pasteur have exchanged correspondence indicating each party's intention to renew that agreement and have commenced discussions in this regard. We cannot assure you that the parties will agree on the terms of a new cooperation agreement. For more information, see the section "The Acquisition." We expect to continue to benefit from the existing License Agreement with Institut Pasteur to manufacture, use and sell IVD products presently covered by Institut Pasteur patents or know-how. For more information, see the section "Risk Factors" under the heading "Risks relating to intellectual property rights may negatively impact our business."

Regulatory Matters

   The manufacturing, marketing and labeling of certain of our products (primarily diagnostic products) are subject to regulation in the United States by the Center for Devices and Radiological Health of the United States Food and Drug Administration ("FDA") and in other jurisdictions by state and foreign government authorities. FDA regulations require that some new products have pre-marketing approval by the FDA and require certain of our products to be manufactured in accordance with "good manufacturing practices," to be extensively tested and to be properly labeled to disclose test results and performance claims and limitations.

   As a multinational manufacturer and distributor of sophisticated instrumentation equipment, we must meet a wide array of electromagnetic compatibility and safety compliance requirements to satisfy regulations in the United States, the European Community and other jurisdictions. The FDA must approve an export permit application before companies can market products outside the U.S. prior to the products' receipts of FDA approval. The requirements relating to testing and trials, product licensing, pricing and reimbursement vary widely among countries.

   Our operations are subject to federal, state, local and foreign environmental laws and regulations that govern such activities as emissions to air and discharges to water, as well as handling and disposal practices for solid, hazardous and medical wastes. In addition to environmental laws that regulate our operations, we are also subject to environmental laws and regulations that create liability and clean-up responsibility for spills, disposals or other releases of hazardous substances into the environment as a result of our operations or otherwise impacting real property that we own or operate. The environmental laws and regulations also subject us to claims by third parties for damages resulting from any spills, disposals or releases resulting from our operations or at any of our properties. For more information, see the section "Risk Factors" under the heading "We are currently subject to environmental regulations and enforcement proceedings."

Properties

   We own our corporate headquarters located in Hercules, California. The principal manufacturing and research locations for each segment are as follows:

                                                 Approximate
   Segment        Location                      Square Footage   Owned/Leased
   -------        --------                      --------------   ------------
   Life Science   Richmond, California             191,000       Owned/Leased
                  Hercules, California              95,400          Owned
                  Hemel Hempstead, England         102,000          Leased
                  Milan, Italy                      50,000          Leased
   Clinical
    Diagnostics   Hercules, California             112,000       Owned/Leased
                  Irvine, California               137,000          Leased
                  Greater Seattle, Washington      127,600       Owned/Leased
                  Lille, France                    182,000          Owned
                  Paris, France                    162,000          Leased
                  Munich, Germany                   55,000          Leased
                  Nazareth-Eke, Belgium             30,000          Leased
   Analytical
    Instruments   Cambridge, Massachusetts          76,000          Owned
                  York, England                    144,000          Owned
                  Philadelphia, Pennsylvania        28,000          Owned

   Most manufacturing and research facilities also house administration, sales and distribution activities. In addition, we lease office and warehouse facilities in a variety of locations around the world. These facilities are used principally for sales, service, distribution and administration for all three segments.

   The Life Science segment's Richmond, California distribution and instrument manufacturing facility lease expires in November 2000. While we are currently negotiating a renewal, the lease is not automatically renewable. The lease for the Marnes la Coquette facility near Paris, France, which served as PSD's corporate headquarters, expired on December 31, 1999 and is currently being renegotiated. In the interim, we are occupying this space on a month-to-month basis. We believe all of our other facilities are adequate to support our current and anticipated production requirements. Historically, adequate space to expand sales and distribution channels has been available and we have leased space as needed.

   We have received several non-binding offers to purchase our facility located in Cambridge, Massachusetts. This facility houses a portion of the manufacturing and distribution for the Analytical Instruments segment, which we will relocate if the building is sold.

Employees

   At December 31, 1999, we had approximately 4,100 full-time employees. Fewer than 7% of our 1,900 U.S. employees are covered by a collective bargaining agreement which will expire on November 7, 2002. Many of our non-U.S. full-time employees, especially in France, are covered by collective bargaining agreements. We are currently working with the representative unions of these employees to achieve workforce reductions where duplication or redundancies exist as a result of the PSD acquisition. We consider our employee relations in general to be good.

Legal Proceedings

   We are a party to various claims, legal actions and complaints arising in the ordinary course of business. In our management's opinion an adverse outcome of these claims, legal actions or complaints would not have a material adverse effect on the future results of our operations or our financial position. See above under the heading "Regulatory Matters."

   PSD is currently subject to claims and suits arising in the ordinary course of its business.

   Additionally, PSD is involved in the following litigation:

  . In September 1992, Biochem-Immuno Systems, Inc. sued Institut Pasteur and
    PSD jointly, seeking a license under certain of Institut Pasteur's HIV1 and HIV2 patents and further requesting damages of CAD 17.5 million. Prior to the filing of the claim, the parties had engaged in discussions regarding a possible license arrangement but had not reached agreement as to terms and conditions. Even though there was no license agreement, Biochem-Immuno Systems, Inc. began marketing products covered by the Institut Pasteur patents. As a result, Institut Pasteur sent Biochem-Immuno Systems, Inc. a letter demanding that they cease such activities. The matter is before the Superior Court of the District of Montreal, in the province of Quebec, Canada. The parties engaged in discovery proceedings, but since 1994, no papers have been filed and no action has been taken by either party in this lawsuit. We have been advised by counsel for PSD that the foregoing action has no merit and should be dismissed.

  . PSD granted to Biomerieux a license to sell certain HIV2 diagnostic products in certain territories. Subsequently, Biomerieux purchased Cambridge Biotech Corporation, which had an existing separate license agreement with PSD granting it the right to sell certain HIV2 diagnostic products (different than the products covered by the PSD-Biomerieux license agreement) and which entitled Cambridge Biotech Corporation to pay a royalty to PSD at a lower rate than the rate provided for in the PSD-Biomerieux license.

  . PSD filed an action against Biomerieux on January 15, 1999 before the Tribunal de Grande Instance of Paris for unpaid royalties under the PSD-Biomerieux license. Biomerieux counterclaimed that it was entitled to pay royalties on sales pursuant to the lower rates set forth in the PSD-Cambridge Biotech Corporation license and argued alternatively that if it was not entitled to such lower royalty rates, then it was entitled to indemnification from PSD of French Franc 57 million, which it alleged was the price it paid to acquire Cambridge Biotech Corporation. We have been advised by counsel for PSD that Biomerieux's counterclaim is of no merit, and that PSD is vigorously defending against such counterclaim.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   Our Board of Directors has seven members, with terms expiring as of the date of the annual meeting of stockholders or on election and qualification of their successors. David Schwartz and Alice N. Schwartz are husband and wife; Norman Schwartz is their son. No other family relationships exist among our current and nominated directors or executive officers.

Name                     Age                    Principal Position(s)
----                     ---                    ---------------------
David Schwartz..........  76 President; Chief Executive Officer; Chairman of the Board
James J. Bennett........  71 Executive Vice President; Chief Operating Officer; Director
Thomas C. Chesterman....  40 Vice President and Chief Financial Officer
Norman D. Schwartz......  50 Vice President and Group Manager, Life Science; Director
Rello L. Cristea........  56 Vice President and Group Manager, Analytical Instruments
Sanford S. Wadler.......  53 Vice President; General Counsel; Secretary
Burton A. Zabin.........  64 Vice President; Director
Ronald W. Hutton........  43 Treasurer
Alice N. Schwartz.......  73 Director
Albert J. Hillman.......  68 Director
Philip L. Padou.........  66 Director

   David Schwartz co-founded Bio-Rad with his wife Alice Schwartz in 1957 and has served as our President, Chief Executive Officer and Chairman of the Board since its inception.

   James J. Bennett has served as our Chief Operating Officer since 1993 and was elected Executive Vice President in 1996. He has served as a director since 1977. From 1985 until 1993, Mr. Bennett was the Vice President and Group Manager of the Clinical Diagnostics Group. He also served as our Vice President and Chief Operating Officer from 1977 to 1985.

   Thomas C. Chesterman was appointed Treasurer in 1996 and named Vice President and Chief Financial Officer in March 1997. Prior to joining us, he was Vice President and Chief Financial Officer of NordicTel Holdings AB (Sweden) from 1993 to 1996.

   Norman D. Schwartz has served as a Vice President since 1989 and Group Manager, Life Science since 1997. He was elected as a director in 1995. He served as Group Manager, Clinical Diagnostics from 1993 to 1997. He served as the General Manager for certain of our subsidiaries in England and Japan from 1989 to 1993, and as our Treasurer from 1981 to 1989.

   Rello L. Cristea was appointed Group Manager of Analytical Instruments in 1997 and was appointed Vice President in 1998. Previously, he was President of Dayton Products Division of Emerson Electric Company from 1994 to 1997.

   Sanford S. Wadler has been General Counsel and Secretary since 1989, and was appointed Vice President in 1996. Mr. Wadler joined Bio-Rad as corporate counsel in 1988. Prior to joining Bio-Rad, he was of counsel to the patent law firm of Witherspoon & Hargest from 1984 to 1988.

   Burton A. Zabin has been our Vice President since 1982 and served as Group Manager, Life Science from 1982 to 1997. He has served as a director since 1968. Dr. Zabin served as Chemical Division Manager from 1970 to 1982 and he served as Director of Research from 1965 to 1970. He joined us in 1963 as a Research Chemist.

   Ronald W. Hutton was appointed Treasurer in 1997. Prior to his appointment as Treasurer, he was Director of Treasury at Kaiser Aluminum & Chemical Corporation from 1993 to 1997.

   Alice N. Schwartz co-founded Bio-Rad with her husband David Schwartz in 1957 and served as Director of Research for Bio-Rad from 1957 to 1967. She has served as a director since 1967. She was a Research Associate at the University of California from 1972 to 1978 and retired in 1979.

   Albert J. Hillman has served as a director since 1980. He has been of counsel to the law firm of Townsend and Townsend and Crew since 1995 and was a partner in that firm from 1965 to 1995.

   Philip L. Padou has served as a director since 1980. Mr. Padou has been retired since 1991. He previously served as Vice President and Chief Financial Officer of Ozier Perry and Associates, a risk assessment software and consulting company, from 1987 to 1991.

                     PRINCIPAL AND MANAGEMENT STOCKHOLDERS

   The following table presents certain information as of February 28, 2000, with respect to Class A Common Stock and Class B Common Stock beneficially owned by: (1) any person who is known to us to be the beneficial owner of more than five percent of the outstanding Common Stock of either class, (2) each of our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group. The address for all executive officers and directors is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

                                      Class A                 Class B
                                  Common Stock(1)          Common Stock
                              ----------------------- -----------------------
                               Number of               Number of
                               Shares and              Shares and
 Name and, with Respect to     Nature of   Percent of  Nature of   Percent of
Owner of 5% or More, Address  Ownership(2)   Class    Ownership(2)   Class
----------------------------  ------------ ---------- ------------ ----------
David and Alice N.
 Schwartz(3)(4)(9)..........   1,607,124      16.6%    2,159,034      83.3%
 Bio-Rad Laboratories, Inc.
 1000 Alfred Nobel Drive
 Hercules, CA 94547
Norman D.
 Schwartz(3)(5)(6)(9).......     108,540       1.1%    2,035,441      81.3%
 Bio-Rad Laboratories, Inc.
 1000 Alfred Nobel Drive
 Hercules, CA 94547
Steven Schwartz(3)(5)(10)...      82,256       0.8%    2,032,627      81.3%
 Bio-Rad Laboratories, Inc.
 1000 Alfred Nobel Drive
 Hercules, CA 94547
Blue Raven Partners,
 L.P.(7)....................         --        0.0%    2,030,027      81.2%
 1000 Alfred Nobel Drive
 Hercules, CA 94547
Private Capital Management,
 Inc. ......................   1,294,982      13.3%          --        0.0%
 3003 Tamiami Trail North
 Naples, FL 34103
Bernard A. Egan(8)..........     910,380       9.4%          --        0.0%
 1900 Old Dixie Highway
 Fort Pierce, FL 34946
Dimensional Fund Advisors,
 Inc.(8)....................     501,475       5.2%          --        0.0%
 1299 Ocean Avenue, 11th
  Floor
 Santa Monica, CA 90401
James J. Bennett(9).........      77,596       0.8%       23,727       0.9%
Burton A. Zabin(9)..........      14,494       0.1%       59,664       2.4%
Sanford S. Wadler(9)........      20,313       0.2%          --        0.0%
George Bers(9)(11) .........      15,998       0.2%          207         *
Albert J. Hillman(9)........       4,454         *         4,117       0.2%
Thomas C. Chesterman(9).....       3,564         *           --        0.0%
Rello L. Cristea(9).........       2,814         *           --        0.0%
Ronald W. Hutton(9).........         555         *           --        0.0%
Philip L. Padou(9)..........         --        0.0%          --        0.0%
All directors and executive
 officers as a group
 (12 persons)(9)............   1,855,452      19.0%    2,252,163      86.8%

--------
 * Less than 0.1%.

 (1) Excludes Class A Common Stock that may be acquired on conversion of Class B Common Stock. Class B Common Stock may be converted to Class A Common Stock on a one for one basis and, if fully converted, would result in the following percentage beneficial ownership of Class A Common Stock: David and Alice N. Schwartz 30.6%; Norman Schwartz 17.6%; Steven Schwartz 17.3%; Blue Raven Partners 16.6%; Private Capital Management, Inc. 10.6%; Bernard
     A. Egan 7.5%; Dimensional Fund Advisors 4.1%; James J. Bennett 0.8%; Burton A. Zabin 0.6%; Sanford S. Wadler 0.2%; George Bers 0.1%; Albert J. Hillman 0.1%; Philip L. Padou 0.0%; Thomas C. Chesterman 0.0%; Rello L. Cristea 0.0%; Ronald W. Hutton 0.0%; and all directors and executive officers as a group 33.3%. Management considers any substantial conversions by the executive officers or directors listed in the table to be highly unlikely.

 (2) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares. Number of shares is based on the statements of the stockholders where not identified specifically in the stockholder register.

 (3) Includes 2,030,027 shares of Class B Common Stock held by the Blue Raven Partners, L.P.

 (4) David and Alice N. Schwartz each have a one-half community property interest in these shares. Includes 20,588 shares of Class B Common Stock held by DANSA Partners Limited, a California limited partnership, of which David and Alice N. Schwartz are general partners.

 (5) Norman Schwartz and Steven Schwartz are sons of David and Alice N.
     Schwartz.

 (6) Includes 2,600 shares of Class B Common Stock owned by Norman Schwartz's wife, as to which Norman Schwartz disclaims any beneficial ownership.

 (7) David Schwartz, Alice N. Schwartz, Norman Schwartz and Steven Schwartz are general partners of Blue Raven Partners, L.P., a California limited partnership (the "Partnership"), and, as such, share voting and dispositive power over the Class B Common Stock held by the Partnership.

 (8) As of December 31, 1999.

 (9) Includes shares with respect to which such persons have the right to acquire beneficial ownership immediately or within sixty days of February 28, 2000, under the Company's employee stock purchase plan and stock option agreements, as follows: David Schwartz, 92,194 Class B shares; Norman Schwartz, 6,563 Class A shares and 2,814 Class B shares; James J. Bennett, 18,751 Class A shares; George Bers, 9,377 Class A shares; Sanford
     S. Wadler, 7,500 Class A shares; Burton A. Zabin, 6,563 Class A shares; Thomas C. Chesterman, 3,564 Class A shares; Rello L. Cristea, 2,814 Class A shares; Ronald W. Hutton, 313 Class A shares; and all directors and executive officers as a group, 55,445 Class A shares and 95,008 Class B shares.

(10) Includes 2,600 shares of Class B Common Stock owned by Steven Schwartz's wife, as to which Steven Schwartz disclaims any beneficial ownership.

(11) George Bers is no longer employed by us.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   In 1999, Townsend and Townsend and Crew, the patent law firm to which Albert
J. Hillman is Of Counsel, rendered legal services to us. Our Board of Directors has relied upon our General Counsel to determine that the services of Townsend and Townsend and Crew were provided on terms at least as fair to us as if they had been provided by a non-affiliate. Our General Counsel is responsible for the management of all of our relationships with providers of legal services.

                       DESCRIPTION OF THE CREDIT FACILITY

   On September 30, 1999, we entered into the Credit Facility with certain financial institutions (the "Lenders"), Banc One Capital Markets, Inc., as arranger, and Bank One, NA, as administrative agent. The following is a summary description of the principal terms of the Credit Facility and the other loan documents related thereto. We urge you to read the definitive documentation for a more complete understanding of the Credit Facility. You may request a copy of the Credit Facility at our address set forth in the section "Where You Can Find More Information." Our obligations under the Credit Facility will constitute Senior Debt and Designated Senior Debt with respect to the notes.

The Facility

   Structure. The Credit Facility currently consists of a $80.0 million Term Loan and a $100.0 million Revolving Facility.

   We borrowed the full amount of the Term Loan and $55.2 million under the Revolving Facility on October 1, 1999, the date we consummated the Acquisition. We used $20.0 million of the proceeds of the Private Offering to permanently reduce the Term Loan from $100.0 million to $80.0 million. We may use the Revolving Facility to fund our working capital requirements and other general corporate expenditures.

   The Term Loan and the Revolving Facility have a maturity of five years. The Term Loan amortizes over a five-year period beginning in 2000, with annual principal payments in any calendar year ranging from $10.0 million to $30.0 million. In addition, we are required to make annual prepayments on the Term Loan based on excess available cash flow and to make mandatory prepayments with a portion of the proceeds from certain asset sales and equity and debt financings. Loans under the Revolving Facility are available at any time during its five-year term in U.S. dollars or, subject to certain limitations, Euros, subject to various conditions precedent typical of bank loans.

   Interest. Borrowings under the Credit Facility bear interest at a variable rate per annum equal (at our option) to (a) a reserve adjusted Eurodollar rate or (b) a base rate equal to the higher of (1) the administrative agent's announced corporate base rate and (2) the Federal Funds effective rate plus 1/2 of 1% per annum plus, in each case, an applicable margin based on our financial performance and compliance with the terms of the Credit Facility. Initially, the applicable margin is 2.75% for Eurodollar loans and 1.50% for base rate loans.

   Fees. We have agreed to pay certain fees with respect to the Credit Facility, including fees on the unused portion of the revolving loan commitments and on outstanding letters of credit, arrangement and other similar fees.

   Security. Debt outstanding under the Credit Facility is secured by substantially all of our assets and the assets of our subsidiaries. In addition, the Credit Facility requires that we:

  . pledge all of the capital stock of each of our future material domestic subsidiaries, which are defined to include any domestic subsidiary with assets having a book value of $10.0 million or more or any group of domestic subsidiaries (other than guarantors) having combined assets with a book value of $15.0 million or more; and

  . pledge at least 65% of the capital stock of any foreign subsidiary with assets having a book value of $10.0 million or more.

   Covenants. The Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to

  . sell, lease or otherwise dispose of assets;

  . incur additional debt;

  . guarantee obligations of others;

  . prepay or change the terms of other debt;

  . pay dividends or make other distributions;

  . redeem or repurchase capital stock;

  . create liens on assets;

  . make investments, loans or advances;

  . make acquisitions;

  . engage in mergers or consolidations;

  . change the business conducted by us and our subsidiaries;

  . enter into sale-leaseback transactions;

  . make capital expenditures; or

  . engage in certain transactions with affiliates.

   In addition, the Credit Facility requires us to comply with specified financial ratios and tests, including maximum consolidated leverage ratio tests, minimum consolidated interest coverage and fixed charge coverage ratio tests and a minimum net worth test. The Credit Facility also contains provisions that prohibit any modifications of the indenture in any manner adverse to the Lenders under the Credit Facility and that limit our ability to refinance or otherwise prepay the notes without the consent of the Lenders.

   Events of Default. The Credit Facility contains customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracies of representations or warranties, cross defaults to certain other indebtedness and hedge agreements, certain events of bankruptcy or insolvency, material judgments against us and our subsidiaries, invalidity of any guarantee or security interest, certain ERISA events, environmental events or conditions which could reasonably be expected to have a material adverse effect on us and a change of control under certain circumstances set forth therein.

                              DESCRIPTION OF NOTES

   You can find the definitions of certain capitalized terms used in this section under the heading "Certain Definitions" below. For purposes of this section, references to "Bio-Rad" or "we," "our," or "us" include only Bio-Rad Laboratories, Inc. and Bio-Rad's successors in accordance with the terms of the Indenture and, except pursuant to the terms of any Guarantee, not our Subsidiaries.

   We issued the private notes, and will issue the exchange notes, pursuant to an indenture (the "Indenture"), dated as of February 17, 2000, by and between us and Norwest Bank Minnesota, N.A., as trustee (the "Trustee").

   The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

   The following summaries of certain provisions of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Notes.

Brief Description of the Notes

   The Notes:

  . are our senior subordinated, unsecured general obligations;

  . rank junior in right of payment with all of our existing and future
    Senior Debt (other than trade payables);

  . rank equally in right of payment with all of our existing and future senior subordinated debt;

  . rank senior in right of payment to all of our existing and future
    Subordinated Indebtedness; and

  . are effectively behind all existing and future debt of our subsidiaries that are not guarantors, including trade payables.

   The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof.

   The term "Subsidiaries" as used in this section does not include Unrestricted Subsidiaries. As of the date of the Indenture, none of our Subsidiaries were Unrestricted Subsidiaries. However, under certain circumstances, we will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

Principal, Maturity and Interest

   The Notes will mature on February 15, 2007.

   These Notes bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent date to which interest has been paid or provided for (the "Interest Payment Date"), payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2000, to the persons in whose names such Notes are registered at the close of business on the February 1 or August 1 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

   Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the Notes will be payable, and the Notes may be presented for registration of transfer or exchange, at our office or agency maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at our option, payment of interest may be made by check mailed to the holders of the Notes (the "Holders") at the addresses set forth upon our registry books. No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

Subordination

   The Notes are our general, unsecured obligations, respectively, contractually subordinated in right of payment to all of our Senior Debt. This effectively means that holders of Senior Debt must be paid in full before any amounts are paid to the Holders in the event we become bankrupt or are liquidated and that holders of Senior Debt can block payments to the Holders in the event of a default by us on such Senior Debt, all as more fully described below.

   As of March 31, 2000, we had outstanding an aggregate of $123.1 million of Senior Debt ($117.0 million of which was secured), and no Indebtedness that ranks equal to the Notes or is subordinate to the Notes in right of payment.

   The rights of Holders will be subordinated by operation of law to all existing and future indebtedness and preferred stock of our subsidiaries which as of March 31, 2000 was $6.1 million.

   We may not make payment (by set-off or otherwise), as applicable, on account of any Obligation, including the principal of, premium, if any, or interest on the Notes (or Liquidated Damages, if any), or on account of the redemption provisions of the Notes (including any repurchases of Notes), for cash or property (other than payments made with Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance"):

     (1) in the event of default in the payment of any principal of, premium, if any, or interest on our Designated Senior Debt, when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived in writing or otherwise has ceased to exist, or

     (2) upon the happening of an event of default other than a Payment Default that permits the holders of Designated Senior Debt to declare such Designated Senior Debt to be due and payable (a "Non-payment Default") and written notice of such event of default given to us and the Trustee by the representative under the Credit Agreement (a "Payment Notice"), unless and until such event of default has been cured or waived in writing or otherwise has ceased to exist.

   Notwithstanding the foregoing, unless the Designated Senior Debt in respect of which a Non-payment Default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, we shall be required to pay all sums not previously paid to the Holders during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes.

   Any number of Payment Notices may be given; provided, however, that

     (1) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and

     (2) no Non-payment Default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Debt) shall be made the basis for the commencement of any other Payment Blockage Period (unless such default has been cured or waived for a period of not less than 120 days).

   Upon any distribution of our assets upon any dissolution, winding up, total or partial liquidation or reorganization of us, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities

     (1) the holders of all of our Senior Debt will first be entitled to receive payment in full in cash or Cash Equivalents (or have such payment first duly provided for to the satisfaction of the Holders of the Senior
  Debt) or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents before the Holders are entitled to receive any payment on account of any Obligation, including the principal of, premium, if any, and interest on the Notes (or Liquidated Damages, if any) (other than payments made with Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance"), and

     (2) any payment or distribution of our assets of any kind or character from any source, whether in cash, property or securities (other than payments or distributions made with Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") to which the Holders or the Trustee on behalf of the Holders would be entitled (by set-off or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other Person making such a payment or distribution directly to the holders of such Senior Debt or their representative to the extent necessary to make payment in full (or have such payment first duly provided for to the satisfaction of the Holders of the Senior Debt) on all such Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

   In the event that, notwithstanding the foregoing, any payment or distribution of our assets (other than payments or distributions made with Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Debt, and shall be paid or delivered by the Trustee or such Holders, as the case may be, upon a request in writing from or on behalf of the holders of such Senior Debt remaining unpaid or unprovided for to such holders or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Debt held or represented by each, for application to the payment of all such Senior Debt remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Debt in full in cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

   No provision contained in the Indenture or the Notes will affect our obligation or the obligations of any Guarantors, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest (and, if applicable, Liquidated Damages) on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder to pursue any other rights or remedies with respect to the Notes.

   As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshalling of our assets and liabilities, Holders may receive ratably less than other creditors of Bio-Rad.

Certain Bankruptcy Limitations

   We conduct a substantial portion of our operations through Subsidiaries. Accordingly, our ability to meet our cash obligations may in part depend upon the ability of those Subsidiaries and any future Subsidiaries to make cash distributions to us and to pay intercompany receivables. Furthermore, any right we have to receive the assets of any Subsidiary upon that Subsidiary's liquidation or reorganization (and the consequent right of the Holders to participate in the distribution of the proceeds of those assets) effectively will be subject to the prior claims of that Subsidiary's creditors (including trade creditors), except to the extent that we are recognized as creditors of that Subsidiary.

Redemption

 Optional Redemption

   At any time prior to February 15, 2004, we may redeem all or part of the Notes, upon not less than 30 days nor more than 60 days prior notice to each Holder of the Notes to be redeemed, at a redemption price equal to 100% of the principal amount of those Notes plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, thereon to, the Redemption Date.

   At any time on or after February 15, 2004, we may redeem the Notes for cash at our option, in whole or in part, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing February 15 of the years indicated below, in each case together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption of the Notes ("Redemption Date"):

     Year                                                             Percentage
     ----                                                             ----------
     2004............................................................  105.813%
     2005............................................................  102.906%
     2006............................................................  100.000%
     2007............................................................  100.000%

   Notwithstanding the foregoing, at any time prior to February 15, 2003, upon any sale of our common stock for cash, up to 35% of the aggregate principal amount of the Notes issued pursuant to the Indenture (only as necessary to avoid any duplication, excluding any replacement Notes) may be redeemed at our option within 90 days of such sale, on not less than 30 days, but not more than 60 days, notice to each Holder of the Notes to be redeemed, with cash received by us from the Net Cash Proceeds of such sale, at a redemption price equal to 111.625% of principal, together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the Redemption Date; provided, however, that immediately following such redemption not less than 65% of the aggregate principal amount of the Notes originally issued pursuant to the Indenture on the Issue Date remain outstanding (only as necessary to avoid any duplication, excluding any replacement Notes).

   If the Redemption Date hereunder is on or after an interest record date ("Record Date") on which the Holders of record have a right to receive the corresponding Interest due and Liquidated Damages, if any, and on or before the associated Interest Payment Date, any accrued and unpaid interest and Liquidated Damages, if any, due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and such Interest and Liquidated Damages, if any, will not be payable to Holders whose Notes are redeemed pursuant to such redemption.

   In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

   Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the Redemption Date to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of our registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless we default in the payment thereof.

 No Sinking Fund

   The Notes do not have the benefit of any sinking fund and we will not be required to make any mandatory redemption payments with respect to the Notes.

Certain Covenants

   The Indenture contains certain covenants including, among others, the following:

 Repurchase of Notes at the Option of the Holder Upon a Change of Control

   In the event that a Change of Control has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an offer (subject only to conditions required by applicable law, if any) by us (the "Change of Control Offer"), to require us to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), together with accrued and unpaid interest and Liquidated Damages, if any, to the Change of Control Purchase Date.

   The Change of Control Offer shall be made within 10 Business Days following a Change of Control (but may be commenced prior to the Change of Control so long as it is contingent on the Change of Control) and shall remain open for 20 Business Days (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, we shall promptly purchase all Notes properly tendered in response to the Change of Control Offer.

   Notwithstanding the foregoing, we will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us.

   Prior to the commencement of a Change of Control Offer, but in any event within 45 days following any Change of Control, we will

     (1) (a) repay in full and terminate all commitments of Indebtedness under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or (b) offer to repay in full and terminate all commitments of Indebtedness under the Credit Agreement and all such other Senior Debt and repay the Indebtedness owed to each lender which has accepted such offer in full, or

     (2) obtain the requisite consents under the Credit Agreement and all such other Senior Debt to permit the repurchase of the Notes as provided herein.

   Our failure to comply with the preceding sentence shall constitute an Event of Default described in clause (3) under the heading "Events of Default" below, but without giving effect to the stated exceptions in that clause.

   On or before the Change of Control Purchase Date, we will

     (1) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

     (2) deposit with the paying agent for us (the "Paying Agent") cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any) of all Notes or portion thereof so tendered, and

     (3) deliver to the Trustee the Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by us.

   The Paying Agent promptly will pay the Holders of Notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest and Liquidated Damages, if any) and the Trustee promptly will authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be delivered promptly by us to the Holder thereof. We will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

   The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management.

   The phrase "all or substantially all" of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of our assets has occurred. In addition, no assurances can be given that we will be able to acquire Notes tendered upon the occurrence of a Change of Control.

   Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance or compliance by any of the Guarantors with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

   If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and such interest (and Liquidated Damages, if applicable) will not be payable to Holders who tender the Notes pursuant to the Change of Control Offer.

 Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

   We will not and we will not permit any of our Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to, or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness).

   Notwithstanding the foregoing if

     (1) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence of Indebtedness, and

     (2) on the date of such incurrence (the "Incurrence Date"), our Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.25 to 1.00 (the "Debt Incurrence Ratio"), then we and our Guarantors may incur such Indebtedness (including Disqualified Capital Stock).

   In addition, the foregoing limitations of the first paragraph of this covenant will not prohibit the following:

     (1) our incurrence or the incurrence by any Subsidiary of Purchase Money Indebtedness; provided, that

       (a) the aggregate amount of such Indebtedness incurred and outstanding at any time pursuant to this paragraph (1) (plus any Refinancing Indebtedness issued to retire, defease, refinance, replace or refund such Indebtedness) shall not exceed $15 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currency), and

       (b) in each case, such Indebtedness shall not constitute more than 100% of our cost or the cost to such Subsidiary (determined in accordance with GAAP), as applicable, of the property so purchased, constructed, improved or leased;

     (2) our incurrence or the incurrence by any of our Guarantors of Indebtedness in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (2) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $20 million (or the equivalent thereof, at the time of incurrence, in the applicable foreign currencies);

     (3) our incurrence or the incurrence by any Guarantor of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (3) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $180 million, minus the amount of any such Indebtedness (a) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to clause (1)(b)(II) of the first paragraph of the covenant below under the heading "Limitation on Sale of Assets and Subsidiary Stock" or (b) assumed by a transferee in an Asset Sale;

     (4) the incurrence by our Subsidiaries that are not Guarantors of Indebtedness so long as, immediately after giving effect thereto, the aggregate principal amount of any such Indebtedness incurred and outstanding pursuant to this clause (4) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) does not exceed 10% of our consolidated total assets;

     (5) we and our Subsidiaries may incur Indebtedness evidenced by the Notes and the Exchange Notes issued pursuant to the Indenture up to the amounts being issued on the original Issue Date;

     (6) we and our Guarantors may incur Refinancing Indebtedness with respect to any Indebtedness (including Disqualified Capital Stock), described in clause (5) above, or this clause (6) or clause (12) below (less the amount of any such Existing Indebtedness repaid on or after the Issue Date), or incurred pursuant to the Debt Incurrence Ratio or which was refinanced pursuant to this clause (6);

     (7) we and our Guarantors may incur Indebtedness solely in respect of bankers' acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money of others), all in the ordinary course of business in accordance with customary industry practices, in amounts and for the purposes customary in our industry; provided, that the aggregate principal amount outstanding of such Indebtedness (including any Refinancing Indebtedness and any other Indebtedness issued to retire, refinance, refund, defease or replace such Indebtedness) shall at no time exceed $10 million;

     (8) we and our Subsidiaries may incur Indebtedness represented by performance bonds and letters of credit for the account of Bio-Rad or any such Subsidiary, as the case may be, in order to provide security for Value Added Tax (VAT) or customs obligations under bonds posted to a governmental authority, security for workers' compensation claims and payment obligations in connection with self-insurance, in each case, that are incurred in the ordinary course of business in accordance with customary industry practice in amounts, and for the purposes, customary in our industry;

     (9) we may incur Indebtedness owed to (borrowed from) any Subsidiary, and any Subsidiary may incur Indebtedness owed to (borrowed from) any other Subsidiary or us; provided, that in any case where we are the obligor, such obligations shall be unsecured and contractually subordinated in all respects to our obligations pursuant to the Notes, and any event that causes such Subsidiary no longer to be a Subsidiary (including by designation to be an Unrestricted Subsidiary) shall be deemed to be a new incurrence subject to this covenant;

     (10) any Subsidiary may guaranty any of our Indebtedness or the Indebtedness of another Subsidiary that was permitted to be incurred pursuant to the Indenture, substantially concurrently with such incurrence or at the time such Person becomes a Subsidiary; provided, that a Guarantor cannot guarantee debt of a Subsidiary that is not a Guarantor;

     (11) we and our Subsidiaries may incur Interest Swap and Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates;

     (12) we and our Subsidiaries may incur Existing Indebtedness;

     (13) we may incur Indebtedness arising from agreements of Bio-Rad or our Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary otherwise permitted by the Indenture;

     (14) the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock; provided, in each such case, that the amount thereof is included in Consolidated Fixed Charges of Bio-Rad as accrued; and

     (15) we and our Subsidiaries may incur Indebtedness to the extent the proceeds thereof are used to purchase Notes pursuant to a Change of Control offer.

   Indebtedness (including Disqualified Capital Stock) of any Person which is outstanding at the time such Person becomes one of our Subsidiaries (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with us or one of our Subsidiaries shall be deemed to have been incurred at the time such Person becomes one of our Subsidiaries or is merged with or into or consolidated with us or one of our Subsidiaries as applicable.

   Notwithstanding any other provision of this covenant, but only to avoid duplication, a guarantee of our Indebtedness or of the Indebtedness of another Subsidiary incurred in accordance with the terms of the Indenture issued at the time such Indebtedness was incurred or if later at the time the guarantor thereof became one of our Subsidiaries will not constitute a separate incurrence, or amount outstanding, of Indebtedness. Upon each incurrence we may designate pursuant to which provision of this covenant such Indebtedness is being incurred and, at the time of each subsequent incurrence in accordance with this covenant, may reclassify such item of Indebtedness (or any part thereof) in any manner that complies with this covenant.

 Limitation on Restricted Payments

   We will not and we will not permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis,

    (1) a Default or an Event of Default shall have occurred and be continuing,

    (2) we are not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or

    (3) the aggregate amount of all Restricted Payments made by us and our Subsidiaries, including after giving effect to such proposed Restricted Payment, on and after the Issue Date, would exceed, without duplication, the sum of

       (a) 50% of our aggregate Consolidated Net Income for the period (taken as one accounting period), commencing on the first day of the first full fiscal quarter commencing after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation for which our consolidated financial statements are available (or, in the event our Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

       (b) the aggregate Net Cash Proceeds received by us from a Capital Contribution or from the sale of our Qualified Capital Stock (other than (I) to one of our Subsidiaries and (II) to the extent applied in connection with a Qualified Exchange after the Issue Date), plus

       (c) except in each case, in order to avoid duplication, to the extent any such payment or proceeds have been included in the calculation of Consolidated Net Income, an amount equal to the net reduction in Investments (other than returns of or from Permitted Investments) in any Person resulting from distributions on or repayments of any Investments, including payments of interest on Indebtedness, dividends, repayments of loans or advances, or other distributions or other transfers of assets, in each case to us or any Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by us or any Subsidiary in such Person, plus

       (d) 50% of any cash dividends received by us or any of our Subsidiaries after the date of the Indenture from an Unrestricted Subsidiary, to the extent that such dividends were not otherwise included in our Consolidated Net Income for such period, plus

       (e) to the extent that any Unrestricted Subsidiary is redesignated as a Subsidiary after the date of the Indenture, the lesser of (i) the fair market value of the Investment by us in such Unrestricted Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary (the "Designation Date") plus the fair market value of any additional Investments in such Unrestricted Subsidiary made by us after the Designation Date, if any, and (ii) the fair market value of such Investments as measured on the Determination Date, in each case to the extent such amount was not otherwise included in our Consolidated Net Income.

   The foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit the following:

     (1) any dividend, distribution or other payments by any of our Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests;

     (2) a Qualified Exchange;

     (3) the payment of any dividend on Qualified Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions;

     (4) repurchases of our Capital Stock deemed to occur on the exercise of stock options;

     (5) payments in lieu of fractional shares not to exceed $2 million in the aggregate;

     (6) repurchases of our Capital Stock in accordance with a repurchase program that is approved and adopted by our Board of Directors and whose primary purpose is to provide Capital Stock to satisfy our obligations under stock option plans and employee stock purchase plans not to exceed $4 million in the aggregate;

     (7) that portion of Investments the payment for which consists exclusively of our Equity Interests (other than Disqualified Stock); or

     (8) other Restricted Payments not to exceed $20 million in the aggregate.

   The full amount of any Restricted Payment made pursuant to the foregoing clauses (1), (3), (5), (6) and (8) (but not pursuant to clause (2), (4) and
(7)) of the immediately preceding sentence, however, will be counted as Restricted Payments made for purposes of the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the first paragraph of this covenant.

   For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of our Board of Directors, unless stated otherwise, at the time made or returned, as applicable. Additionally, not later than the date of making each Restricted Payment, we shall deliver an Officers' Certificate to the Trustee describing in reasonable detail the nature of such Restricted Payment, stating the amount of such Restricted Payment, stating in reasonable detail the provisions of the Indenture pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the terms of the Indenture.

 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

   We will not and we will not permit any of our Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any of our Subsidiaries to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, us or any of our Subsidiaries, except

     (1) restrictions imposed by the Notes or the Indenture or by our other Indebtedness ranking senior or pari passu with the Notes; provided, that except as set forth in clause (5) below such restrictions are no more restrictive taken as a whole than those imposed by the Indenture and the Notes,

     (2) restrictions imposed by applicable law,

     (3) existing restrictions under Existing Indebtedness,

     (4) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement (including any Equity Interest) relating to any property, asset, or business acquired by us or any of our Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired,

     (5) any restriction imposed by Indebtedness incurred under the Credit Agreement; provided, that such restriction or requirement is no more restrictive taken as a whole than that imposed by the Credit Agreement as of the Issue Date,

     (6) restrictions with respect solely to any of our Subsidiaries imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold,

     (7) restrictions on transfer contained in Purchase Money Indebtedness; provided, that such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness,

     (8) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business,

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     (9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business, and

     (10) in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clauses (1), (3), (4), (5) or (7) or this clause (10) of this paragraph that are not more restrictive taken as a whole than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced.

   Notwithstanding the foregoing, (a) customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice and (b) any asset subject to a Lien which is not prohibited to exist with respect to such asset pursuant to the terms of the Indenture may be subject to customary restrictions on the transfer or disposition thereof pursuant to such Lien.

 Limitations on Layering Indebtedness

   We will not and we will not permit any of our Subsidiaries to, directly or indirectly, incur, or suffer to exist any Indebtedness that is contractually subordinate in right of payment to any other Indebtedness unless, by its terms, such Indebtedness is our Indebtedness and is contractually subordinate in right of payment to, or ranks pari passu with, the Notes.

 Limitation on Liens

   We will not and we will not permit any of our Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of the Indenture or upon any income or profits therefrom unless we provide, and cause our Subsidiaries to provide, concurrently therewith, that the Notes are equally and ratably so secured; provided, that if such Indebtedness is Subordinated Indebtedness, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such Subordinated Indebtedness shall have with respect to the Notes.

 Limitation on Sale of Assets and Subsidiary Stock

   We will not and we will not permit any of our Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their property, business or assets, including by merger or consolidation (in the case of one of our Subsidiaries), and including any sale or other transfer or issuance of any Equity Interests of any of our Subsidiaries, whether by us or one of our Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of our Subsidiaries and including any sale and leaseback transaction (any of the foregoing, an "Asset Sale") unless

     (1) (a) an amount equal to the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied within 365 days after the date of such Asset Sale to the repurchase of the Notes and such other Indebtedness on a parity with the Notes and with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any) (pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding) (the "Asset Sale Offer") at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) (the "Asset Sale Offer Price") together with accrued and unpaid interest and Liquidated Damages, if any, to the date of payment, or

       (b) within 365 days following such Asset Sale, the Asset Sale Offer Amount is

         (I) invested in property or assets (other than notes, bonds, obligations and securities) which will immediately constitute or be a part of a Related Business of the Company or such Subsidiary (if it continues to be a Subsidiary) immediately following such transaction, or

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         (II) used to retire Purchase Money Indebtedness secured by the asset which was the subject of the Asset Sale, Indebtedness outstanding under the Credit Agreement or a Foreign Subsidiary Credit Agreement, or other Senior Debt, on a pro rata basis, and to permanently reduce (in the case of Senior Debt that is not such Purchase Money Indebtedness) the amount of such Indebtedness outstanding on the Issue Date or permitted pursuant to paragraph (3) of the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" (and, in the case of a revolver or similar arrangement that makes credit available on a committed basis, to permanently reduce the applicable commitment(s) by such amount or by the amount required by such agreement, whichever is less), except that, in the case of each of the provisions of clauses (a) and (b), only proceeds from an Asset Sale of assets or capital stock of a Foreign Subsidiary may be invested in or used to retire Indebtedness of a Foreign Subsidiary,

     (2) at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents,

     (3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to such Asset Sale, and

     (4) our Board of Directors determines in good faith that we received or such Subsidiary received, as applicable, fair market value for such Asset Sale.

   An acquisition of Notes pursuant to an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied as set forth in 1(a) or (b) above (the "Excess Proceeds") exceeds $10 million, and each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period").

   Upon expiration of the Asset Sale Offer Period, we shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest and Liquidated Damages, if any, to the purchase of all Indebtedness properly tendered in accordance with the provisions hereof (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest and Liquidated Damages, if any). To the extent that the aggregate amount of Notes and such other pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, we may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero. For purposes of (2) above, total consideration received means the total consideration received for such Asset Sales minus the amount of, (a) Purchase Money Indebtedness secured solely by the assets sold and assumed by a transferee; provided, that we are and our Subsidiaries are fully released from obligations in connection therewith and (b) property that within 30 days of such Asset Sale is converted into cash or Cash Equivalents; provided, that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received).

   Notwithstanding, and without complying with, the provisions of this covenant

     (1) we may and our Subsidiaries may, in the ordinary course of business,
  (a) convey, sell, transfer, assign or otherwise dispose of inventory and other assets acquired and held for resale in the ordinary course of business, (b) liquidate Cash Equivalents and (c) liquidate securities that consist of shares of capital stock that are traded on a nationally recognized stock exchange,

     (2) we may and our Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the covenant "Limitation on Merger, Sale or Consolidation,"

     (3) we may and our Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct

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  of our business or the business of such Subsidiary, and we may convey, sell, transfer, assign or otherwise dispose of assets to any Subsidiary provided such transaction is otherwise in compliance with the covenant described below under the heading "Transactions with Affiliates," except that we are not required to comply with the provisions of clause (3) of such covenant,

     (4) Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to us or any other Subsidiary,

     (5) we may and our Subsidiaries may, in the ordinary course of business, convey, sell, transfer, assign, or otherwise dispose of assets (or related assets in related transactions) with a fair market value of less than $2 million,

     (6) we may and our Subsidiaries may exchange assets held by us or such Subsidiaries for assets held by any Person or entity; provided, that (a) the assets received by us or such Subsidiaries in any such exchange will immediately constitute, be a part of, or be used in, a Related Business of the Company or such Subsidiaries, (b) our Board of Directors has determined that the terms of any exchange are fair and reasonable, (c) any such exchange shall be deemed to be an Asset Sale to the extent that we or any of our Subsidiaries receives cash or Cash Equivalents in such exchange, and
  (d) that, in the case of a transaction exceeding $10 million of consideration to any party thereto, we shall have obtained a favorable written opinion by an independent financial advisor of national reputation in the United States as to the fairness from a financial point of view to us or such Subsidiaries of the proposed transaction,

     (7) our Subsidiaries may issue their Equity Interests to us or to another Subsidiary,

     (8) Permitted Liens may be granted, and

     (9) we may and our Subsidiaries may make or liquidate any Restricted Payment or Permitted Investment that is permitted by the covenant described under the caption "Limitation on Restricted Payments."

   All Net Cash Proceeds from an Event of Loss in excess of $10 million (other than the proceeds of any business interruption insurance) shall be reinvested or used as otherwise provided above in clauses 1(a) or (b) of the first paragraph of this covenant.

   Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, our compliance or the compliance of any of our subsidiaries with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

   If the payment date in connection with an Asset Sale Offer hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and such interest (or Liquidated Damages, if applicable) will not be payable to Holders who tender Notes pursuant to such Asset Sale Offer.

 Limitation on Transactions with Affiliates

   We will not and we will not permit any of our Subsidiaries on or after the Issue Date to, enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions)

     (1) unless it is determined that the terms of such Affiliate Transaction are fair and reasonable to us, and no less favorable to us than could have been obtained in an arm's length transaction with a non-Affiliate,

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     (2) if involving consideration to either party in excess of $5 million such Affiliate Transaction(s) is evidenced by an Officers' Certificate addressed and delivered to the Trustee certifying that such Affiliate Transaction (or Transactions) has been approved by a majority of the members of our Board of Directors that are disinterested in such transaction, and

     (3) if involving consideration to either party in excess of $7 million, obtain a written favorable opinion as to the fairness of such transaction to us from a financial point of view from an independent investment banking firm of national reputation in the United States or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States.

 Limitation on Merger, Sale or Consolidation

   We will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons unless

     (1) either (a) we are the continuing entity or (b) the resulting, surviving or transferee entity (the "Surviving Person") is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of our obligations in connection with the Notes, the Indenture and the Registration Rights Agreement,

     (2) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction,

     (3) unless such transaction is solely the merger of us with or into any person solely for the purpose of effecting a change in our state of incorporation or us and one of our previously existing Wholly Owned Subsidiaries and which transaction is not for the purpose of evading this provision immediately after giving effect to such transaction on a pro forma basis, (x) the Surviving Person would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," and (y) the Consolidated Net Worth of the Surviving Person is at least equal to our Consolidated Net Worth immediately prior to such transaction, and

     (4) each Guarantor, if any, unless such Guarantor is the Person with which we have entered into a transaction under this covenant shall have by amendment to its Guarantee confirmed that its Guarantee shall apply to our obligations or the obligations of the surviving entity, as applicable, in accordance with the Notes and the Indenture.

   Upon any consolidation or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made shall succeed to and (except in the case of a lease) be substituted for, and may exercise every right and power of, Bio-Rad under the Indenture with the same effect as if such successor corporation had been named therein as Bio-Rad, and (except in the case of a lease) we shall be released from the obligations under the Notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

   For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

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 Consolidation of Genetic Systems

   Within 180 days following the Issue Date, we will either (1) consolidate with or merge with (such that we are the surviving entity), or cause to be transferred to us all of the assets of, Genetic Systems or (2) cause Genetic Systems to irrevocably and unconditionally guarantee the Notes on a senior subordinated basis.

 Future Guarantors

   We will not permit any Subsidiary individually or together with all other Subsidiaries that are not Guarantors to become Material Domestic Subsidiaries unless such Subsidiary and all such other Subsidiaries, if applicable, simultaneously executes a supplemental indenture to the Indenture providing for the Guarantee of the payment of the Notes by such Subsidiary or Subsidiaries, which Guarantee(s) shall be irrevocable and unconditional in respect of all principal, premium, if any, and interest on the Notes on a senior subordinated basis.

 Release of Guarantors

   No Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, subject to the provisions of the following paragraph and certain other provisions of the Indenture

     (1) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall unconditionally guarantee, on a senior subordinated basis, all of such Guarantor's obligations under such Guarantor's Guarantee on the terms set forth in the Indenture, and

     (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing.

   The provisions of the covenant shall not apply to the merger of any Guarantors with and into each other or with or into us.

   Upon the sale or disposition (whether by merger, stock purchase, Asset Sale or otherwise) of a Guarantor or all of its assets to an entity which is not a Guarantor, or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant described above under the heading "Limitations on Sale of Assets and Subsidiary Stock"), such Guarantor will be deemed released from its obligations under its Guarantee of the Notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of any of our Indebtedness or any Indebtedness of any other of our Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of our Indebtedness or any Indebtedness of any of our Subsidiaries.

 Limitation on Status as Investment Company

   We and our Subsidiaries will not become required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Reports

   Whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will deliver to the Trustee and to each Holder and to prospective purchasers of Notes identified to us by an Initial Purchaser, at the time we are or would have been (if we were subject to such reporting obligations)

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required to file such with the Commission, such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act, if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by our certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, unless the Commission will not accept such reports, file with the Commission the annual, quarterly and other reports which it is or would have been required to file with the Commission.

Events of Default and Remedies

   The Indenture defines an "Event of Default" as

     (1) our failure to pay any installment of interest (or Liquidated Damages, if any) on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days,

     (2) our failure to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, on Notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or Asset Sale Offer, as applicable,

     (3) our failure or the failure by any of our Subsidiaries to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, except for the covenants described above under the headings "Repurchase of Notes at the Option of the Holder Upon a Change of Control," "Limitations on Sale of Assets and Subsidiary Stock," "Limitation on Merger, Sale or Consolidation" and "Consolidation of Genetic Systems," the continuance of such failure for a period of 45 days after written notice is given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding,

     (4) certain events of bankruptcy, insolvency or reorganization in respect of us or any of our Significant Subsidiaries (or group of Subsidiaries that on a combined basis would constitute a Significant Subsidiary),

     (5) a default in our Indebtedness or the Indebtedness of any of our Subsidiaries with an aggregate amount outstanding in excess of $10 million
  (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity,

     (6) final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against us or any of our Subsidiaries and not stayed, bonded or discharged within 60 days, and

     (7) any Guarantee of a Guarantor that is a Significant Subsidiary (or group of Guarantors that on a combined basis would constitute a Significant Subsidiary) ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee) or any Guarantor that is a Significant Subsidiary (or group of Guarantors that on a combined basis would constitute a Significant Subsidiary) denies or disaffirms its Obligations under its Guarantee.

   If a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default; provided, however, that except in the case of a Default in payment of principal of or interest on any Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

   If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (4) above relating to us or any of our Significant Subsidiaries (or group of Subsidiaries that on a combined basis would constitute a Significant Subsidiary)) then in every such case, unless the principal of all of the Notes shall

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have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to us (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal, determined as set forth below, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately; provided, however, that if any Designated Senior Debt is outstanding upon a declaration of such acceleration, such principal and interest shall be due and payable upon the earlier of (x) the fifth Business Day after sending to us and to the representative under the Credit Agreement such written notice and (y) the date of acceleration of Designated Senior Debt. If an Event of Default specified in clause (4) above relating to us or any of our Significant Subsidiaries (or group of Subsidiaries that on a combined basis would constitute a Significant Subsidiary) occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration and except a Default with respect to any provision requiring a supermajority approval to amend, which Default may only be waived by such a supermajority, have been cured or waived.

   Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any Default, except a Default with respect to any provision requiring a supermajority approval to amend, which Default may only be waived by such a supermajority, and except a Default in the payment of principal of or interest on any Note not yet cured or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity.

   Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Legal Defeasance and Covenant Defeasance

   We may, at our option, elect to have our obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the Notes, and the Indenture shall cease to be of further effect as to all outstanding Notes and Guarantees, except as to

     (1) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest (and Liquidated Damages, if any) on such Notes when such payments are due from the trust funds,

     (2) our obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

     (3) the rights, powers, trust, duties, and immunities of the Trustee, and our obligations in connection therewith, and

     (4) the Legal Defeasance provisions of the Indenture.

   In addition, we may, at our option and at any time, elect to have our obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs,

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certain events (not including non-payment, non-payment of guarantees, and, solely for a period of 91 days following the deposit referred to in clause (1) of the next paragraph, bankruptcy, receivership, rehabilitation and insolvency events) described above under the heading "Events of Default" will no longer constitute an Event of Default with respect to the Notes. We may exercise our Legal Defeasance option regardless of whether we previously exercised Covenant Defeasance.

   In order to exercise either Legal Defeasance or Covenant Defeasance

     (1) we must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the Holders must have a valid, perfected, exclusive security interest in such trust,

     (2) in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

       (a) we have received from, or there has been published by the Internal Revenue Service, a ruling, or

       (b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

     (3) in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

     (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit,

     (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or by which we or any of our Subsidiaries are bound,

     (6) we shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by us with the intent of preferring the Holders of such Notes over any other of our creditors or with the intent of defeating, hindering, delaying or defrauding any other of our creditors or others, and

     (7) we shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the Officers' Certificate, (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) of this paragraph have been complied with.

   If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due, then our obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

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Satisfaction and Discharge

   The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes) as to all outstanding Notes when either

     (1) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation, or

     (2) (a) all Notes not theretofore delivered to the Trustee for cancellation otherwise have become due and payable or, within one year will become due and payable or subject to redemption as set forth above under the heading "Optional Redemption," and we have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal, premium, if any, and accrued interest and Liquidated Damages, if any) on the Notes not theretofore delivered to the Trustee for cancellation,

      (b) we have paid all sums payable by us under the Indenture,

      (c) we have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be, and

      (d) the Holders have a valid, perfected, exclusive security interest in such trust.

   In addition, we must deliver an Officers' Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Amendments and Supplements

   The Indenture contains provisions permitting us and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, we and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of Holders of at least 66 2/3% in aggregate principal amount of Notes at the time outstanding, modify the provisions (including the defined terms used therein) of the covenant described above under the heading "Repurchase of Notes at the Option of the Holder upon a Change of Control" in a manner adverse to the Holders; and provided, further, that no such modification may, without the consent of each Holder affected thereby

     (1) change the Stated Maturity on any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof at our option, or change the coin or currency in which, any Note or any premium or the interest (or Liquidated Damages) thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at our option, on or after the Redemption Date), or

     (2) amend or modify our obligation to make or consummate an Asset Sale Offer after the obligation to make such an Asset Sale Offer arises, or

     (3) alter the provisions (including the defined terms used therein) regarding our right to redeem the Notes as a right, or at our option in a manner adverse to the Holders, or

     (4) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or

     (5) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

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Governing Law

   The Indenture is and the Notes will be governed by, and construed in accordance with, the laws of the State of New York including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b).

No Personal Liability of Partners, Stockholders, Officers, Directors

   No direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company, the Guarantors or any successor entity shall have any personal liability in respect of our obligations or the obligations of the Guarantors under the Indenture or the Notes solely by reason of his or its status as such stockholder, employee, officer or director, except that this provision shall in no way limit the obligation of any Guarantor pursuant to any guarantee of the Notes.

Book-Entry, Delivery and Form

   We will initially issue the Notes in the form of one or more global notes (the "Global Note"). The Global Note will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (the "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   We expect that pursuant to procedures established by DTC, upon the deposit of the Global Note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

   So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC and, if applicable, Morgan Guaranty Trust Company of New York, as operator of the Euroclear system ("Euroclear"). Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered to be the owner or holder

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

of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   We will make payments of principal of, premium, if any, and interest on the Notes represented by the Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note. Neither we, the Trustee nor any Paying Agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear will be effected in the ordinary way in accordance with its rules and operating procedures.

   DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Note for certificated Notes which it will distribute to its participants.

   Although DTC and Euroclear are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility or liability for the performance by DTC, Euroclear or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Certain Definitions

   "Acquired Indebtedness" means Indebtedness (including Disqualified Capital Stock) of any Person existing at the time such Person becomes our Subsidiary, including by designation, or is merged or consolidated into or with us or one of our Subsidiaries.

   "Acquisition" means the purchase or other acquisition of any Person or all or substantially all the assets of any Person by any other Person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

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

   "Affiliate" means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with us. For purposes of this definition, the term "control" means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that with respect to ownership interests in us and our Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control. Notwithstanding the foregoing, Affiliate shall not include Wholly Owned Subsidiaries that are Guarantors.

   "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

     (1) 1.0% of the principal amount of the Note; or

     (2) the excess of:

      (a) the present value at such Redemption Date of (1) the redemption price of the Note at February 15, 2004 (such redemption price being stated in the table appearing under the heading "Optional Redemption") plus (2) all required interest payments due on the Note through February 15, 2004, computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 75 basis points; over

      (b) the principal amount of the Note.

   "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

   "Beneficial Owner" or "beneficial owner" for purposes of the definition of Change of Control and Affiliate has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

   "Board of Directors" means, with respect to any Person, the board of directors of such Person or any committee of the Board of Directors of such Person authorized, with respect to any particular matter, to exercise the power of the board of directors of such Person.

   "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

   "Capital Contribution" means any contribution to our equity for which no consideration other than the issuance of common stock with no redemption rights and no special preferences, privileges or voting rights is given.

   "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

   "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

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

   "Cash Equivalent" means:

     (1) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof) maturing within one year after the date of acquisition;

     (2) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and a Thompson Bank Watch rating of "B" or better maturing within one year after the date of acquisition;

     (3) commercial paper issued by others having the highest rating obtainable from Standard & Poor's Corporation or Moody's Investors Service, Inc.;

     (4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (2) above;

     (5) marketable obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing, or payable at the demand of the holder thereof, within one year from the date of acquisition thereof and, at the time of acquisition, having one of the three highest ratings obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc.; and

     (6) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) through (5) above.

   "Change of Control" means:

     (1) any merger or consolidation of us with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of our assets, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), either (x) any "person" or "group" (other than the Excluded Persons) is or becomes the "beneficial owner," directly or indirectly, of more than 40% of the Voting Equity Interests of the transferee(s) or surviving entity or entities, and the Excluded Persons shall cease to own beneficially at least a greater percentage of the Voting Equity Interests of the transferee(s) or surviving entity or entities or
  (y) the Excluded Persons shall cease to own beneficially (A) 30% of the Voting Equity Interests of such transferee(s) or surviving entity or entities or (B) a greater percentage of the Voting Equity Interests of such transferee(s) or surviving entity or entities than any other person or group, which ever is less,

     (2) any "person" or "group" (other than the Excluded Persons) is or becomes the "beneficial owner," directly or indirectly, of more than 40% of our Voting Equity Interests, and the Excluded Persons shall cease to own beneficially at least a greater percentage of our Voting Equity Interests,

     (3) the Continuing Directors cease for any reason to constitute a majority of our Board of Directors then in office, or

     (4) we adopt a plan of liquidation or dissolution.

   "Consolidated Coverage Ratio" of any Person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed
of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to

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

such Person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of such calculation

     (1) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period,

     (2) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period,

     (3) the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of the Reference Period, and

     (4) the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

   "Consolidated EBITDA" means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of

     (1) Consolidated income tax expense,

     (2) Consolidated depreciation and amortization expense,

     (3) Consolidated Fixed Charges, and

     (4) All other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period),

less the amount of all cash payments made by such Person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period; provided, that consolidated income tax expense, depreciation and amortization and Consolidated Fixed Charges of a Subsidiary
(x) that is a less than Wholly Owned Subsidiary shall only be added to the extent and in the same proportions that the net income of such Subsidiary was included in the calculation of Consolidated Net Income of such Person and (y) shall only be added to the extent and in the same proportions that the Consolidated EBITDA of such Subsidiary is permitted to be paid or distributed as a dividend, advance, loan or other distribution to such Person.

   "Consolidated Fixed Charges" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of

     (1) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (a) original issue discount and non-cash interest payments or accruals on any Indebtedness, (b) the interest portion of all deferred payment obligations, and (c) all commissions, discounts and other fees and charges owed with respect to banker's acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and

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

     (2) the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries).

   For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

   "Consolidated Net Income" means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication)

     (1) all gains or losses which are extraordinary (as determined in accordance with GAAP) (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock),

     (2) the net income, if positive, of any Person, other than a Consolidated Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Consolidated Subsidiary of such Person during such period, but in any case not in excess of such Person's pro rata share of such Person's net income for such period,

     (3) the net income or loss of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition,

     (4) the net income, if positive, of any of such Person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, and

     (5) the net income of, and all dividends and distributions from, any Unrestricted Subsidiary.

   "Consolidated Net Worth" of any Person at any date means the aggregate consolidated stockholders' equity of such Person (plus amounts of equity attributable to preferred stock) as would be shown on the consolidated balance sheet of such Person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such Person and its Consolidated Subsidiaries, (b) all upward revaluations and other write-ups in the book value of any asset of such Person or a Consolidated Subsidiary of such Person subsequent to the Issue Date, and
(c) all investments in subsidiaries that are not Consolidated Subsidiaries and in Persons that are not Subsidiaries.

   "Consolidated Subsidiary" means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

   "Consolidation" means the consolidation of our accounts with the accounts of our Subsidiaries, all in accordance with GAAP; provided, that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary with our accounts. The term "consolidated" has a correlative meaning to the foregoing.

   "Continuing Director" means during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted our Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors

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

at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of our assets, if such agreement was approved by a vote of such majority of directors).

   "Credit Agreement" means the credit agreement, dated as of September 30, 1999, by and among us, certain of our Subsidiaries, certain financial institutions and Bank One, NA, as agent and representative, providing for

     (1) an aggregate $100.0 million term loan facility, and

     (2) an aggregate $100.0 million revolving credit facility,

including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations with lenders party to the Credit Agreement or their affiliates and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreement

     (1) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

     (2) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of us and our Subsidiaries and our respective successors and assigns,

     (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred its incurrence would not be prohibited by the Indenture, or

     (4) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Designated Senior Debt" means Senior Debt from time to time outstanding under the Credit Agreement.

   "Disqualified Capital Stock" means, with respect to any Person,

     (1) Equity Interests of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes, and

     (2) any Equity Interests of any Subsidiary of such Person other than any common equity with no preferences, privileges, and no redemption or repayment provisions.

   "Equity Interests" means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

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   "Event of Loss" means, with respect to any property or asset, any (1) loss, destruction or damage of such property or asset or (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Excluded Persons" means (1) David Schwartz, Alice Schwartz, Norman D. Schwartz, Steven Schwartz, (2) any spouse, immediate family member, relative or lineal descendant of any person described in clause (1), (3) any trust in which any one or more of the persons described in clause (1) or (2) holds all of the beneficial interests, and (4) any Affiliate of the persons described in clause
(1) or (2).

   "Exempted Affiliate Transaction" means (1) customary employee compensation and benefit arrangements approved by a majority of independent (as to such transactions) members of our Board of Directors, (2) Restricted Payments, other than Investments, permitted under the terms of the covenant discussed above under the heading "Limitation on Restricted Payments," (3) transactions solely between us and any Guarantor, or solely among Guarantors, (4) payment of reasonable directors' fees to persons who are not otherwise our Affiliate, (5) sales of Equity Interests (other than Disqualified Capital Stock) to our Affiliates, (6) performance of all agreements in existence on the Issue Date and any modification thereto or any transaction contemplated thereby in any replacement agreement therefor so long as such modification or replacement is not more disadvantageous to us, any of our Subsidiaries or the Holders in any material respect than the original agreement as in effect on the Issue Date,
(7) transactions with suppliers or vendors pursuant to purchase orders executed in the ordinary course of business consistent with past practice and (8) transactions solely between us and any Subsidiary or solely among Subsidiaries; provided, that in the case of clauses (7) and (8) only, such transactions are otherwise in compliance with the covenant described above under the heading "Limitations on Transactions with Affiliates" without giving effect to the application of clause (3) of such covenant.

   "Existing Indebtedness" means our Indebtedness and the Indebtedness of our Subsidiaries immediately after giving effect to the Transactions (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, reduced to the extent such amounts are repaid, refinanced or retired.

   "Foreign Subsidiary" means any of our Subsidiaries which (1) is not organized under the laws of the United States, any state thereof or the District of Columbia and (2) conducts substantially all of its business operations outside the United States of America.

   "Foreign Subsidiary Credit Agreement" means any credit agreement or similar instrument, including, without limitation, working capital or equipment purchase lines of credit, entered into by any Foreign Subsidiary governing the terms of a bona fide borrowing by such Foreign Subsidiary from (a) a third-party financial institution that is primarily engaged in the business of commercial banking or (b) a vendor or other provider of financial accommodations in connection with the purchase of equipment, in either case for valid business purposes, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Foreign Subsidiary Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations with lenders party to a Foreign Subsidiary Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Foreign Subsidiary Credit Agreement and all refundings, refinancings and replacements of any Foreign Subsidiary Credit Agreement, including any agreement

     (1) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

     (2) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Foreign Subsidiaries and their respective successors and assigns,

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     (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred its incurrence would not be prohibited by the Indenture, or

     (4) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

   "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect from time to time.

   "Genetic Systems" means Genetic Systems Corporation, a Delaware corporation.

   "Guarantor" means each of our Subsidiaries that in the future executes a Guarantee pursuant to and in accordance with the requirements of the Indenture in which such Subsidiary unconditionally guarantees on a senior subordinated basis our obligations under the Notes and the Indenture; provided, that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

   "Indebtedness" of any Person means, without duplication,

     (1) all liabilities and obligations, contingent or otherwise, of such Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP

       (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),

       (b) evidenced by bonds, notes, debentures or similar instruments,

       (c) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors,

       (d) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, or

       (e) relating to any Capitalized Lease Obligation,

     (2) all liabilities and obligations, contingent or otherwise, of such Person evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit,

     (3) all net obligations of such Person under Interest Swap and Hedging Obligations,

     (4) all liabilities and obligations of others of the kind described in the preceding clause (1), (2) or (3) that such Person has guaranteed or provided credit support or that is otherwise its legal liability or which are secured by any assets or property of such Person,

     (5) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (1), (2), (3), (4), or this clause (5), whether or not between or among the same parties,

     (6) all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends), and

     (7) all obligations to purchase, redeem or acquire any third-party Equity Interests.

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   For purposes hereof, the "maximum fixed repurchase price" of any
Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

   The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

   "Interest Swap and Hedging Obligation" means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

   "Investment" by any Person in any other Person means (without duplication):

     (1) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition;

     (2) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any written commitment to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business) within one year;

     (3) other than guarantees of our Indebtedness or any Subsidiary to the extent permitted by the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

     (4) the making of any capital contribution (which shall be deemed to include payment of consideration in excess of fair market value of any assets received) by such Person to such other Person; and

     (5) the designation by our Board of Directors of any Person to be an Unrestricted Subsidiary.

   We shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither we nor any of our Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from us or one of our Subsidiaries shall be deemed an Investment valued at its fair market value at the time of such transfer. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

   "Issue Date" means the date of first issuance of the Notes under the Indenture.

   "Junior Security" means any Qualified Capital Stock and any Indebtedness of ours or a Subsidiary, as applicable, that is contractually subordinated in right of payment to Senior Debt at least to the same extent as

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the Notes, and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes; provided, that in the case of subordination in respect of Designated Senior Debt, "Junior Security" shall mean any Qualified Capital Stock and any Indebtedness of ours or the Subsidiary that

     (1) has a final maturity date occurring after the final maturity date of all Designated Senior Debt on the date of issuance of such Qualified Capital Stock or Indebtedness,

     (2) is unsecured,

     (3) has an Average Life longer than the security for which such Qualified Capital Stock or Indebtedness is being exchanged, and

     (4) by their terms or by law are subordinated to Designated Senior Debt on the date of issuance of such Qualified Capital Stock or Indebtedness at least to the same extent as the Notes.

   "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

   "Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

   "Material Domestic Subsidiary" means any Subsidiary (other than a Foreign Subsidiary) that is a Significant Subsidiary or any group of Subsidiaries (other than Foreign Subsidiaries) that on a combined basis would constitute a Significant Subsidiary.

   "Net Cash Proceeds" means the aggregate amount of cash or Cash Equivalents received by us in the case of a sale of Qualified Capital Stock or a Capital Contribution and by us and our Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of our securities (including options, warrants, rights and convertible or exchangeable debt) that were issued for cash on or after the Issue Date, the amount of cash originally received by us upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary), expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale, sale of Qualified Capital Stock or Capital Contribution, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by us) of income, franchise, sales and other applicable taxes required to be paid by us or any of our Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes.

   "Non-Recourse Indebtedness" means Indebtedness of a Person as to which neither we nor any Subsidiary provides any guarantee, collateral or other credit support of any kind whatsoever.

   "Obligation" means any principal, premium or interest payment, or monetary penalty, or damages, due by us or any Guarantor under the terms of the Notes or the Indenture, including any Liquidated Damages due pursuant to the terms of the Registration Rights Agreement.

   "Offering" means the offering of the Notes by us.

   "Officers' Certificate" means the officers' certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

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   "Permitted Investment" means:

     (1) any Investment in us or any Subsidiary; provided, that Investments by us or any Guarantor in Subsidiaries (other than Guarantors) shall be limited to $15 million in the aggregate, subject to clause (4) below;

     (2) any Investment in Cash Equivalents;

     (3) intercompany notes to the extent permitted under the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;"

     (4) any Investment by us or any Subsidiary in a Person in a Related Business if as a result of such Investment such Person immediately becomes a Subsidiary or such Person is immediately merged with or into us or a Subsidiary; provided, that Investments by us or any Guarantor under this clause (4) shall be subject to and reduce dollar for dollar the amount of Investments in Subsidiaries that may be made under clause (1) above, unless, as a result of such Investment, such Person immediately becomes a Guarantor or is immediately merged with or into us or a Guarantor, in which case such Investment shall not reduce the amount available under clause
  (1);

     (5) other Investments in any Person or Persons; provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (5) that are outstanding (after giving effect to any such Investments that are returned to us or any Subsidiary that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (5) in such Person) at any time does not in the aggregate exceed $10 million (measured by the value attributed to the Investment at the time made);

     (6) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that complies with the covenant described above under "Limitation on Sale of Assets and Subsidiary Stock;"

     (7) any acquisition of assets solely in exchange for the issuance of our Equity Interests (other than Disqualified Capital Stock);

     (8) any Investment in connection with Interest Swap and Hedging Obligations otherwise permitted under this Indenture;

     (9) any Investment received (a) in satisfaction of judgments or (b) as payment on a claim made in connection with any bankruptcy, liquidation, receivership or other insolvency proceeding; and

     (10) Investments in a Person or Persons existing on the Issue Date, plus additional Investments in such Person or Persons made on or after the Issue Date in an aggregate amount not to exceed at any time outstanding $10 million.

   "Permitted Lien" means:

     (1) Liens existing on the Issue Date, immediately after giving effect to the Transactions;

     (2) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on our books and records in accordance with GAAP;

     (3) statutory liens of carriers, warehousemen, mechanics, material men, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business; provided, that (a) the underlying obligations are not overdue for a period of more than 30 days, or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

     (4) Liens securing the Notes and the Exchange Notes;

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     (5) Liens securing Indebtedness of a Person existing at the time such
  Person becomes one of our Subsidiaries or is merged with or into us or one of our Subsidiaries or Liens securing Indebtedness incurred in connection with an Acquisition; provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

     (6) Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to the Indenture; provided, that such Liens relate solely to the property which is subject to such Purchase Money Indebtedness;

     (7) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by us or any of our Subsidiaries in the ordinary course of business;

     (8) Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders than the terms of the Liens securing such refinanced Indebtedness; provided, that, the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

     (9) Liens securing Indebtedness under the Credit Agreement incurred in accordance with the terms of the Indenture;

     (10) Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with the terms of the Indenture;

     (11) Liens in favor of Bio-Rad or any Subsidiary Guarantor;

     (12) Liens securing reimbursement obligations with respect to commercial letters of credit which solely encumber documents and other property relating to such letters of credit and products and proceeds thereof;

     (13) Liens securing other Indebtedness not exceeding $10.0 million at any time outstanding; and

     (14) Liens on the Equity Interests of Unrestricted Subsidiaries securing obligations of Unrestricted Subsidiaries to the extent permitted by the terms of the Indenture.

   "Person" or "person" means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, limited liability partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

   "Preferred Stock" means any Equity Interest of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

   "Pro Forma" or "pro forma" shall have the meaning set forth in Regulation S-X of the Securities Act of 1933, as amended, unless otherwise specifically stated herein.

   "Purchase Money Indebtedness" of any Person means any Indebtedness of such Person to any seller or other Person incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease), construction, installation or improvement of any after acquired real or personal tangible property which, is directly related to a Related Business of the Company and which is incurred concurrently with (or within 180 days following) such acquisition, construction, installation or improvement and is secured only by the assets so financed.

   "Qualified Capital Stock" means any of our Capital Stock that is not Disqualified Capital Stock.

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   "Qualified Exchange" means:

     (1) any legal defeasance, redemption, retirement, repurchase or other acquisition of our Capital Stock or our Indebtedness issued on or after the Issue Date with the Net Cash Proceeds received by us from the substantially concurrent sale of our Qualified Capital Stock or, to the extent used to retire our Indebtedness (other than Disqualified Capital Stock) issued on or after the Issue Date, our Subordinated Indebtedness;

     (2) any issuance of our Qualified Capital Stock in exchange for any of our Capital Stock or Indebtedness issued on or after the Issue Date; or

     (3) any exchange of our Subordinated Indebtedness for our Subordinated Indebtedness issued on or after the Issue Date.

   "Reference Period" with regard to any Person means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

   "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock

     (1) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or

     (2) constituting an amendment, modification or supplement to, or a deferral or renewal of (clauses (1) and (2) above are, collectively, a "Refinancing"), any Indebtedness (including Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing in accordance with the terms of the documents governing the Indebtedness refinanced without giving effect to any modification thereof made in connection with or in contemplation of such refinancing) the lesser of

      (1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including
    Disqualified Capital Stock) so Refinanced and

      (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing;

provided, that (a) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such Person issuing such Refinancing Indebtedness, (b) such Refinancing Indebtedness shall (I) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing and (II) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of Holders than was the Indebtedness (including Disqualified Capital Stock) to be refinanced, (c) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the Notes, and
(d) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the Holders than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased.

   "Related Business" means the business conducted (or proposed to be conducted) by us and our Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of our Board of Directors are materially related businesses.

   "Restricted Investment" means, in one or a series of related transactions, any Investment other than Permitted Investments.

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   "Restricted Payment" means, with respect to any Person:

     (1) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any parent or Subsidiary of such Person;

     (2) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any Subsidiary or parent of such Person;

     (3) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness (other than the Notes), directly or indirectly, by such Person or a parent or Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness; and

     (4) any Restricted Investment by such Person;

provided, however, that the term "Restricted Payment" does not include

       (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer, or

       (2) any dividend, distribution or other payment to us, or to any Subsidiary, by us or any of our Subsidiaries.

   "Senior Debt" with respect to us means Indebtedness (including any monetary obligation in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law) of ours or any Guarantor arising under the Credit Agreement or any Guarantee thereof or that is permitted to be incurred under the terms of the Indenture unless the terms of the instrument creating or evidencing such Indebtedness expressly provides that it is on a parity with or subordinated in right of payment to the Notes; provided, that in no event shall Senior Debt include (1) Indebtedness to any of our Subsidiaries or any officer, director or employee of ours or any of our Subsidiaries or any other Affiliate,
(2) Indebtedness incurred in violation of the terms of the Indenture, (3) Indebtedness to trade creditors, (4) Disqualified Capital Stock, (5) Capitalized Lease Obligations, and (6) any liability for taxes owed or owing by us or such Guarantor.

   "Significant Subsidiary" shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date, except that all references to "10%" in such Regulation shall be deemed to be references to "5%" for purposes of this definition.

   "Stated Maturity" when used with respect to any Note, means February 15, 2007.

   "Subordinated Indebtedness" means our Indebtedness that is subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto to the Notes.

   "Subsidiary" with respect to any Person, means (1) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (2) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (3) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and in which such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a "Subsidiary" of ours or a "Subsidiary" of any of our Subsidiaries. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of the Company.

   "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of that Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days before the Redemption Date (or, if that Statistical Release is no longer published, any publicly available source of similar market date)) most nearly equal to the period from the Redemption Date to February 15, 2004; provided, however, that if the period from the Redemption Date to February 15, 2004 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

   "Unrestricted Subsidiary" means any of our subsidiaries that does not own any Capital Stock of, or own or hold any Lien on any property of, us or any of our Subsidiaries and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by our Board of Directors); provided, that such subsidiary at the time of such designation

     (1) has no Indebtedness other than Non-Recourse Indebtedness,

     (2) is not party to any agreement, contract, arrangement or understanding with us or any of our Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons who are not our Affiliates,

     (3) is a Person with respect to which neither we nor any of our Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, and

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Subsidiaries, other than Guarantees of the Notes.

   Our Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary; provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and (2) immediately after giving effect to such designation, on a pro forma basis, we could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant described above under the heading "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

   "U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

   "Voting Equity Interests" means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

   "Wholly Owned Subsidiary" means a Subsidiary all the Equity Interests of which (other than directors' qualifying Shares) are owned by us or one or more of our Wholly Owned Subsidiaries.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
                                OF THE EXCHANGE

   The following discussion summarizes the material U.S. federal income tax income consequences expected to result to you if you exchange your private notes for exchange notes in the exchange offer. This summary is based on:

  . the facts described in the registration statement of which this prospectus is a part,

  . the Internal Revenue Code of 1986, as amended,

  . current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code,

  . the legislative history of the Internal Revenue Code,

  . current administrative interpretations and practices of the Internal
    Revenue Service, and

  . court decisions,

all as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings that are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. The tax considerations contained in this discussion may be challenged by the Internal Revenue Service and may not be sustained by a court if challenged by the Internal Revenue Service, and we have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax treatment of the exchange of private notes for the exchange notes.

   Certain holders may be subject to special rules not discussed below including, without limitation:

  . insurance companies;

  . financial institutions or broker-dealers;

  . tax-exempt organizations;

  . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes;

  . foreign corporations or partnerships; and

  . persons who are not citizens or residents of the United States.

You should consult your tax advisor as to the particular tax consequences of exchanging private notes for exchange notes, including the applicability and effect of any state, local or foreign laws.

   The exchange of private notes for exchange notes will be treated as a "non-event" for U.S. federal income tax purposes. That is, the exchange of private notes for exchange notes will not be treated as an "exchange" for U.S. federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Therefore, no material federal income tax consequences will result to you from exchanging private notes for exchange notes.

                              PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that for a period of up to one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

   We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify you against liabilities under the Securities Act.

   By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that my have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

                                 LEGAL MATTERS

   Certain legal matters in connection with the notes offered hereby will be passed upon for us by Latham & Watkins, San Francisco, California.

                              INDEPENDENT AUDITORS

   The consolidated financial statements of Bio-Rad as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing herein.

   The consolidated financial statements of PSD as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by PGA, a Member Firm of Andersen Worldwide, independent auditors, as stated in their report appearing herein.

                             AVAILABLE INFORMATION

   We are subject to the information requirements of the Exchange Act (File No. 001-07928), and in accordance therewith we file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, Suite 1375, New York, New York 10048 and at 44 Montgomery Street, Suite 1100, San Francisco, California 94104. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

   This prospectus constitutes part of a registration statement on Form S-4 filed under the Securities Act with respect to the exchange notes to be issued in the exchange offer. As permitted by the SEC rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and San Francisco, California.

   Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

   We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

            Bio-Rad SEC Filings (File No. 001-07928)               Filed on
            ----------------------------------------               --------
   Annual Report on Form 10-K (including information
    specifically incorporated by reference into our Form 10-K
    from our 1999 Annual Report to Stockholders and Proxy
    Statement for our 2000 Annual Meeting of Stockholders)...     March 29, 2000

   Current Report on Form 8-K................................  February 18, 2000

   Quarterly Report on Form 10-Q.............................       May 15, 2000

   We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of the exchange offer.

                               GLOSSARY OF TERMS

 assay.......................  A test for a particular substance.

 auto-immunity...............  A condition in which an individual's immune system starts reacting against his or her own
                                tissues, causing diseases such as lupus.

 bacteriology................  The study of a group of single-celled procaryotic organisms called bacteria.

 biotechnology...............  The industrial use of living organisms or biological techniques developed through basic
                                research.

 chromatography..............  An analytical technique used to separate molecules based on how they tend to cling to or
                                dissolve in various solids, liquids and gases.

 confocal....................  Having the same focus or foci.

 DNA.........................  (deoxyribonucleic acid): The molecule that encodes genetic information.

 electrophoresis.............  (ionophoresis): A method of separating large molecules (such as DNA fragments or proteins)
                                from a mixture of similar molecules.

 epidemiology................  The scientific study of diseases; includes analyzing the occurrence and distribution of
                                diseases and the factors that govern their
                                spread.

 fluorescent label...........  A molecule which fluoresces and can be attached to a probe molecule that does not fluoresce.

 FT-IR.......................  Fourier Transform Infrared Spectrometry.

 gel electrophoresis.........  Electrophoresis in which molecules (as proteins and nucleic acids) migrate through a gel and
                                separate into bands according to size.

 gene transfer...............  The transfer of genes into a cell by any of a number of different methods available.

 genetics....................  The study of the patterns of inheritance of specific traits.

 genomics....................  The study of genes, which includes genome mapping, gene sequencing and gene function.

 glycated hemoglobin.........  glycate: the product of the nonenzymic reaction between a sugar and the free amino group(s) of
                                proteins in which it is not known if the sugar
                                is attached by a glycosyl or a glycoside
                                linkage, or has formed a Shiff base.

 glycation...................  The nonenzymic reaction that forms a glycate.

 hemoglobin..................  The protein in red blood cells that carries oxygen.

 homocysteine................  A cardiac marker.

 imaging.....................  Radiological production of a clinical image using x-rays, ultrasound, computed tomography,
                                magnetic resonance, radionuclide scanning,
                                thermography, etc.; especially, cross-sectional
                                imaging, such as ultrasonography, CT, or MRI.

                               The action or process of producing an image
                                especially by means other than visible light
                                (acoustic imaging)--compare magnetic resonance imaging.

                               medical imaging: The use of MRI scans, x-rays,
                                PET scans, CT scans, etc. to create pictures of various features of the human body to aid in medical diagnosis.

 immunoassay.................  A test which uses the ability of antibodies to home in on a particular antigenic target, such
                                as a bacterial or viral antigen, to identify
                                its presence in a given sample. In clinical
                                diagnostics, different methodologies such as
                                radioimmunoassay (RIA) and enzyme immunoassay
                                (EIA) are used to give qualitative or
                                quantitative determinations from patients
                                samples.

 immuno-hematology...........  A branch of immunology that deals with the immunologic properties of blood.

 immunology..................  A subfield of biology that deals with the study of antigens and the immune process and how
                                humans and higher animals fight off disease.

 informatics.................  The study of the application of computer and statistical techniques to the management of
                                information. In genome projects, informatics
                                includes the development of methods to search
                                databases quickly, to analyze DNA sequence
                                information, and to predict protein sequence
                                and structure from DNA sequence data.

                               (bioinformatics: The use of computers in solving
                                information problems in the life sciences;
                                mainly, it involves the creation of extensive electronic databases on genomes, protein sequences, etc. Secondarily, it involves techniques such as the three-dimensional modeling of biomolecules and biologic systems).

                               (medical informatics: Medical informatics is the
                                use of computers and software to solve clinical or health care problems and the use of algorithms to improve communication, understanding and management of medical information).

 in vitro....................  Literally, in glass; outside the living body and in an artificial environment.

 liquid chromatography.......  A method of separating and purifying a substance into its component parts.

 microbiology................  The study of organisms that are too small to be seen with the naked eye, such as bacteria,
                                viruses and yeasts.

 phosphor....................  1: a phosphorescent substance.

                               2: a luminescent substance that emits light when
                                excited by radiation (as electrons) and is used especially in fluorescent lamps and cathode-ray tubes.

 proteomics..................  The study of the protein complement of genes.

 radioactive.................  radioactive isotope: An isotope of an element that has an unstable nucleus; it tries to
                                stabilize itself by giving off ionizing
                                radiation.

 radioisotope................  A radioactive isotope; radioisotopic/adjective.

 reagent.....................  A substance used (as in detecting or measuring a component, in preparing a product, or in
                                developing photographs) because of its chemical
                                or biological activity.

 RIA.........................  (radioimmunoassay): immunoassay of a substance that has been radioactively labeled.

 spectral....................  of, relating to, or made by a spectrum.

 spectroscopy................  1: the production and investigation of spectra.

                               2: the process or technique of using a
                                spectroscope or spectrometer.

 spectrum....................  A continuum of color formed when a beam of light is dispersed (as by passage through a prism) so
                                that its component wavelengths are arranged in
                                an ordered arrangement by a particular
                                characteristic (as frequency or energy).

 toxicology..................  The scientific study of the chemistry, effects and treatment of poisonous substances.

 virology....................  The scientific study of viral and viral infections.

 wafer.......................  A thin slice, typically 10-30 mils thick, sawed from a cylindrical ingot (boule) of bulk
                                semiconductor material (usually silicon), four
                                to eight inches in diameter.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
BIO-RAD LABORATORIES, INC.

Report of Independent Public Accountants...................................  F-2

Consolidated Balance Sheets................................................  F-3

Consolidated Statements of Income..........................................  F-5

Consolidated Statements of Cash Flows......................................  F-6

Consolidated Statements of Changes in Stockholders' Equity.................  F-7

Notes to Consolidated Financial Statements.................................  F-8

Condensed Consolidated Balance Sheets...................................... F-23

Condensed Consolidated Statements of Income................................ F-24

Condensed Consolidated Statements of Cash Flows............................ F-25

Notes to Condensed Consolidated Financial Statements....................... F-26

PASTEUR SANOFI DIAGNOSTICS

Report of Independent Public Accountants................................... F-28

Consolidated Balance Sheets................................................ F-29

Consolidated Statements of Operations...................................... F-30

Consolidated Statements of Stockholders' Equity............................ F-31

Consolidated Statements of Cash Flows...................................... F-32

Notes to Consolidated Financial Statements................................. F-33

Consolidated Balance Sheet................................................. F-43

Consolidated Statement of Operations....................................... F-44

Consolidated Statement of Stockholders' Equity............................. F-45

Consolidated Statement of Cash Flows....................................... F-46

Notes to Consolidated Financial Statements................................. F-47

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

San Francisco, California, February 9, 2000, except for Note 14, as to which the date is February 17, 2000

                           BIO-RAD LABORATORIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
                         ASSETS
Current Assets:
  Cash and cash equivalents.............................. $  17,087  $  10,081
  Accounts receivable, less allowance of $9,582 in 1999
   and $3,629 in 1998....................................   193,898    106,010
Inventories:
  Raw materials..........................................    32,398     26,038
  Work in process........................................    31,936     21,614
  Finished goods.........................................    61,943     44,759
                                                          ---------  ---------
    Total inventories....................................   126,277     92,411
  Deferred tax assets....................................    20,584     18,340
  Prepaid expenses and other current assets..............    20,871      8,547
                                                          ---------  ---------
    Total current assets.................................   378,717    235,389
Property, Plant and Equipment:
  Land and improvements..................................     8,937      8,057
  Buildings and leasehold improvements...................    73,230     56,280
  Equipment..............................................   168,401    133,838
                                                          ---------  ---------
    Total property, plant and equipment..................   250,568    198,175
  Accumulated depreciation...............................  (124,626)  (116,045)
                                                          ---------  ---------
    Net property, plant and equipment....................   125,942     82,130
Marketable Securities....................................     1,169      6,174
Goodwill.................................................   105,350     18,616
Other Assets.............................................    57,684     24,990
                                                          ---------  ---------
    Total Assets......................................... $ 668,862  $ 367,299
                                                          =========  =========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable............................................ $ 11,547  $  8,721
  Current maturities of long-term debt.....................   10,413       672
  Accounts payable.........................................   64,737    26,706
  Accrued payroll and employee benefits....................   59,919    27,351
  Sales, income and other taxes payable....................   14,086     6,396
  Other current liabilities................................   41,819    27,398
                                                            --------  --------
      Total current liabilities............................  202,521    97,244
Long-Term Debt, net of current maturities..................  239,211    42,339
Deferred Tax Liabilities...................................    7,016    13,382
                                                            --------  --------
      Total liabilities....................................  448,748   152,965
                                                            --------  --------
Commitments and Contingent Liabilities
Stockholders' Equity:
  Preferred stock, $1.00 par value, 2,300,000 shares
   authorized;
   none outstanding........................................       --        --
  Class A common stock, $1.00 par value, 15,000,000 shares
   authorized; outstanding 1999--9,977,862; 1998--
   9,973,679...............................................    9,978     9,974
  Class B common stock, $1.00 par value, 6,000,000 shares
   authorized; outstanding 1999--2,484,716; 1998--
   2,452,899...............................................    2,485     2,453
  Additional paid-in capital...............................   18,830    18,523
  Class A treasury stock, 335,450 shares in 1999 and
   306,368 shares in 1998 at cost .........................   (7,392)   (7,047)
  Retained earnings........................................  200,993   189,838
  Accumulated other comprehensive income:
    Currency translation...................................   (4,741)       92
    Net unrealized holding gain (loss) on marketable
     securities............................................      (39)      501
                                                            --------  --------
      Total stockholders' equity...........................  220,114   214,334
                                                            --------  --------
      Total Liabilities and Stockholders' Equity........... $668,862  $367,299
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Net sales....................................... $549,489  $441,942  $426,914
Cost of goods sold..............................  255,223   202,438   189,331
                                                 --------  --------  --------
Gross profit....................................  294,266   239,504   237,583
Selling, general and administrative expense.....  194,457   166,978   164,792
Product research and development expense........   51,210    41,381    46,138
Purchased in-process research and development
 expense........................................   15,500        --        --
                                                 --------  --------  --------
Income from operations..........................   33,099    31,145    26,653
Other income (expense):
  Interest expense..............................  (12,741)   (3,731)   (1,216)
  Investment income, net........................      873     8,790     1,601
  Other, net....................................   (4,815)   (1,976)   (4,310)
                                                 --------  --------  --------
Income before taxes.............................   16,416    34,228    22,728
Provision for income taxes......................    4,695     9,926     6,364
                                                 --------  --------  --------
Net income...................................... $ 11,721  $ 24,302  $ 16,364
                                                 ========  ========  ========
Basic earnings per share:
  Net income.................................... $   0.97  $   1.98  $   1.33
                                                 ========  ========  ========
  Weighted average common shares................   12,110    12,264    12,260
                                                 ========  ========  ========
Diluted earnings per share:
  Net income.................................... $   0.96  $   1.97  $   1.32
                                                 ========  ========  ========
  Weighted average common shares................   12,165    12,358    12,394
                                                 ========  ========  ========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Cash received from customers................ $ 527,132  $ 436,029  $ 414,694
  Cash paid to suppliers and employees........  (453,266)  (395,265)  (381,489)
  Interest paid...............................    (9,307)    (3,833)    (1,155)
  Income tax payments.........................   (17,237)    (9,370)   (10,950)
  Miscellaneous receipts (payments)...........    (2,341)      (226)         9
                                               ---------  ---------  ---------
  Net cash provided by operating activities...    44,981     27,335     21,109


Cash flows from investing activities:
  Capital expenditures, net...................   (27,275)   (21,176)   (23,571)
  Payments for acquisitions...................  (202,828)        --    (31,238)
  Purchases of marketable securities and
   investments................................    (2,216)   (19,086)    (8,352)
  Sales of marketable securities and
   investments................................     6,600     16,367      3,419
  Foreign currency hedges, net................     2,401     (1,360)     3,817
                                               ---------  ---------  ---------
  Net cash used in investing activities.......  (223,318)   (25,255)   (55,925)


Cash flows from financing activities:
  Net borrowings under line-of-credit
   arrangements...............................   (13,493)    (1,365)     4,665
  Long-term borrowings........................   353,108    133,710     87,275
  Payments on long-term debt..................  (151,788)  (130,666)   (55,329)
  Arrangement and other fees for long-term
   acquisition financing......................    (5,008)        --         --
  Proceeds from issuance of common stock......       343        103      1,459
  Purchase of treasury stock..................    (2,233)    (4,665)    (5,302)
  Reissuance of treasury stock................     1,322      1,978        750
                                               ---------  ---------  ---------
  Net cash provided by (used in) financing
   activities.................................   182,251       (905)    33,518

Effect of exchange rate changes on cash.......     3,092     (1,937)     2,751
                                               ---------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents..................................     7,006       (762)     1,453
Cash and cash equivalents at beginning of
 year.........................................    10,081     10,843      9,390
                                               ---------  ---------  ---------
Cash and cash equivalents at end of year...... $  17,087  $  10,081  $  10,843
                                               =========  =========  =========


        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                               Year Ended December 31,
                                              ----------------------------
                                                1999      1998      1997
                                              --------  --------  --------
Common Stock, $1.00 par value:
  Balance at beginning of year............... $ 12,427  $ 12,421  $ 12,321
  Issuance of common stock...................       36         6       100
  Balance at end of year.....................   12,463    12,427    12,421
Additional Paid-In Capital:
  Balance at beginning of year...............   18,523    18,426    17,067
  Issuance of common stock...................      307        97     1,359
  Balance at end of year.....................   18,830    18,523    18,426
Treasury Stock:
  Balance at beginning of year...............   (7,047)   (6,006)   (1,639)
  Purchase of treasury stock.................   (2,233)   (4,665)   (5,302)
  Reissuance of treasury stock...............    1,888     3,624       935
  Balance at end of year.....................   (7,392)   (7,047)   (6,006)
Retained Earnings:
  Balance at beginning of year...............  189,838   167,182   151,003
  Net income.................................   11,721    24,302    16,364
  Reissuance of treasury stock at less than
   cost......................................     (566)   (1,646)     (185)
  Balance at end of year.....................  200,993   189,838   167,182
Accumulated Other Comprehensive Income:
  Balance at beginning of year...............      593     4,654     4,756
  Currency translation adjustments...........   (4,833)    1,241    (4,719)
  Net unrealized holding gains...............       66       819     5,746
  Reclassification adjustment for gains
   included in net income....................     (606)   (6,121)   (1,129)
  Balance at end of year.....................   (4,780)      593     4,654
                                              --------  --------  --------
    Total Stockholders' Equity............... $220,114  $214,334  $196,677
                                              ========  ========  ========
Comprehensive Income:
  Net income................................. $ 11,721  $ 24,302  $ 16,364
  Currency translation adjustments...........   (4,833)    1,241    (4,719)
  Net unrealized holding gains...............       66       819     5,746
  Reclassification adjustments for gains
   included in net income....................     (606)   (6,121)   (1,129)
                                              --------  --------  --------
    Total Comprehensive Income............... $  6,348  $ 20,241  $ 16,262
                                              ========  ========  ========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (In thousands of dollars, except share and per share data)

1. Significant Accounting Policies

 Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1999 presentation.

 Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and with the exception of certain developing countries, generally does not require collateral. As a result of increased risk in these countries, some Bio-Rad sales are subject to collateral letters of credit. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently anticipate a credit risk associated with these receivables.

 Inventory Valuation

   Inventories are valued at the lower of average cost or market and include material, labor and overhead costs.

 Property, Plant and Equipment

   Property, plant and equipment are carried at historical cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from two to thirty years. Leasehold improvements are amortized over the lives of the respective leases or the lives of the improvements, whichever is shorter.

 Marketable Securities

   The Company's marketable securities are classified as available-for-sale and are recorded at current market value. Unrealized holding gains and losses are included as a separate component of stockholders' equity. Realized gains and losses are included in investment income. For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification.

                           BIO-RAD LABORATORIES, INC.

 Goodwill

   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited, typically ten to fifteen years. Goodwill, other intangibles and other long-lived assets are periodically reviewed for impairment to ensure they are properly valued.

 Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services are rendered and all significant obligations of the Company have been met. Where appropriate, the Company also establishes a concurrent reserve for returns and allowances.

   The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of equipment sold at a price which includes a warranty, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty.

 Foreign Currency Translation

   Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

 Forward Exchange Contracts

   The Company does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. These contracts generally have maturity dates of 60 days or less, relate primarily to currencies of industrial countries and are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense and offset exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of premiums and discounts which result from interest rate differentials between the U.S. and the countries of the currencies being traded. The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

 Stock Compensation Plans

   Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method had been applied.

 Earnings Per Share

   Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period. Diluted earnings per share are calculated assuming the exercise of certain stock options. Treasury stock is not considered outstanding for purposes of calculating weighted average shares.

 Fair Value of Financial Instruments

   For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, notes payable, accounts payable, long-term debt and forward exchange contracts, the carrying

                           BIO-RAD LABORATORIES, INC.

amounts approximate fair value. The fair values of other instruments are disclosed in relevant notes to the financial statements.

2. Acquisitions

   In October 1999, the Company acquired Pasteur Sanofi Diagnostics S.A., a French corporation (PSD), from its shareholders, Sanofi-Synthelabo S.A. and Institut Pasteur. The Company paid $202,828 for all of the capital stock of PSD (and certain ancillary assets and assumed liabilities related to PSD). PSD was founded by the Institut Pasteur and operates in the HIV and infectious disease diagnostic product market. The purchase of PSD was financed with the proceeds from a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement (see Note 5). The acquisition was accounted for using the purchase method of accounting. The operating results of PSD have been included in the Consolidated Statement of Income from the date of acquisition.

   As a result of the acquisition, the Company recorded $88,630 of goodwill. Goodwill reflects the excess of the purchase price, purchase liabilities and liabilities assumed over the fair value of net identifiable assets and in-process research and development projects acquired. Acquired in-process research and development of $15,500 was charged to expense in the fourth quarter in accordance with generally accepted accounting principles. Purchase liabilities recorded included approximately $14,000 for severance and other employee costs and $4,000 for the consolidation and closure of certain leased facilities. The Company expects to complete its workforce reduction by September 30, 2000. The closure of facilities identified by the Company will be completed in fiscal 2000, with lease payments, net of sublease revenues, continuing until all contractual obligations are met. For the year 1999 no material amounts were charged to the purchase liability for severance and facility closures. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation recorded in the current fiscal year.

   As the Company's 1999 financial statements include only three months of operations of PSD, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Bio-Rad and PSD as if the acquisition had occurred as of January 1, 1998, giving effect to purchase accounting adjustments and actual costs of financing. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Bio-Rad had PSD operated as part of the Company for the years ended December 31, 1999 and 1998.

                                                         Unaudited Pro Forma
                                                       Year Ended December 31,
                                                       -----------------------
                                                          1999        1998
                                                       ----------- -----------
     Sales............................................ $   722,000 $   669,800
     Net income (loss)................................ $     6,300 $    (5,000)
     Basic earnings (loss)per share................... $      0.52 $     (0.41)

   The pro forma amounts reflect the results of operations for Bio-Rad and PSD and the following purchase accounting adjustments for the periods presented:

     Amortization of intangible assets and goodwill based on the purchase price allocation for the period presented.

     Amortization of debt financing fees and expenses over the relative term of the following debt: Senior Credit Agreement, Senior Subordinated Credit Facility and Senior Subordinated Notes.

     The additional interest expense on debt incurred to finance the acquisition offset by a reduction of historical interest resulting from the elimination of PSD's debt.

                           BIO-RAD LABORATORIES, INC.

     The estimated income tax effect on the pro forma adjustments, including a limitation on the deductibility of goodwill amortization.

     The pro forma statements do not include the $15,500 write-off of in-process research and development. This charge is included in the Consolidated Statements of Operations of the Company for 1999.

3. Marketable Securities

   The Company's portfolio is comprised principally of equity securities with an aggregate market value of $1,169 and $6,174 and cost of $1,224 and $5,469 at December 31, 1999 and 1998, respectively. At December 31, 1999, gross unrealized holding gains and losses were $104 and $159, respectively. At December 31, 1998, gross unrealized holding gains and losses were $1,044 and $339, respectively.

   Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows:

                                                     Year Ended December 31,
                                                     ---------------------------
                                                      1999      1998     1997
                                                     -------- --------  --------
     Proceeds....................................... $ 6,600  $ 16,367  $ 3,419
                                                     =======  ========  =======
     Gross realized gains........................... $ 1,260  $  9,168  $ 1,211
     Gross realized losses..........................    (410)     (548)     (82)
                                                     -------  --------  -------
     Net realized gains............................. $   850  $  8,620  $ 1,129
                                                     =======  ========  =======

4. Investment in Affiliates

   In December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 1999, Bio-Rad held approximately 27% of the outstanding stock of IL. A privately held company based in Spain controls over 50% of the outstanding stock of IL. The most recently published financial statements for IL are as of February 28, 1999.

   Given the limited availability of financial information and the low volume of shares traded, Bio-Rad management does not believe there is a sufficient liquid market for IL stock. Accordingly, the investment is reported as Other Assets. Additionally, since Bio-Rad does not have the ability to significantly influence the operating and financial policies of IL, the investment has been recorded at its cost of $18,830.

   An unrealized holding gain of $652 was included in comprehensive income in 1997. This amount was reversed in 1998 when the investment in IL was reclassified to Other Assets.

5. Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $32,742, of which $21,195 was unused at December 31, 1999. The weighted average interest rate on these lines was 5.76% and 5.14% at December 31, 1999 and 1998, respectively. The parent company guarantees most of these credit lines.

                          BIO-RAD LABORATORIES, INC.

   The principal components of long-term debt are as follows:

                                                                 December 31,
                                                               ----------------
                                                                 1999    1998
                                                               -------- -------
     Senior Subordinated Credit Agreement..................... $100,000 $    --
     Term loan................................................  100,000      --
     Revolving credit agreement...............................   49,000  42,000
     Capitalized leases.......................................      624     606
     Other....................................................       --     405
                                                               -------- -------
                                                                249,624  43,011
     Less current maturities..................................   10,413     672
                                                               -------- -------
     Long-Term Debt........................................... $239,211 $42,339
                                                               ======== =======

   On September 30, 1999, the Company entered into a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement to finance the acquisition of PSD and certain related assets and to provide funds for working capital needs. The Senior Credit Agreement included a term loan and revolving facility, each in the amount of $100,000. Debt issue costs related to these financings were $8,600.

   The $100,000 Senior Subordinated Credit Agreement was replaced on January 31, 2000 (see Note 14).

   The term loan and revolving facility are secured by an interest in the Company's assets. Interest on both loans is based upon either the Eurodollar, the Federal Funds effective or corporate based (prime) rate. The term loan interest rate was 8.92% at December 31, 1999. The revolving credit agreement provides for borrowings on a secured basis through September 2004. The interest rate at December 31, 1999 was 9.13%. A commitment fee ranging from
 .30% to .50% annually is charged on the daily unborrowed portion of the revolving credit agreement.

   The Company entered into interest rate swap agreements to reduce the impact of changing interest rates on its revolving credit agreement. At December 31, 1999, the Company had two interest rate swap agreements with commercial banks, having an aggregate notional amount of $25,000. The agreements essentially fix the Company's interest rate exposure on $25,000 worth of floating rate loans under its revolving credit agreement at 8.50%. The agreements mature December 29, 2000 and June 30, 2002. The resulting applicable interest rate was 8.81% on the revolving facility versus an effective rate of 9.13%. In terms of the interest rate swap, the Company is exposed to credit loss in the event of nonperformance by a counterparty, however the Company has not experienced such nonperformance to date and considers such a possibility remote.

   The Senior Credit Agreement (including amendments) requires the Company, among other things, to comply with certain financial ratios. The Company was in compliance with all financial ratios as of December 31, 1999. This agreement also contains certain other restrictions, including limitations on payment of cash dividends, sales of assets, incurrence of indebtedness, the creation of liens, making certain investments and engaging in sale/leaseback transactions.

   Maturities of long-term debt at December 31, 1999, are as follows: 2000-- $10,413; 2001--$15,137; 2002--$20,074; 2003--$25,000; 2004--$79,000;
thereafter--$100,000.

                           BIO-RAD LABORATORIES, INC.

6. Income Taxes

   The U.S. and international components of income before taxes are as follows:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1999     1998     1997
                                                    -------  -------  -------
     U.S........................................... $15,176  $24,173  $11,343
     International.................................   1,240   10,055   11,385
                                                    -------  -------  -------
     Income before taxes........................... $16,416  $34,228  $22,728
                                                    =======  =======  =======

   The provision for income taxes consists of:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1999     1998     1997
                                                    -------  -------  -------
     Current:
       U.S. Federal................................ $ 4,583  $ 8,564  $ 3,277
       International...............................   8,323    4,974    3,226
       U.S. State..................................     853      374      552
                                                    -------  -------  -------
                                                     13,759   13,912    7,055
     Deferred......................................  (9,064)  (3,986)    (691)
                                                    -------  -------  -------
     Provision for income taxes.................... $ 4,695  $ 9,926  $ 6,364
                                                    =======  =======  =======

   The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

                                                    Year Ended December 31
                                                    -------------------------
                                                     1999     1998     1997
                                                    -------  -------  -------
     U.S. statutory tax rate.......................      35%      35%      35%
     State taxes, net of federal income tax
      benefit......................................       2       (1)       1
     Foreign Sales Corporation tax benefit.........     (10)      (5)      (6)
     Research and development tax credit...........      (1)      (1)      (2)
     International taxes in excess of U.S. Foreign
      Tax Credit...................................      12       --        1
     Loss carryforwards utilized...................      (5)      (1)      (6)
     Amortization of goodwill......................       4       --        2
     Foreign losses in connection with the PSD
      acquisition not benefited....................      31       --       --
     Favorable resolution of U.S. income tax
      disputes.....................................     (40)      --       --
     Other.........................................       1        2        3
                                                    -------  -------  -------
     Provision for income taxes....................      29%      29%      28%
                                                    =======  =======  =======

                           BIO-RAD LABORATORIES, INC.

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                            -----------------
                                                              1999     1998
                                                            --------  -------
     Deferred Tax Assets:
       Reserves for obsolete inventory, warranty and bad
        debts.............................................. $ 12,622  $12,102
       Eliminated intercompany profit......................    3,661    3,265
       Tax benefit of foreign loss carryforwards...........   16,457    4,732
       Other...............................................   11,975    3,583
                                                            --------  -------
                                                              44,715   23,682
       Valuation allowance.................................  (24,131)  (5,342)
                                                            --------  -------
       Deferred Tax Assets................................. $ 20,584  $18,340
                                                            ========  =======
     Deferred Tax Liabilities:
       Deferred gain on condemnation....................... $  3,522  $ 4,473
       Depreciation........................................    1,567    1,174
       Development cost of Hercules facility...............    1,385    1,413
       Other...............................................      542    6,322
                                                            --------  -------
       Deferred Tax Liabilities............................ $  7,016  $13,382
                                                            ========  =======

   The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 1999 was an increase of $18,789, primarily resulting from an increase in tax loss carryforwards. The net change in 1998 was an increase of $2,057, primarily resulting from an increase in tax loss carryforwards.

   At December 31, 1999, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $40,231. A portion of these loss carryforwards will expire in the following years: 2000--$809; 2001--$394; 2002--$754; 2003--
$150; 2004--$178; 2005--$1,639 and 2008--$393. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $36,916 at December 31, 1999, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

7. Stockholders' Equity

 Stock Classification

   The Company's outstanding stock consists of Class A Common Stock (Class A) and Class B Common Stock (Class B). Each share of Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that Class A has limited voting rights. Each share of Class A is entitled to one-tenth of a vote on most matters, and each share of Class B is entitled to one vote. Additionally, Class A stockholders are entitled to elect 25% of the Board of Directors and Class B stockholders are entitled to elect

                           BIO-RAD LABORATORIES, INC.

the balance of the directors. Cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares. Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.

 Stock Option Plans

   Bio-Rad maintains incentive and non-qualified fixed stock option plans for officers and certain other key employees. Under the Amended 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,175,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant and expire five years after the date of grant.

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 1999, 1998 and 1997, respectively: no dividend yield for all periods; expected lives of 2.2 and 3.0 years in 1999, 2.0 and 2.9 years in 1998 and 1.8 and 2.8 years in 1997; expected volatility of 34%, 35% and 33%; and risk-free interest rates ranging from 4.72% to 4.82%, 5.39% to 5.48% and 5.63% to 6.15%.

   Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):

                                          Year Ended December 31,
                                -----------------------------------------------
                                     1999            1998            1997
                                --------------- --------------- ---------------
                                Shares   Price  Shares   Price  Shares   Price
                                -------  ------ -------  ------ -------  ------
     Outstanding at beginning
      of year.................  561,047  $23.73 517,018  $21.40 482,900  $16.34
     Granted..................  166,080   19.89 150,653   23.54 147,050   32.54
     Exercised................  (60,914)   8.47 (89,625)  10.09 (90,445)  11.88
     Forfeited................  (19,712)  25.10 (14,677)  25.07 (19,909)  25.38
     Expired..................   (1,386)   7.37  (2,322)   9.46  (2,578)  12.04
                                -------         -------         -------
     Outstanding at end of
      year....................  645,115  $24.18 561,047  $23.73 517,018  $21.40
                                =======         =======         =======
     Options exercisable at
      year-end................  280,825         222,539         172,689
                                =======         =======         =======
     Weighted average fair
      value of options granted
      during the year.........  $  6.46         $  7.62         $ 10.76
                                =======         =======         =======

                           BIO-RAD LABORATORIES, INC.

   The following summarizes information about fixed stock options outstanding at December 31, 1999:

                                 Options Outstanding                  Options Exercisable
                    --------------------------------------------- ----------------------------
       Range of       Number    Weighted Average                    Number
       Exercise     Outstanding    Remaining     Weighted Average Exercisable Weighted Average
        Prices      at 12/31/99 Contractual Life  Exercise Price  at 12/31/99  Exercise Price
       --------     ----------- ---------------- ---------------- ----------- ----------------
     $18.00-$19.69    206,131      2.4 years          $19.04         85,851        $18.13
     $19.80-$23.94    184,916      3.2                 22.49         44,441         22.63
     $25.92-$29.33    124,813      1.3                 26.50         85,909         26.51
     $31.63-$35.89    129,255      2.1                 32.53         64,624         32.53
                      -------                                       -------
     $18.00-$35.89    645,115      2.4                 24.18        280,825         24.72
                      =======                                       =======

 Employee Stock Purchase Plan

   Under the Amended and Restated 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 745,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 58,762 shares for $1,098, 51,446 shares for $1,129 and 43,785 shares for $982 to employees in 1999, 1998 and 1997, respectively. At December 31, 1999, 105,364 shares remained authorized under the Plan.

   The fair value of the employees' purchase rights since 1995 was estimated using the Black-Scholes model with the following assumptions for 1999, 1998 and 1997, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 22% to 35%, from 28% to 38% and from 19% to 30%; and risk-free interest rates ranging from 4.28% to 4.88%, from 4.27% to 5.23% and from 5.02% to 5.41%. The weighted average fair value of those purchase rights granted in 1999, 1998 and 1997 was $4.74, $5.55 and $5.50, respectively.

 Pro Forma Disclosures

   If compensation cost for the Company's stock-based compensation plans had been determined based upon the fair value at grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1999    1998    1997
                                                        ------- ------- -------
     Net income
       As reported..................................... $11,721 $24,302 $16,364
       Pro forma....................................... $10,469 $23,026 $15,173
     Diluted earnings per share
       As reported..................................... $  0.96 $  1.97 $  1.32
       Pro forma....................................... $  0.86 $  1.86 $  1.22

   Under the requirements of SFAS No. 123, the above disclosures relate only to options granted after December 15, 1994, and do not include the impact of outstanding options that were made prior to the period for which SFAS No. 123 is effective. Since employee stock options vest over several years, and additional

                           BIO-RAD LABORATORIES, INC.

grants are likely to be made in the future, during the phase-in period of SFAS No. 123 the disclosures are not likely to be representative of the effects on reported pro forma net income or earnings per share in future years.

8. Earnings Per Share

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 55,000, 94,000 and 134,000 shares, for the years ended December 31, 1999, 1998 and 1997, respectively.

   Options to purchase 261,000, 229,000 and 133,000 shares of common stock were outstanding during 1999, 1998 and 1997, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at the end of 1999.

9. Other Income and Expense

   Other, net includes the following income and (expense) components:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
     Amortization of goodwill....................... $(3,813) $(2,068) $(1,612)
     Exchange gains (losses)........................    (886)      22     (711)
     Other non-operating litigation costs, net......      73      117   (1,606)
     Miscellaneous other items......................    (189)     (47)    (381)
                                                     -------  -------  -------
     Other, net..................................... $(4,815) $(1,976) $(4,310)
                                                     =======  =======  =======

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

10. Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows:

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1999     1998      1997
                                                   --------  -------  --------
     Net income..................................  $ 11,721  $24,302  $ 16,364
     Adjustments to reconcile net income to net
      cash provided by operating activities:
       Depreciation and amortization.............    27,495   20,975    19,470
       Foreign currency hedge transactions, net..    (2,401)   1,360    (4,001)
       Gains on dispositions of marketable
        securities...............................      (850)  (8,620)   (1,129)
       Increase in accounts receivable, net......   (16,082)  (5,739)   (6,176)
       (Increase) decrease in inventories........     4,095     (166)  (14,831)
       (Increase) decrease in other current
        assets...................................     5,609    4,629    (6,369)
       Increase (decrease) in accounts payable
        and other current liabilities............    26,153   (4,808)   18,775
       Increase in income taxes payable..........     4,804    1,040     1,122
       Decrease in deferred taxes................   (16,946)  (5,292)   (1,276)
       Other.....................................     1,383     (346)     (840)
                                                   --------  -------  --------
     Net cash provided by operating activities...  $ 44,981  $27,335  $ 21,109
                                                   ========  =======  ========

                           BIO-RAD LABORATORIES, INC.

11. Commitments and Contingent Liabilities

 Rents and Leases

   Net rental expense under operating leases was $13,607 in 1999, $12,622 in 1998 and $11,339 in 1997. Leases are principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1999, under operating leases are as follows: 2000--$10,166; 2001--$7,554; 2002--$4,914; 2003--$3,605;
2004--$2,769; subsequent to 2004--$7,084.

 Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $4,030, $3,566 and $3,285 in 1999, 1998 and 1997, respectively.

 Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. At December 31, 1999, the Company had contracts maturing in January 2000 to sell foreign currency with a market value of $64,390 and to purchase foreign currency with a market value of $6,339. At December 31, 1998, the Company had contracts maturing in January 1999 to sell foreign currency with a market value of $48,053 and to purchase foreign currency with a market value of $1,811.

12. Legal Proceedings

   The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the outcome of these claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.

13. Segment Information

   The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998 which changed the way the Company reports information about its operating segments.

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products, clinical diagnostics and analytical instruments. Bio-Rad has three reportable segments: Life Science, Clinical Diagnostics and Analytical Instruments. These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

   The Life Science segment develops, manufactures, sells and services liquid chromatography, electrophoresis, gene amplification and transformation, imaging and image analysis, DNA sequencing and sample preparation products. These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, and government and industrial research facilities.

   The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, and insurance and forensic testing laboratories.

                           BIO-RAD LABORATORIES, INC.

   The Analytical Instruments segment develops, manufactures, sells and services FT-IR spectroscopy systems, semiconductor test and manufacturing instruments, spectral reference publications and software. These products are sold to industrial companies, government institutions, academia and forensic analysis laboratories.

   The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). Segment profit or loss used for corporate management purposes includes an allocation of corporate expense based upon sales and an allocation of interest expense based upon accounts receivable and inventories. In addition, certain items that are classified as non-operating expenses and reported as other income and expense on a consolidated basis are included in segment profit or loss. Segments are expected to manage only assets completely under their control. Accordingly, segment assets include primarily accounts receivable, inventories and gross machinery and equipment.

   Information regarding industry segments at December 31, 1999, 1998 and 1997 and for the years then ended is as follows:

                                                 Life    Clinical   Analytical
                                               Science  Diagnostics Instruments
                                               -------- ----------- -----------
     Segment net sales................... 1999 $234,696  $249,243     $67,974
                                          1998  209,655   170,002      66,100
                                          1997  205,704   150,095      75,800

     Allocated interest expense.......... 1999 $  3,761  $  7,775     $ 1,206
                                          1998    1,501     1,464         571
                                          1997      550       428         212

     Depreciation and amortization....... 1999 $  8,003  $ 15,466     $ 1,335
                                          1998    7,328    11,242       1,652
                                          1997    7,258     7,553       3,768

     Segment profit (loss)............... 1999 $ 16,643  $ 16,661     $ 2,928
                                          1998   12,649    18,160      (2,166)
                                          1997    6,816    19,257      (1,003)

     Segment assets...................... 1999 $131,689  $320,419     $35,387
                                          1998  124,219   129,089      38,607
                                          1997  116,289   111,453      44,964

     Capital expenditures................ 1999 $ 10,673  $ 13,388     $ 1,378
                                          1998    6,487    15,213       1,912
                                          1997    7,461    14,432       1,991

   Capital expenditures include capitalized leases of $100, $311 and $331 in 1999, 1998 and 1997, respectively.

   Inter-segment sales are primarily from Life Science to Clinical Diagnostics and are priced to give Life Science a market representative gross margin. This represents the difference between total segment net sales and consolidated net sales. The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters.

                           BIO-RAD LABORATORIES, INC.

   The following reconciles total segment profit to consolidated income before taxes:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1999     1998     1997
                                                   --------  -------  -------
     Total segment profit......................... $ 36,232  $28,643  $25,070
     Gross profit on inter-segment sales..........   (1,204)  (1,925)  (2,338)
     Net corporate operating, interest and other
      expense not allocated to segments...........   (3,985)  (1,280)  (1,605)
     Purchased in-process research and
      development.................................  (15,500)      --       --
     Investment income, net.......................      873    8,790    1,601
                                                   --------  -------  -------
     Consolidated income before taxes............. $ 16,416  $34,228  $22,728
                                                   ========  =======  =======

   The following reconciles total segment assets to consolidated total assets:

                                                         December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
     Total segment assets.......................  $487,495  $291,915  $272,706
     Cash and other current assets..............    58,542    36,968    39,025
     Net property, plant and equipment excluding
      segment specific gross machinery and
      equipment.................................   (41,378)  (11,364)   (5,635)
     Other long-term assets.....................   164,203    49,780    45,780
                                                  --------  --------  --------
     Total assets...............................  $668,862  $367,299  $351,876
                                                  ========  ========  ========

   The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service:

                                                      Year Ended December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
     Europe......................................... $188,969 $141,004 $132,551
     Pacific Rim....................................  110,729   88,917   98,070
     United States..................................  225,795  195,309  184,533
     Other (primarily Canada and Latin America).....   23,996   16,712   11,760
                                                     -------- -------- --------
       Total net sales.............................. $549,489 $441,942 $426,914
                                                     ======== ======== ========

   The following presents long-lived assets by geographic area based upon the location of the asset:

                                                            December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
     Europe......................................... $ 34,129 $  7,860 $  7,004
     Pacific Rim....................................    6,954    4,933    3,885
     United States..................................  247,293  118,628  112,967
     Other (primarily Canada and Latin America).....    1,769      489      602
                                                     -------- -------- --------
       Total long-lived assets...................... $290,145 $131,910 $124,458
                                                     ======== ======== ========

                           BIO-RAD LABORATORIES, INC.

14. Subsequent Event

   The Company entered into a $100,000 Senior Subordinated Credit Agreement dated January 31, 2000. This agreement had a one-year term and provided for an automatic rollover for an additional term maturing in September 2005. The proceeds of this transaction were used to replace the Senior Subordinated Credit Agreement dated September 30, 1999. Fees paid in January 2000 to replace and initiate the Senior Subordinated Credit Agreements were $4,000. The replacement loan was repaid in February 2000.

   The Company sold $150,000 aggregate principal amount of Senior Subordinated Notes due in 2007 under an indenture dated February 17, 2000. The notes were offered at 98.832% of par and pay a fixed rate of interest of 11.625% per year. The notes are redeemable at the Company's option prior to the due date under certain terms and conditions. The Company's obligations under the notes are not secured and rank junior to all of the Company's existing and future senior debt. The indenture requires the Company, among other things, to comply with certain financial ratios and covenants. The proceeds from this transaction were used (1) to repay the $100,000 Senior Subordinated Credit Agreement dated January 31, 2000, (2) to permanently retire $20,000 of the $100,000 term loan, and (3) to repay a portion of the outstanding borrowings under the revolving facility.

15. Quarterly Financial Data--(unaudited)

   Summarized quarterly financial data for 1999 and 1998 are as follows:

                                           First    Second   Third    Fourth
                                          Quarter  Quarter  Quarter  Quarter
                                          -------- -------- -------- --------
     1999
       Net sales......................... $125,738 $115,794 $113,527 $194,430
       Gross profit......................   70,182   65,241   61,628   97,215
       Net income (loss).................   10,802    7,881    4,253  (11,215)
       Basic earnings (loss) per share... $   0.89 $   0.65 $   0.35 $  (0.92)
       Diluted earnings (loss) per
        share............................ $   0.89 $   0.65 $   0.35 $  (0.92)

     1998
       Net sales......................... $116,174 $107,898 $ 98,982 $118,888
       Gross profit......................   64,076   58,857   53,577   62,994
       Net income........................    8,776    7,151    1,938    6,437
       Basic earnings per share.......... $   0.72 $   0.58 $   0.16 $   0.52
       Diluted earnings per share........ $   0.71 $   0.58 $   0.16 $   0.52

                           BIO-RAD LABORATORIES, INC.

16. Information Concerning Common Stock--(unaudited)

   The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respectively. The following sets forth, for the periods indicated, the high and low prices for the Company's Class A and Class B Common Stock.

                                                    Class A         Class B
                                                    -----------     -----------
                                                    High    Low     High    Low
                                                    ----    ---     ----    ---
     1999
       First Quarter............................... 21 3/4  18 7/8  21 3/8  19 3/8
       Second Quarter.............................. 29      20 3/8  27 1/2  23 3/8
       Third Quarter............................... 28      25 5/8  27      25 7/8
       Fourth Quarter.............................. 27 1/2  22 1/2  27 1/8  23 1/8

     1998
       First Quarter............................... 27      22 1/2  26 3/8  23 1/4
       Second Quarter.............................. 34 1/8  24 1/8  33 3/4  27
       Third Quarter............................... 31 7/8  23 5/16 29 1/2  24 1/4
       Fourth Quarter.............................. 24 3/4  19 1/2  22 3/8  19 3/4

   On February 28, 2000, the Company had 570 holders of record of Class A Common Stock and 265 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

                           BIO-RAD LABORATORIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                       March 31,  December 31,
                                                         2000         1999
                                                      ----------- ------------
                                                      (unaudited)
                       ASSETS
Cash and cash equivalents............................  $ 15,321     $ 17,087
Accounts receivable..................................   189,574      193,898
Inventories..........................................   136,287      126,277
Prepaid expenses, taxes and other current assets.....    41,101       41,455
                                                       --------     --------
  Total current assets...............................   382,283      378,717
Net property, plant and equipment....................   126,134      125,942
Marketable securities................................     1,359        1,169
Other assets.........................................   161,586      163,034
                                                       --------     --------
    Total assets.....................................  $671,362     $668,862
                                                       ========     ========

        LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current maturities of long-term
 debt................................................  $ 13,805     $ 21,960
Accounts payable.....................................    61,399       64,737
Accrued payroll and employee benefits................    53,362       59,919
Sales, income and other taxes payable................    12,797       14,086
Other current liabilities............................    44,591       41,819
                                                       --------     --------
  Total current liabilities..........................   185,954      202,521
Long-term debt, net of current maturities............   258,062      239,211
Deferred tax liabilities.............................     8,348        7,016
                                                       --------     --------
    Total liabilities................................   452,364      448,749
                                                       --------     --------

Stockholders' Equity
Preferred stock, $1.00 par value, 2,300,000 shares
 authorized; none outstanding........................       --           --
Class A common stock, $1.00 par value, 15,000,000
 shares authorized; outstanding--9,979,162 at March
 31, 2000 and 9,977,862 at December 31, 1999.........     9,979        9,978
Class B common stock, $1.00 par value, 6,000,000
 shares authorized; outstanding--2,498,966 at March
 31, 2000 and 2,484,716 at December 31, 1999.........     2,500        2,485
Additional paid-in capital...........................    19,104       18,830
Class A treasury stock, 272,500 shares at March 31,
 2000 and 335,450 shares at December 31, 1999 at
 cost................................................    (6,005)      (7,392)
Retained earnings....................................   203,766      200,993

Accumulated other comprehensive income:
  Currency translation...............................   (10,553)      (4,741)
  Net unrealized holding gain (loss) on marketable
   securities........................................       207          (39)
                                                       --------     --------
    Total stockholders' equity.......................   218,998      220,114
                                                       --------     --------
      Total liabilities and stockholders' equity.....  $671,362     $668,862
                                                       ========     ========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)

                                                               Three Months
                                                              Ended March 31,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
                                                                (Unaudited)
Net sales................................................... $183,686  $125,738
Cost of goods sold..........................................   86,720    55,556
                                                             --------  --------
Gross profit................................................   96,966    70,182
Selling, general and administrative expense.................   60,718    43,017
Product research and development expense....................   17,871    10,534
                                                             --------  --------
Income from operations......................................   18,377    16,631
Interest expense............................................   (8,766)     (896)
Investment income, net......................................      288        74
Other, net..................................................   (5,553)     (680)
                                                             --------  --------
Income before taxes.........................................    4,346    15,129
Provision for income taxes..................................    1,391     4,327
                                                             --------  --------
Net income.................................................. $  2,955  $ 10,802
                                                             ========  ========
Basic earnings per share:
  Net income................................................ $   0.24  $   0.89
                                                             ========  ========
  Weighted average common shares............................   12,177    12,108
                                                             ========  ========
Diluted earnings per share:
  Net income................................................ $   0.24  $   0.89
                                                             ========  ========
  Weighted average common shares............................   12,256    12,123
                                                             ========  ========


        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                          Three Months Ended
                                                               March 31,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
                                                              (Unaudited)
Cash flows from operating activities:
  Cash received from customers........................... $ 183,781  $ 115,236
  Cash paid to suppliers and employees...................  (176,672)  (108,512)
  Interest paid..........................................    (7,353)      (914)
  Income tax payments....................................    (2,676)    (2,776)
  Miscellaneous payments.................................    (2,902)    (1,629)
                                                          ---------  ---------
  Net cash provided by (used in) operating activities....    (5,822)     1,405

Cash flows from investing activities:
  Capital expenditures, net..............................    (8,318)    (4,608)
  Purchases of marketable securities and investments.....      (376)      (632)
  Sales of marketable securities and investments.........       481        222
  Foreign currency hedges, net...........................     2,330      1,806
                                                          ---------  ---------
  Net cash used in investing activities..................    (5,883)    (3,212)

Cash flows from financing activities:
  Net borrowings under line-of-credit arrangements.......    (5,009)    (3,096)
  Long-term borrowings...................................   369,251     19,051
  Payments on long-term debt.............................  (353,047)   (16,146)
  Arrangement and other fees for long-term financing.....    (4,500)       --
  Proceeds from issuance of common stock.................       290        292
  Treasury stock activity, net...........................     1,205     (1,785)
                                                          ---------  ---------
  Net cash provided by (used in) financing activities....     8,190     (1,684)
Effect of exchange rate changes on cash..................     1,749      1,446
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents.....    (1,766)    (2,045)
Cash and cash equivalents at beginning of period.........    17,087     10,081
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  15,321  $   8,036
                                                          =========  =========
Reconciliation of net income to net cash provided by
 operating activities:
  Net income............................................. $   2,955  $  10,802
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization........................    10,688      5,225
    Foreign currency hedge transactions, net.............    (2,330)    (1,806)
    Gains on dispositions of marketable securities.......      (304)       (52)
    Decrease (increase) in accounts receivable...........     2,910     (8,129)
    Increase in inventories..............................   (10,922)      (756)
    Decrease (increase) in other current assets..........       193       (724)
    Decrease in accounts payable and other current
     liabilities.........................................    (7,502)    (2,719)
    (Decrease) increase in income taxes payable..........    (1,041)       931
    Other................................................      (469)    (1,367)
                                                          ---------  ---------
Net cash provided by (used in) operating activities...... $  (5,822) $   1,405
                                                          =========  =========

        The accompanying notes are an integral part of these statements.

                           BIO-RAD LABORATORIES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements of Bio-Rad Laboratories, Inc. ("Bio-Rad" or the "Company"), reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. All such adjustments are of a normal recurring nature. The condensed consolidated financial statements should be read in conjunction with the notes to consolidated financial statements contained in the Company's Annual Report for the year ended December 31, 1999 (the Company's 1999 Annual Report). Certain amounts in the financial statements of the prior year have been reclassified to be consistent with the 2000 presentation.

2. Inventories

   The principal components of inventories are as follows:

                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
                                                              (in thousands)
     Raw materials....................................... $ 33,197    $ 32,398
     Work in process.....................................   38,535      31,936
     Finished goods......................................   64,555      61,943
                                                          --------    --------
                                                          $136,287    $126,277
                                                          ========    ========

3. Property, Plant and Equipment

   The principal components of property, plant and equipment are as follows:

                                                         March 31,  December 31,
                                                           2000         1999
                                                         ---------  ------------
                                                             (in thousands)
     Land and improvements.............................. $   8,900   $   8,937
     Buildings and leasehold improvements...............    68,574      73,230
     Equipment..........................................   169,777     168,401
                                                         ---------   ---------
                                                           247,251     250,568
     Accumulated depreciation...........................  (121,117)   (124,626)
                                                         ---------   ---------
     Net property, plant and equipment.................. $ 126,134   $ 125,942
                                                         =========   =========

4. Acquisitions

   In October 1999, the Company acquired Pasteur Sanofi Diagnostics S.A. At that time, liabilities were recorded of approximately $14.0 million for severance and other employee costs and $4.0 million for the consolidation and closure of certain leased facilities. As of March 31, 2000, expenses charged against these reserves were approximately $2.7 million for severance and other employee costs and $0.6 million for facilities.

5. Earnings Per Share

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 79,000 and 15,000 shares, for the three month periods ended March 31, 2000 and 1999, respectively.

   Options to purchase 215,000 and 409,000 shares of common stock were outstanding during 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at March 31, 2000.

                           BIO-RAD LABORATORIES, INC.

6. Other Income and Expense

   Other income, net for the three months ended March 31, 2000 includes a $3 million payment to settle a dispute arising under the terms of an engagement letter between the Company and an investment bank.

7. Comprehensive Income

   The components of the Company's total comprehensive income were:

                                                         Three Months Ended
                                                              March 31,
                                                         --------------------
                                                           2000       1999
                                                         ---------  ---------
                                                           (in thousands)
     Net Income......................................... $   2,955  $  10,802
     Currency translation adjustments...................    (5,812)    (2,326)
     Net unrealized holding gains (losses)..............       463       (389)
     Reclassification adjustments for gains included in
      net income (expense)..............................      (217)       (37)
                                                         ---------  ---------
       Total comprehensive income (expense)............. $  (2,611) $   8,050
                                                         =========  =========

8. Segment Information

   Information regarding industry segments for the three months ended March 31, 2000 and 1999 is as follows:

                                                  Life    Clinical   Analytical
                                                 Science Diagnostics Instruments
                                                 ------- ----------- -----------
                                                         (in thousands)
     Segment net sales..................... 2000 $66,829   $99,586     $18,379
                                            1999 $60,204   $48,016     $18,304

     Segment profit........................ 2000 $ 7,133   $ 2,992     $   341
                                            1999 $ 6,847   $ 9,595     $   904

   Inter-segment sales are primarily between Life Science and Clinical Diagnostics and are priced to give Life Science a representative gross margin. The following reconciles total segment profit to consolidated income before taxes:

                                                               Three Months
                                                                   Ended
                                                                 March 31,
                                                              ----------------
                                                               2000     1999
                                                              -------  -------
                                                              (in thousands)
     Total segment profit...................................  $10,466  $17,346
     Gross profit on inter-segment sales....................     (561)    (406)
     Net corporate operating, interest and other expense not
      allocated to segments.................................   (3,857)  (1,368)
     Goodwill amortization..................................   (1,990)    (517)
     Investment income, net.................................      288       74
                                                              -------  -------
     Consolidated income before taxes.......................  $ 4,346  $15,129
                                                              =======  =======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pasteur Sanofi Diagnostics:

   We have audited the accompanying consolidated balance sheets of Pasteur Sanofi Diagnostics (PSD) (a French corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of PSD's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pasteur Sanofi Diagnostics and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

                                          PGA
                                          Philippe Mongin
                                          Partner of Andersen Worldwide

Paris, France
July 31, 1999

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1997 (in millions of U.S. dollars, except share and per share data)

                                                                1998     1997
                                                               -------  -------
                              ASSETS
Current Assets:
 Cash........................................................  $   6.9  $   3.7
 Accounts receivable, net of allowance of $6.5 million and
  $6.5 million, respectively.................................     84.7     80.9
 Inventories:
  Raw materials..............................................      8.1      7.7
  Work in process............................................     13.5     12.7
  Finished goods.............................................     22.2     21.0
                                                               -------  -------
  Total inventories..........................................     43.8     41.4
 Prepaid expenses and other current assets...................     10.9      9.2
 Current portion of note receivable..........................      4.3      4.2
                                                               -------  -------
  Total current assets.......................................    150.6    139.4
                                                               -------  -------
Property, Plant and Equipment:
 Land........................................................      0.6      0.6
 Buildings...................................................     36.8     31.0
 Equipment...................................................     96.4     86.3
                                                               -------  -------
  Total property, plant and equipment........................    133.8    117.9
 Accumulated depreciation....................................    (91.7)   (79.2)
                                                               -------  -------
  Net property, plant and equipment..........................     42.1     38.7
Note receivable, net of current portion......................     18.0     20.8
Intangible and other assets, net.............................      1.2      1.4
                                                               -------  -------
  Total assets...............................................  $ 211.9  $ 200.3
                                                               =======  =======

               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Lines of credit.............................................  $  17.3  $  16.7
 Accounts payable............................................     25.0     31.0
 Related entity payable, net.................................     95.3     78.5
 Royalty accruals............................................      6.9      5.3
 Royalties payable to related entity.........................      8.3      5.7
 Payroll accruals............................................      8.9      8.7
 Other current liabilities...................................     13.5     16.8
                                                               -------  -------
  Total current liabilities..................................    175.2    162.7
Deferred Tax Liability.......................................       --       --
Long-Term Liabilities........................................      9.9      7.5

Commitments and Contingencies

Stockholders' Equity:
 Common stock (par value of $20; 2,321,160 shares authorized,
  issued and outstanding as of December 31, 1998 and 1997)...     47.3     47.3
 Additional paid-in capital..................................    182.2    182.2
 Accumulated deficit.........................................   (179.5)  (175.7)
 Accumulated currency translation adjustment.................    (23.2)   (23.7)
                                                               -------  -------
  Total stockholders' equity.................................     26.8     30.1
                                                               -------  -------
  Total liabilities and stockholders' equity.................  $ 211.9  $ 200.3
                                                               =======  =======

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (in millions of U.S. dollars, except share and per share data)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1998       1997       1996
                                               ---------  ---------  ---------
Revenue:
  Net sales................................... $   201.8  $   227.5  $   259.9
  Royalty revenue.............................      17.9       18.3       20.6
  Related entity sales........................       9.2       10.8        8.0
                                               ---------  ---------  ---------
    Total revenue.............................     228.9      256.6      288.5
                                               ---------  ---------  ---------
Cost of Sales:
  Product cost of sales.......................      93.4      103.0      112.0
  Royalty expense.............................      15.6       13.9       13.8
  Related entity royalty expense..............      12.0       14.3       14.7
                                               ---------  ---------  ---------
    Total cost of sales.......................     121.0      131.2      140.5
                                               ---------  ---------  ---------
    Gross profit..............................     107.9      125.4      148.0
                                               ---------  ---------  ---------
Operating Expenses:
  Selling, general and administrative.........      74.4       89.7      112.1
  Distribution................................       8.6        8.7       10.4
  Research and development....................      22.6       23.8       38.5
                                               ---------  ---------  ---------
    Total operating expenses..................     105.6      122.2      161.0
                                               ---------  ---------  ---------
    Operating income (loss)...................       2.3        3.2      (13.0)
Interest expense, net.........................      (5.4)      (5.9)      (8.9)
Other, net....................................       0.3       (5.6)     (26.8)
                                               ---------  ---------  ---------
    Pretax loss...............................      (2.8)      (8.3)     (48.7)
Income tax....................................       1.0        0.7       (0.2)
                                               ---------  ---------  ---------
Net loss...................................... $    (3.8) $    (9.0) $   (48.5)
                                               =========  =========  =========
Basic and diluted loss per share.............. $   (1.63) $   (3.88) $  (20.89)
                                               =========  =========  =========
Weighted average common shares outstanding.... 2,321,160  2,321,160  2,321,160
                                               =========  =========  =========

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1998, 1997 and 1996
         (in millions of U.S. dollars, except share and per share data)

                                                                 Accumulated
                           Common Stock   Additional              Currency       Total
                         ----------------  Paid-in   Accumulated Translation Stockholders'
                          Shares   Amount  Capital     Deficit   Adjustment     Equity
                         --------- ------ ---------- ----------- ----------- -------------
Balance, December 31,
 1995................... 2,321,160 $47.3    $182.2     $(118.2)    $(10.4)      $100.9
  Net loss..............        --    --        --       (48.5)        --        (48.5)
  Currency translation
   adjustment...........        --    --        --          --       (5.0)        (5.0)
                         --------- -----    ------     -------     ------       ------
Balance, December 31,
 1996................... 2,321,160  47.3     182.2      (166.7)     (15.4)        47.4
  Net loss..............        --    --        --        (9.0)        --         (9.0)
  Currency translation
   adjustment...........        --    --        --          --       (8.3)        (8.3)
                         --------- -----    ------     -------     ------       ------
Balance, December 31,
 1997................... 2,321,160  47.3     182.2      (175.7)     (23.7)        30.1
  Net loss..............        --    --        --        (3.8)        --         (3.8)
  Currency translation
   adjustment...........        --    --        --          --        0.5          0.5
                         --------- -----    ------     -------     ------       ------
Balance, December 31,
 1998................... 2,321,160 $47.3    $182.2     $(179.5)    $(23.2)      $ 26.8
                         ========= =====    ======     =======     ======       ======

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in millions of U.S. dollars)

                                                        Year Ended December
                                                                31,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  ------  ------
Operating Activities:
  Net loss............................................. $ (3.8) $ (9.0) $(48.5)
  Adjustment to reconcile net loss to net cash provided
   by (used in) operating activities:
    Depreciation and amortization......................   11.3    15.4    24.0
    Loss on sale of assets.............................     --     3.9     1.3
  Changes in operating assets and liabilities:
    Decrease in inventories............................    0.8     4.3     3.0
    Decrease (increase) in trade and other
     receivables.......................................    3.1    (3.5)   (3.1)
    Decrease in other assets...........................    3.7     1.4     2.4
    Increase (decrease) in accounts payable............   (8.0)   16.9    (8.9)
    Increase (decrease) in other liabilities...........    0.1   (12.8)   29.7
                                                        ------  ------  ------
      Net cash provided by (used in) operating
       activities......................................    7.2    16.6    (0.1)
                                                        ------  ------  ------
Investing Activities:
  Purchase of property and equipment...................  (14.0)  (26.6)  (26.4)
  Proceeds from sales of property and equipment........     --    23.7     0.6
                                                        ------  ------  ------
      Net cash used in investing activities............  (14.0)   (2.9)  (25.8)
                                                        ------  ------  ------
Financing Activities:
  Proceeds from (repayment of) lines of credit.........   (0.6)  (31.4)    0.2
  Proceeds from related entity.........................   10.2    20.4    33.4
  Proceeds from issuance of long-term debt.............     --    (2.9)    4.3
  Repayment of principal of long-term debt.............     --      --   (14.8)
                                                        ------  ------  ------
      Net cash provided by (used in) financing
       activities......................................    9.6   (13.9)   23.1
                                                        ------  ------  ------
Effect of Foreign Exchange Rate Changes on Cash........    0.4    (0.6)   (0.4)
                                                        ------  ------  ------
Net Increase (Decrease) in Cash........................    3.2    (0.8)   (3.2)
Cash and cash equivalents, beginning of year...........    3.7     4.5     7.7
                                                        ------  ------  ------
Cash and cash equivalents, end of year................. $  6.9  $  3.7  $  4.5
                                                        ======  ======  ======
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
    Interest........................................... $  5.7  $  6.4  $  9.5
    Income taxes.......................................    0.9     1.1     0.3

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                         (in millions of U.S. dollars)

1. Presentation of the Company:

   Pasteur Sanofi Diagnostics (PSD) is a Societe Anonyme registered in France. PSD is involved in the research, development, manufacture and distribution of diagnostics products, including primarily reagents and microplates systems. The shareholders of PSD are Sanofi-Synthelabo (Sanofi) and Institut Pasteur,
73.66 percent and 26.34 percent, respectively.

   PSD has an international presence with a strong position in Western Europe (49 percent of 1998 sales), emerging countries (28 percent of 1998 sales), North America (16 percent of 1998 sales) and Japan (7 percent of 1998 sales).

   On July 3, 1999, Bio-Rad entered into an agreement with Sanofi-Synthelabo and Institut Pasteur to acquire the stock of PSD and certain other ancillary assets and to repay debt of PSD for total consideration not to exceed $210 million, subject to adjustments. The purchase price will be funded with the proceeds of a senior subordinated note offering, together with borrowings under a new senior credit facility, which will include a term loan and a revolving credit facility.

2. Summary of Significant Accounting Policies:

 Basis of Presentation

   The consolidated financial statements include the accounts of PSD and its majority-owned subsidiaries after elimination of intercompany balances and transactions. All entities included in the financial statements have a 12-month period of operations that ended as of December 31. These financial statements have been prepared from the accounting records maintained in France. All amounts are presented in millions of U.S. dollars, except share amounts and unless otherwise noted.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future.

 Foreign Currency Translation

   PSD's functional currency is the French Franc. In the accompanying financial statements, assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet dates. Revenue and expenses are translated at the weighted average exchange rate prevailing during the 12-month periods. Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity entitled, "Accumulated currency translation adjustment."

 Concentration of Credit Risk

   Financial instruments that potentially subject PSD to concentration of credit risk consist primarily of trade accounts receivable. PSD performs credit evaluation procedures and generally does not require collateral. Credit risk is limited due to the large number of customers and their dispersion across many geographical areas. In addition, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. PSD does not currently anticipate a significant credit loss associated with these receivables.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

   Sanofi Fujirebio Diagnostics, Inc., a joint venture with Fujirebio, Inc., conducts all its business with Fujirebio, Inc. This represents sales of $14.5 million, $21.8 million and $9.3 million in 1998, 1997 and 1996, respectively. The accounts receivable balances due from Fujirebio were $5.6 million in 1998 and $5.0 million in 1997.

   PSD has a note receivable from Beckman Instruments, Inc. Payment on this note is by installments, with an installment due on April 30 each year, up to and including April 30, 2004. The short-term element of this note receivable was $4.2 million in 1998 and $4.2 million in 1997. The long-term portion of this note receivable was $18.0 million in 1998 and $20.8 million in 1997.

 Inventories

   Inventories are valued at the lower of average cost or market and include material, labor and overhead costs.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Depreciation and amortization computed using the straight-line method over the following estimated useful lives:

     Buildings................. 20 years
     Leasehold improvements.... 3-10 years (or over the remaining lease term, if shorter)
     Software.................. 1-4 years
     Production equipment ..... 3-10 years
     Other equipment........... 10 years

 Retirement Benefits

   PSD accrues the costs of pension, termination and postretirement benefits during the years in which the employees render services. Related benefit expense is determined by an actuary, in accordance with SFAS 87. Liabilities and prepaid expenses are accrued on an actuarial basis using, in most cases, actuarial methods and assumptions that are compatible with U.S. GAAP requirements.

   For defined contribution plans and multiemployer pension plans, expenses are recorded as incurred. For defined benefit indemnities, retirement plans and postretirement benefit plans, liabilities and prepaid expenses are accrued over the estimated term of service of the employee using actuarial methods. Differences caused by actuarial gains or losses arising from changes in actuarial assumptions are amortized over the residual working life of the employees.

 Revenue Recognition

   Revenue from sales is recognized at the time products are shipped or service is rendered and all significant obligations of PSD are complete.

 Research and Development Costs

   Research and development costs are charged to the profit and loss account as incurred.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

 Forward Exchange Contracts

   PSD does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, PSD regularly enters into transactions in currencies other than the French Franc. Sanofi enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign-currency-denominated receivables and payables on behalf of PSD. These contracts generally have maturity dates of 11 months or less and relate primarily to currencies of industrial countries. The fee for the administration of these contracts is 0.1 percent of the face value of the transaction carried out on PSD's behalf. The resulting gains or losses are included in other income and expense offsetting exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of the premiums and discounts resulting from interest rate differentials between France and the countries of the currencies being traded.

 Income Taxes

   Deferred taxes are provided utilizing the liability method in accordance with by SFAS No. 109, "Accounting for Income Taxes," whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

 Earnings per Share

   Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.

 Fair Value of Financial Instruments

   For certain of PSD's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, long-term debt and forward exchange contracts, the carrying amounts approximate fair value. The fair values of other instruments are disclosed in relevant notes to the financial statements.

3. Divestitures:

   As a result of the increasing difficulties encountered in developing a profitable business with the Access(TM) product line, particularly in North America, PSD divested this product line in 1996.

   Consequently, an asset purchase agreement was signed on March 24, 1997, with the U.S. company Beckman Instruments Inc (Beckman), under which all Access-related intellectual property rights, the U.S. production facility and other Access assets worldwide were sold. The final purchase date was April 30, 1997.

   Three agreements were signed with Beckman:

  . A manufacturing agreement for Access reagents produced in the French Steenvoord facility for a period of seven years.

  .  A scientific cooperation agreement for a three-year period.

  . A distribution agreement, under which Beckman agreed to appoint PSD as its exclusive distributor for Access products in selected territories for a three-year period (five years in France).

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

   The estimated costs of this disposal were provided in the financial statements for the year ended December 31, 1996, for an aggregate amount of $26.4 million. The actual cost of the divestiture incurred in 1997 was $27.1 million, including the following:

     Employee severance and relocation................................... $ 6.7
     Cost of transfer of manufacturing...................................   3.3
     Loss on disposal....................................................  14.9
     Other related costs.................................................   2.2

   The proceeds of the sale of $53.8 million included a cash portion of $23.7 million and a note of $30.1 million, which is payable in installments of $4.3 million on each anniversary of the sale date for seven years. The final payment will occur on April 30, 2004. This long-term note receivable was discounted at the closing date by $5.9 million. The interest income included in the financial statements in relation to this receivable is $1.3 million for 1998 and 1997, respectively. The effective interest rate for this note is 5.7 percent.

   Net sales from the Access product line for 1998, 1997 and 1996, respectively, were $37.8 million, $45.4 million and $57.1 million. The net operating income or losses are not separately identifiable.

4. Lines of Credit:

   PSD has the following short-term financing facilities:

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
     Authorized lines of credit.......................    $37.0        $35.0
     Outstanding amounts under lines of credit........     17.3         16.7
     Maximum balances outstanding.....................     20.0         18.0
     Average balances outstanding.....................     14.0         16.0

   Average interest rates on outstanding balances were 6.1 percent in 1997 and
5.7 percent in 1998.

5. Operating Leases:

   PSD leases certain equipment and premises under operating leases that expire on various dates. Future payments on operating leases are due as follows:

     Year Ending December 31,                                             Amount
     ------------------------                                             ------
     1999 ............................................................... $ 5.2
     2000 ...............................................................   3.2
     2001 ...............................................................   2.0
     2002 ...............................................................   2.1
     2003................................................................   2.1
     Thereafter..........................................................   6.0
                                                                          -----
       Total minimum lease payments...................................... $20.6
                                                                          =====

   Net rental expense under operating lease was $4.5 million, $4.6 million and $5.2 million in 1998, 1997 and 1996, respectively.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

6. Retirement Benefits:

   PSD provides various types of retirement and termination benefits to its employees. The type of benefits offered to an individual employee group is determined by the local legal requirements as well as the historical operating practices of the specific business unit.

   Pension benefits are generally determined using a formula that uses the employee's years of credited service and average final earnings. Termination benefits are generally lump-sum payments based upon an individual's years of credited service and annualized salary at retirement or termination of employment.

   The actuarial assumptions used vary by business unit and country, based upon local considerations, with the following averages:

     Benefit obligation discount rate................................... 4 to 6%
     Estimated annual rate of increase in future compensation........... 2 to 8%

   Net benefit costs related to PSD's defined benefit plans included the following components:

 Pension Benefits

                                                          1998   1997   1996
                                                         ------  -----  -----
     Net periodic cost:
       Service cost..................................... $ (0.6) $(0.7) $(0.6)
       Expected interest cost...........................   (0.4)  (0.4)  (0.5)
       Amortization of net transition obligation........   (0.2)  (0.2)  (0.3)
                                                         ------  -----  -----
       Net periodic benefit cost........................ $ (1.2) $(1.3) $(1.4)
                                                         ======  =====  =====

   The plans are unfunded. The net pension liability is included in long-term liabilities in the accompanying balance sheet. The following tables set forth the defined benefit plans' change in benefit obligation and the net pension liability:

                                                          1998   1997   1996
                                                         ------  -----  -----
     Change in projected benefit obligation:
       Projected benefit obligation at beginning of
        year............................................ $ (8.9) $(9.3) $(8.6)
         Service cost...................................   (0.6)  (0.7)  (0.6)
         Interest cost..................................   (0.4)  (0.4)  (0.5)
         Actuarial gain.................................     --     --   (0.2)
         Benefits paid..................................    0.2    0.4    0.1
         Other (exchange rate)..........................   (0.6)   1.2    0.5
                                                         ------  -----  -----
       Projected benefit obligation at end of year......  (10.3)  (8.8)  (9.3)
       Unrecognized actuarial loss......................    0.2    0.2    0.2
       Unrecognized actuarial transition obligation.....    1.7    1.8    2.4
                                                         ------  -----  -----
       Net pension liability............................ $ (8.4) $(6.8) $(6.7)
                                                         ======  =====  =====

 Multiemployer Plans

   Certain employees of PSD participate on a commingled basis with other (non-
PSD) companies in defined benefit pension plans. Such commingled plans are known as multiemployer pension plans. Pension expense for multiemployer pension plans is recorded based upon the agreed funding requirements, and was $0.5 million,

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

$0.5 million and $1.5 million for the years ended December 1998, 1997 and 1996, respectively. The decrease between 1996 and 1997 resulted from the sale in 1997 of the Access segment (581 active participants were terminated in April 1997).

   The multiemployer pension plans include current and former employees of Sanofi. According to an agreement in principle between Sanofi and PSD, Sanofi remains liable for the benefit obligations accrued up to the closing date to the employees of SDP Inc. and Genetic Systems Corporation.

   Recent actuarial valuations indicate that only one multi-employer plan has a significant projected benefit obligation and that this plan is adequately funded.

7. Commitments and Contingencies:

   On April 30, 1997, Sanofi agreed to guarantee in favor of Beckman the full and timely payment by PSD or SDP Inc. of all sums due under their indemnification obligation provided by Article IX of the Asset Purchase Agreement entered into between PSD, SDP Inc. and Beckman on March 24, 1997, whereby PSD and SDP Inc. sold to Beckman their Access immunoassay analyzer business.

   Pursuant to such Asset Purchase Agreement, Beckman is entitled to be indemnified in full for any and all loss resulting from any proceedings by Johnson & Johnson Clinical Diagnostics Ltd. (or any successor-in-interest) against Beckman alleging infringement of European patent 149 565, U.S. Patent 4 745 077 or Japanese patent 60-159651 arising out of the manufacturing and/or sale by, or on behalf of, Beckman of the Access immunoassay analyzers and/or related consumables.

   Pursuant to an agreement dated April 28, 1997, PSD has agreed to hold Sanofi harmless from and against any sums that Sanofi may pay under the guaranty.

   Central Labo Europe (CLE) alleged breach of design and trademark by Europlastic, a supplier for PSD. The product in question is manufactured exclusively for PSD. PSD agreed to pay any damages awarded to CLE if Europlastic was found guilty. CLE is suing for $2.1 million in damages. PSD is requesting DIAMED, the owner of the patent licensed to PSD, to hold it harmless in the CLE dispute, if necessary.

   In 1992, Biochem-Immuno Systems, Inc. ("Biochem") sued Institut Pasteur and PSD jointly, seeking a license under certain of Institut Pasteur's patents and further requesting damages of $11.3 million. Prior to the filing of the claim, the parties had engaged in discussions regarding a possible license arrangement but had not reached agreement before Biochem began marketing products covered by the Institut Pasteur patents. The matter is before the Superior Court of the District of Montreal, in the province of Quebec, Canada. Since 1994, no papers have been filed and no actions have been taken by either party. Counsel for PSD believes the foregoing action has no merit and should be dismissed.

   PSD granted to Biomerieux a license to sell certain diagnostic products. Subsequently, Biomerieux purchased Cambridge Biotech Corporation ("Cambridge"), which had an existing separate license agreement with PSD granting it the right to sell different diagnostic products. The Cambridge-PSD license called for lower royalty payments than those provided in the Biomerieux-PSD agreement. PSD filed an action in Paris against Biomerieux on January 15, 1999 for unpaid royalties under the Biomerieux-PSD license. Biomerieux counterclaimed that it was entitled to lower royalty rates pursuant to the lower rates set forth in the Cambridge-PSD license and alternatively that it was entitled to indemnification from PSD for approximately $9.5 million, which it alleged was the price it paid to acquire Cambridge. Counsel for PSD believes the counterclaim has no merit.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

   PSD is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management and counsel, the outcome of these claims and legal actions would have no material adverse effects on the future results of operations or the financial position of PSD.

   PSD is currently in dispute with the French tax administration, relating to tax treatment of royalties paid on unpatented techniques and withholding tax on an intercompany loan. The total amount in dispute is $1.5 million. According to PSD policy these disputed amounts have not been paid, nor have they been provided for, but warranty has been provided to the French tax administration, as required under French tax law.

   The practices, which gave rise to the dispute described above, have continued to be applied on a consistent basis since the period subject to tax audit (1991-1994). The tax exposure resulting from the continued use of these practices, excluding penalties is estimated at $0.8 million per year. These risks are covered by Sanofi's indemnification of Bio-Rad pursuant to the purchase agreement between Bio-Rad and Sanofi.

   PSD and its subsidiaries are committed to purchase Access consumables for a minimum amount of $8.5 million and a minimum number of 90 Access instruments from Beckman Coulter during 1999.

   PSD has $13.4 million to be received against foreign currencies delivered (out of which $9.3 million relates to Japanese Yen and $3.1 million relates to U.S. dollars), and $12.7 million to deliver against foreign currencies to be received (out of which $11.7 million relates to U.S. dollars).

   PSD has granted comfort letters or guarantees to banks in favor of its subsidiaries to secure local borrowings, for a total of $16.2 million.

8. Other, Net:

   Other, net comprises the following items:

                                                           1998   1997    1996
                                                           -----  -----  ------
     Effects of Access sale............................... $  --  $(6.0) $(26.4)
     Foreign exchange gains...............................   1.0    0.8     0.2
     Foreign exchange losses..............................  (0.4)  (0.6)     --
     Other................................................  (0.3)   0.2    (0.6)
                                                           -----  -----  ------
       Total.............................................. $ 0.3  $(5.6) $(26.8)
                                                           =====  =====  ======

9. Royalty Income and Expense:

   PSD has royalty agreements with Sanofi, Institut Pasteur and other third party license holders. The related party element of these royalty income and expenses are disclosed under Note 11.

   PSD grants sublicenses to third parties for the use of patents in order to manufacture and distribute products using such patents. These sublicense agreements generally provide for the payment of royalties based on sales of the licensee related to such products. Related revenue is recognized at the time of the sale.

   Royalty expense includes royalties which are due for the use of patents to manufacture and distribute certain products. These are calculated on the basis of a percentage of sales made by PSD or its sublicensees or on the basis of unitary fixed amounts of the products. Related expenses are recognized at the time of the sale of the products.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

10. Income Taxes:

   PSD has a tax sharing agreement with Sanofi. Income taxes have been calculated for PSD and each of its subsidiaries on a separate company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

   The components of pretax loss are as follows:

                                                         1998    1997    1996
                                                         -----  ------  ------
     French............................................. $(1.9) $ 19.5  $(25.4)
     International......................................  (0.9)  (27.8)  (23.3)
                                                         -----  ------  ------
       Income before taxes and extraordinary charge..... $(2.8) $ (8.3) $(48.7)
                                                         =====  ======  ======

   The provision for income taxes consists of:

                                                         1998    1997    1996
                                                         -----  ------  ------
     Current:
       French........................................... $ 0.1  $ (0.4) $ (0.3)
       International....................................   0.9     1.1     0.1
                                                         -----  ------  ------
     Provision for income taxes......................... $ 1.0  $  0.7  $ (0.2)
                                                         =====  ======  ======

   PSD's income tax provision differs from the amount computed by applying the French statutory rate to income before taxes as follows:

                                    1998     %    1997     %     1996     %
                                    -----  -----  -----  -----  ------  -----
     Income charged at statutory
      tax rate..................... $(1.2) (41.7) $(3.5) (41.7) $(17.8) (36.7)
     Permanent differences.........  (0.3) (10.5)  (8.0) (96.0)   11.8   24.4
     Differences between French
      statutory rate and other tax
      rates........................  (0.5) (16.5)   3.7   44.1      --     --
     Tax credits used..............  (0.2)  (8.9)  (0.8) (10.1)   (1.7)  (3.5)
     Utilization of carryforward
      losses.......................  (0.5) (17.7)  (1.0) (12.0)   (0.2)  (0.5)
     Effect of carryforward
      losses.......................   3.6  127.7   10.9  131.8     7.9   16.4
     Other.........................   0.1    3.4   (0.6)  (7.8)    0.2   (0.4)
                                    -----  -----  -----  -----  ------  -----
       Actual tax charge........... $ 1.0   35.8  $ 0.7    8.3  $  0.2   (0.3)
                                    =====  =====  =====  =====  ======  =====

   The components of the deferred tax asset (liability) consisted of the following:

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
     Current deferred tax asset:
       Temporary timing differences.................     $  5.0       $ 13.0
       Other temporary differences between tax
        reporting and U.S. GAAP financial reporting:
         Elimination of intercompany profit.........        3.6          4.1
         Tax benefit of loss carryforwards..........       71.6         66.6
         Other, net.................................        5.4          3.1
                                                         ------       ------
         Total deferred tax asset...................       85.6         86.8
         Valuation allowance........................      (85.6)       (86.8)
                                                         ------       ------
     Net current deferred tax asset.................     $   --       $   --
                                                         ======       ======
     Noncurrent deferred tax liability..............     $   --       $   --
                                                         ======       ======

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

   The valuation allowance is needed to reduce the deferred tax asset to an amount that is more likely than not to be realized.

   At December 31, 1998, PSD had net operating loss carryforwards of $107.9 million and $136.0 million of capital loss carryforwards. These carryforwards will expire in the following years:

                                                  Net Operating   Capital Losses
     Expiration Date                            Loss Carryforward  Carryforward
     ---------------                            ----------------- --------------
     2000......................................      $   --           $   --
     2001......................................         0.1              5.0
     2002......................................         0.4               --
     2003......................................         0.6               --
     2004 to 2012..............................       104.1            131.0
     Unlimited.................................         2.7               --
                                                     ------           ------
                                                     $107.9           $136.0
                                                     ======           ======

   These carryforwards mainly relate to the subsidiaries located in France and in the United States of America and their utilization is limited to the separate taxable income of the subsidiaries. The capital losses carryforward may only be utilized against future capital gains.

   PSD does not provide for taxes that would be payable if the cumulative undistributed earnings of its international subsidiaries were remitted. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations.

11. Related Entity Transactions and Balances:

   PSD makes sales to other companies within the Sanofi group. Such sales are included in the profit and loss account.

   PSD has a royalty agreement with Institut Pasteur. Royalty expense includes royalties paid for the use of the Pasteur name. These are calculated on the basis of a percentage varying between 1 percent and 2 percent of net sales in each subsidiary.

   Additional transactions with Institut Pasteur (mainly relating to research and development costs and rights to first refusal on new products) were $2.1 million, $2.3 million and $2.7 million in 1998, 1997 and 1996, respectively. Additionally, PSD's premises at Marnes la Coquette are leased to PSD by Institut Pasteur. The rentals charged through the profit and loss account with respect to this lease agreement were $0.9 million, $0.9 million and $1.0 million in 1998, 1997 and 1996, respectively.

   Elements of costs incurred by Sanofi on behalf of PSD are also included in the profit and loss account as follows:

                                                               1998  1997  1996
                                                               ----- ----- -----
     Sales representatives.................................... $ 3.6 $ 4.4 $ 3.2
     Shared services..........................................   3.4   4.0   4.9
     Holding company costs....................................   0.2   0.3   0.2
     Finance costs............................................   4.7   4.9   4.5
                                                               ----- ----- -----
       Total.................................................. $11.9 $13.6 $12.8
                                                               ===== ===== =====

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

   Shared service and sales representatives' costs are charged to PSD at cost plus a mark-up of 1 percent to 5 percent and include both direct and indirect costs, while holding company expenses are calculated on the basis of actual costs incurred and allocated based on headcount and sales figures for each Sanofi division. Finance costs are the actual costs incurred by each Sanofi division in using the Sanofi cash-pooling facility. The cost of borrowing is based on the market rate plus a margin.

   Sanofi also provides working capital financing. Interest is payable on the net related entity payable at a rate of 3.5 percent to 4.5 percent. The interest charged was $5.0 million, $5.3 million and $5.2 million in 1998, 1997 and 1996, respectively. Interest receivable from related parties was $0.3 million, $0.4 million and $0.6 million for 1998, 1997 and 1996, respectively.

12. Employee Profit-Sharing Plans:

   Sanofi operates a profit-sharing plan. Profit sharing is calculated on the basis of actual evolution of consolidated earnings per share of the Sanofi group.

   The amounts included in the profit and loss account for employee profit sharing for 1998, 1997 and 1996 are $2.5 million, $2.1 million and $2.0 million, respectively.

13. Segment Information:

   The business is managed through zones defined by country of origin of sales. All sales are derived from in-vitro diagnostic products. Geographic sales data is presented below:

                                                 1998   %   1997   %   1996   %
                                                ------ --- ------ --- ------ ---
     France.................................... $101.7  48 $101.0  42 $109.6  41
     USA.......................................   33.3  16   44.4  19   63.1  24
     Other foreign.............................   76.0  36   92.9  39   95.2  35
                                                ------ --- ------ --- ------ ---
       Total................................... $211.0 100 $238.3 100 $267.9 100
                                                ====== === ====== === ====== ===

   The following presents long-lived assets by geographical area, based upon the location of the asset:

                                                               1998  1997  1996
                                                               ----- ----- -----
     France................................................... $23.5 $24.6 $24.8
     USA......................................................  32.4  31.1  47.6
     Other foreign............................................   5.4   5.0  12.2
                                                               ----- ----- -----
       Total.................................................. $61.3 $60.7 $84.6
                                                               ===== ===== =====

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1999
                (in millions of U.S. dollars, except share data)

                                                                    (Unaudited)
                              ASSETS
Current Assets:
 Cash..............................................................   $   8.4
 Accounts receivable, net..........................................      74.0
 Inventories:
  Raw materials....................................................       7.4
  Work in process..................................................      11.8
  Finished goods...................................................      17.6
                                                                      -------
   Total inventories...............................................      36.8

 Prepaid expenses and other current assets.........................      14.4
 Current portion of note receivable................................       4.1
                                                                      -------
   Total current assets............................................     137.7

Property, Plant and Equipment:
 Land..............................................................       0.6
 Buildings.........................................................      35.1
 Equipment.........................................................      91.9
                                                                      -------
   Total property, plant and equipment.............................     127.6
 Accumulated depreciation..........................................      91.2
                                                                      -------
   Net property, plant and equipment...............................      36.4

Intangible assets, net.............................................       1.5
Notes receivables, net of current portion..........................      14.2
Other assets.......................................................       0.5
                                                                      -------
   Total assets....................................................   $ 190.3
                                                                      =======


               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Lines of credit...................................................   $  17.8
 Accounts payable..................................................      24.0
 Related entity payable............................................      82.6
 Other current liabilities.........................................      31.7
                                                                      -------
   Total current liabilities.......................................     156.1


Long-term liabilities..............................................       9.1


Stockholders' Equity:
 Common stock (par value of $20; 2,321,160 shares authorized,
  issued and outstanding)..........................................      47.3
 Additional paid-in capital........................................     182.2
 Accumulated deficit...............................................    (179.4)
 Accumulated currency translation adjustment.......................     (25.0)
                                                                      -------
   Total stockholders' equity......................................      25.1
                                                                      -------
   Total liabilities and stockholders' equity......................   $ 190.3
                                                                      =======

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 For the nine months ending September 30, 1999
         (in millions of U.S. dollars, except share and per share data)

                                                                    (Unaudited)
Revenue:
  Net sales........................................................ $    160.7
  Royalty revenue..................................................       12.6
                                                                    ----------
    Total revenue..................................................      173.3
                                                                    ----------
Cost of Sales:
  Product cost of sales............................................       71.8
  Royalty expense..................................................       21.1
                                                                    ----------
    Total cost of sales............................................       92.9
                                                                    ----------
    Gross profit...................................................       80.4
                                                                    ----------
Operating Expenses:
  Selling, general and administrative..............................       54.8
  Distribution.....................................................        6.4
  Research and development.........................................       15.5
                                                                    ----------
    Total operating expenses.......................................       76.7
                                                                    ----------
    Operating income...............................................        3.7
Interest expense (net).............................................       (2.7)
Other, net.........................................................       (0.7)
                                                                    ----------
    Pretax income..................................................        0.3
Income tax.........................................................        0.2
                                                                    ----------
Net income......................................................... $      0.1
                                                                    ==========
Weighted average common shares.....................................  2,321,160
                                                                    ==========
Basic and diluted earnings per share............................... $     0.04
                                                                    ==========

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 For the nine months ending September 30, 1999
                (in millions of U.S. dollars, except share data)

                                                                 Accumulated
                           Common Stock   Additional              Currency       Total
                         ----------------  Paid-in   Accumulated Translation Stockholders'
                          Shares   Amount  Capital     Deficit   Adjustment     Equity
                         --------- ------ ---------- ----------- ----------- -------------
Balance December 31,
 1998................... 2,321,160 $47.3    $182.2     $(179.5)    $(23.2)       $26.8
  Net Income............                                   0.1                     0.1
  Currency Translation
   Adjustment...........                                             (1.8)        (1.8)
                         --------- -----    ------     -------     ------        -----
Balance September 30,
 1999................... 2,321,160 $47.3    $182.2     $(179.4)    $(25.0)       $25.1
                         ========= =====    ======     =======     ======        =====

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 For the nine months ending September 30, 1999
                         (in millions of U.S. dollars)

                                                                    (Unaudited)
Operating Activities:
  Net income.......................................................    $ 0.1
  Adjustment to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization..................................      8.3
  Changes in operating assets and liabilities:
    Decrease in inventories........................................      3.4
    Decrease in trade and other receivables........................      3.5
    Increase in other assets.......................................     (5.7)
    Decrease in accounts payable...................................      1.1
    Decrease in other liabilities..................................     (2.2)
                                                                       -----
      Net cash provided by operating activities....................      8.5
                                                                       -----
Investing Activities:
  Purchase of property and equipment...............................     (6.5)
                                                                       -----
      Net cash used in investing activities........................     (6.5)
                                                                       -----
Financing Activities:
  Proceeds from lines of credit, net...............................      2.2
  Proceeds from long-term receivable...............................      4.5
  Repayment to related entity, net.................................     (6.7)
                                                                       -----
      Net cash used in financing activities........................     (0.0)
                                                                       -----
Effect on foreign exchange rate changes on cash....................     (0.5)
                                                                       -----
Net increase in cash...............................................      1.5
Cash and cash equivalents, beginning of year.......................      6.9
                                                                       -----
Cash and cash equivalents, end of year.............................    $ 8.4
                                                                       =====

        The accompanying notes are an integral part of these statements.

                 PASTEUR SANOFI DIAGNOSTICS SA AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                         (in millions of U.S. dollars)

1. BASIS OF PRESENTATION:

   The accompanying unaudited condensed consolidated financial statements of PSD and Subsidiaries, ("PSD" or the "Company"), reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim period presented. All such adjustments are of a normal recurring nature. All amounts are presented in millions of U.S. dollars, except share amounts, and unless otherwise noted. The condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in the Company's report for the years ended December 31, 1998 and 1997.

2. SEGMENT INFORMATION:

   The business is managed through zones defined by country of origin of sales. All sales are derived from in-vitro diagnostic products. Geographic sales data are presented below:

                                                                         9/30/99
                                                                         -------
     France.............................................................   75.8
     United States......................................................   24.4
     Other foreign......................................................   60.5
                                                                          -----
       Total............................................................  160.7
                                                                          =====

   The following presents long-lived assets by geographical area based upon the location of the asset:

                                                                         9/30/99
                                                                         -------
     France.............................................................  22.9
     United States......................................................  29.1
     Other foreign......................................................   1.6
                                                                          ----
       Total............................................................  53.7
                                                                          ====

3. SUBSEQUENT EVENTS:

   On July 3, 1999, Bio-Rad entered into an agreement with Sanofi-Synthelabo and Institut Pasteur to acquire the stock of PSD and certain other ancillary assets and to repay debt of PSD for total consideration not to exceed $210 million, subject to adjustments. Bio-Rad will fund the purchase price with the proceeds of a new senior credit facility, which will include a term loan and a revolving credit facility and a bridge loan.

                      [LOGO OF BIO-RAD LABORATORIES, INC.]

                           BIO-RAD LABORATORIES, INC.


                  Offer to Exchange up to $150,000,000 of its
                  11 5/8% Senior Subordinated Notes due 2007,
              Which Have Been Registered Under the Securities Act,
                   for up to $150,000,000 of its Outstanding
                   11 5/8% Senior Subordinated Notes due 2007

                               ----------------

                                   PROSPECTUS

                               ----------------


                                  June 2, 2000